Filed on December 16, 2022
N-4		File Nos.333-________
Allianz Index Advantage+ Income		811-05618
Class ID:________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		X
Pre-Effective Amendment No.
Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	584	X

(Check appropriate box or boxes.)
ALLIANZ LIFE VARIABLE ACCOUNT B
(Exact Name of Registrant)

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Name of Depositor)

5701 Golden Hills Drive, Minneapolis, MN 55416-1297
(Address of Depositor's Principal Executive Offices) (Zip Code)

(763) 765-7453
(Depositor's Telephone Number, including Area Code)

Erik T. Nelson, Associate General Counsel, Senior Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
(Name and Address of Agent for Service)

It is proposed that this filing will become effective: As soon as practicable after the effective date of this filing

Titles of Securities Being Registered: Individual Flexible Purchase Payment Variable and Index-Linked Deferred Annuity Contract
The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall thereafter  become  effective  in  accordance  with  Section  8(a) of the Securities  Act of  1933  or  until  the  Registration Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

PART A PROSPECTUS
ALLIANZ Index Advantage+ IncomeSM VARIABLE ANNUITY CONTRACT
Issued by Allianz Life Variable Account B and Allianz Life Insurance Company of North America (Allianz Life, we, us, our)
The information in this prospectus is not complete and may be changed. We cannot sell Allianz Index
Advantage+ IncomeSM Variable Annuity pursuant to this prospectus until the Registration Statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the
Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

The variable annuity described in this prospectus is an individual flexible purchase payment index-linked variable deferred annuity contract (Contract). This prospectus describes the Contract between you, the Owner, and Allianz Life.
The Contract allows you to allocate your money (Purchase Payments) and any earnings among the Contract’s investment options, which currently include index-linked investment options (Index Options). The Contract also includes the AZL Government Money Market Fund, but you cannot allocate Purchase Payments to this fund.
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Index Options. Each Index Option is tied (or linked) to the performance of a specific market Index for a defined time period (Term). Each Index Option has a downside feature that provides limited protection against any negative Index rate of return (Index Return) that may be credited to your investment for a Term. Limited protection from negative Index Returns is provided by the Buffer for Index Precision Strategy and Index Performance Strategy, and by the Floor for the Index Guard Strategy. The Index Protection Strategy with Trigger and Index Protection Strategy with Cap provide 100% protection against negative Index Returns. Each Index Option also has an upside feature that puts an upper limit on positive Index Return that may be credited for a Term. The upper limit on positive Index Return is provided by the Cap for Index Performance Strategy, Index Guard Strategy, and Index Protection Strategy with Cap; and the Trigger Rate for Index Precision Strategy and Index Protection Strategy with Trigger. Multi-year Term Index Options also have a Participation Rate that may allow you receive more than the positive Index Return.
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AZL Government Money Market Fund. The sole purpose of the AZL Government Money Market Fund is to hold Purchase Payments until they are transferred to the Index Options. The AZL Government Money Market Fund performance is based on the securities in which it invests.
We expect to add Index Options from time to time. We currently offer the following Index Options: Index Protection Strategy with Trigger 1-year Term with 0.50% minimum Trigger Rate; Index Protection Strategy with Cap 1-year Term with 0.50% minimum Cap; Index Precision Strategy 1-year Term with 10% Buffer and 3% minimum Trigger Rate; Index Guard Strategy 1-year Term with -10% Floor and 3% minimum Cap; Index Performance Strategy 1-year Term with 10% Buffer and 3% minimum Cap; Index Performance Strategy 3-year Term with 10% or 20% Buffer, 5% minimum Cap, and 100% minimum Participation Rate; and Index Performance Strategy 6-year Term with 10% Buffer, 10% minimum Cap, and 100% minimum Participation Rate.
Index-linked and variable annuity contracts are complex insurance and investment vehicles. You may lose money, including your principal investment and previously credited earnings. Contract fees and expenses could cause your losses to be greater than the downside protection of the Index Options. Your losses may be significant. Before you invest, be sure to ask your Financial Professional about the Contract’s features, benefits, risks, fees and expenses, whether the Contract is appropriate for you based upon your financial situation and objectives, and for a specific recommendation to purchase the Contract. The Contract’s risks are described in Risk Factors on page 21 of this prospectus.
Before the end of an Index Option’s Term, if you take any type of withdrawal, execute the Performance Lock feature, begin Annuity Payments, or if we pay a death benefit or deduct a fee or expense, we base the transaction on the interim value of your Index Option investment, which includes the Daily Adjustment. The Daily Adjustment fluctuates daily. With the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy the Daily Adjustment can be positive or negative. However, with the Index Protection Strategy with Trigger and Index Protection Strategy with Cap the Daily Adjustment cannot be negative. The Daily Adjustment could reflect significantly less gain, or more loss than we would apply to an Index Option at the end of a Term. If you select multiple multi-year Term Index Options, there may be no time that any such transaction can be performed without the application of at least one Daily Adjustment.
The Contract includes the Income Benefit which provides lifetime Income Payments for an additional charge. Income Payments are subject to a waiting period and are based on Contract Value, not a guaranteed value. Income Payments may be unavailable or end prematurely if you change ownership or Beneficiary(s). Negative earnings, withdrawals, and deductions of Contract fees and expenses (including any withdrawal charge) may cause Income Payments to be unavailable or end prematurely. You may pay for the Income Benefit without receiving any of its advantages.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

The Contract may be available through third-party financial advisers who charge a financial adviser fee for their services. If you choose to pay financial adviser fees from this Contract, the deduction of this financial adviser fee is in addition to this Contract’s fees and expenses, and the deduction is treated the same as any other withdrawal under the Contract. As such, withdrawals to pay financial adviser fees will be subject to withdrawal charges, will reduce the Contract Value, Cash Value, Guaranteed Death Benefit Value, and Income Payments (perhaps significantly), and may be subject to federal and state income taxes (including a 10% additional federal tax). A six-year withdrawal charge period applies to the initial and any additional Purchase Payment. Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
All guarantees under the Contract, including index-linked returns (Performance Credits), are the obligations of Allianz Life and are subject to our claims-paying ability and financial strength.
Please read this prospectus before investing and keep it for future reference. The prospectus describes all material rights and obligations of purchasers under the Contract. It contains important information about the Contract and Allianz Life that you ought to know before investing including material state variations. Availability of Index Options may vary by financial intermediary. You can obtain information on which Index Options are available to you by calling (800) 624-0197, or from your Financial Professional. This prospectus is not offered in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.
If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract Value. If you have an Individual Retirement Annuity Contract, we refund the greater of Purchase Payments less withdrawals, or total Contract Value. You should review this prospectus, or consult with your Financial Professional, for additional information about the specific cancellation terms that apply.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal.
This prospectus is not intended to constitute a suitability recommendation or fiduciary advice.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities & Exchange Commission’s (SEC) staff and is available at investor.gov.
Dated: May 1, 2023

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Glossary
This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.
Accumulation Phase – the first phase of your Contract before you request Annuity Payments. The Accumulation Phase begins on the Issue Date.
Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase. There are restrictions on who can become an Annuitant.
Annuity Date – the date we begin making Annuity Payments to the Payee from the Contract. Your Annuity Date must occur on an Index Anniversary. The earliest available Annuity Date is the second Index Anniversary, and the latest possible Annuity Date is age 100.
Annuity Options – the annuity income options available to you under the Contract.
Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.
Annuity Phase – the phase the Contract is in once Annuity Payments begin.
Beneficiary – the person(s) or entity the Owner designates to receive any death benefit, unless otherwise required by the Contract or applicable law.
Buffer – for each Index Option with the Index Precision Strategy and Index Performance Strategy, this is the negative Index Return that we absorb over the duration of a Term (which can be either one, three, or six years) before applying a negative Performance Credit. We do not apply the Buffer annually on a 3-year or 6-year Term Index Option. The Index Precision Strategy Buffers are 10%, and Index Performance Strategy Buffers are either 10% or 20%. Buffers do not change.
Business Day – each day on which the New York Stock Exchange is open for trading. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day ends when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.
Cap – for any Index Option with the Index Protection Strategy with Cap, Index Performance Strategy, or Index Guard Strategy, this is the upper limit on positive Index performance after application of any Participation Rate over the duration of a Term (which can be either one, three, or six years) and the maximum potential Performance Credit for an Index Option. We do not apply the Cap annually on a 3-year or 6-year Term Index Option. On each Term Start Date, we set a Cap for each Index Option with the Index Protection Strategy with Cap, Index Performance Strategy, and Index Guard Strategy. The Caps applicable to your Contract are shown on the Index Options Statement.
Cash Value – the amount available upon liquidation (full withdrawal). It is the Contract Value less any final product and rider fees, contract maintenance charge, and withdrawal charge.
Charge Base – the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take or financial adviser fees that you choose to have us pay from this Contract (including any withdrawal charge) and deductions we make for Contract fees and expenses. All withdrawals you take reduce the Charge Base, even Penalty-Free Withdrawals. We use the Charge Base to determine the next product and rider fees we deduct.
Contract – the individual flexible purchase payment index-linked and variable deferred annuity contract described by this prospectus. The Contract may also be referred to as a registered index-linked annuity, or “RILA”.
Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary.
Contract Value – the current value of the Purchase Payments you invest. On any Business Day, your Contract Value is the sum of your Index Option Value(s) and Variable Account Value. Variable Account Value fluctuates each Business Day that money is held in the AZL Government Money Market Fund. Index Option Value is increased or decreased on each Term End Date to reflect Performance Credits, which can be negative with the Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy. A negative Performance Credit means that you can lose principal and previous earnings. The Index Option Values also reflect the Daily Adjustment on every Business Day other than the Term

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Start Date or Term End Date. All withdrawals you take reduce Contract Value dollar for dollar, even Penalty-Free Withdrawals, and financial adviser fees that you choose to have us pay from this Contract. Contract Value is also reduced dollar for dollar for deductions we make for Contract fees and expenses. However, Contract Value does not reflect future fees and expenses we would apply on liquidation. The Cash Value reflects all Contract fees and expenses we would apply on liquidation (including any withdrawal charge).
Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.
Covered Person(s) – the person(s) upon whose age and lifetime(s) we base Income Payments as discussed in section 2. Covered Person(s) are based on the Eligible Person(s) and the Income Payment type you select on the Income Benefit Date.
Crediting Method – a method we use to calculate Performance Credits for the Index Options.
Daily Adjustment – how we calculate Index Option Values on days other than the Term Start Date or Term End Date as discussed in section 4, Valuing Your Contract – Daily Adjustment; and Appendix B. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Performance Credit that we will apply on the Term End Date. The Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative.
Determining Life (Lives) – the person(s) designated at Contract issue and named in the Contract on whose life we base the guaranteed Traditional Death Benefit or Maximum Anniversary Value Death Benefit.
Early Reallocation – a feature that allows you to move assets out of a locked Index Option on days other than an Index Anniversary or a Term End Date.
Eligible Person(s) – the person(s) whose age determines each Income Percentage and Income Percentage Increase that we use to calculate the Lifetime Income Percentages and Income Payments, and on whose lifetime we base Income Payments. There are restrictions on who can become an Eligible Person as stated in section 2.
Excess Withdrawal – while you are taking Income Payments, this is the amount of any withdrawal you take during an Income Benefit Year (including any financial adviser fees that you choose to have us pay from this Contract) that causes the total amount withdrawn in that year to exceed the annual maximum Income Payment. However, we do not consider payments made under our minimum distribution program to be Excess Withdrawals. We treat any portion of a withdrawal you take during the Income Benefit Year that is not an Excess Withdrawal as an Income Payment. Excess Withdrawals reduce your Contract Value, future Income Payments, Guaranteed Death Benefit Value, and may end your Contract. The Income Benefit is discussed in section 10.
Financial Professional – the person who advises you regarding the Contract.
Floor – for any Index Option with the Index Guard Strategy, this is the maximum amount of negative Index Return you absorb as a negative Performance Credit. The Floors are -10% and do not change.
Good Order – a request is in “Good Order” if it contains all of the information we require to process the request. If we require information to be provided in writing, “Good Order” also includes providing information on the correct form, with any required certifications, guarantees and/or signatures, and received at our Service Center after delivery to the correct mailing, email, or website address, which are all listed at the back of this prospectus. If you have questions about the information we require, or whether you can submit certain information by fax, email or over the web, please contact our Service Center. If you send information by email or upload it to our website, we send you a confirmation number that includes the date and time we received your information.
Guaranteed Death Benefit Value – the guaranteed value that is available to your Beneficiary(s) on the first death of any Determining Life during the Accumulation Phase. The Guaranteed Death Benefit Value is either total Purchase Payments reduced proportionately for withdrawals you take (including any withdrawal charge) if you select the Traditional Death Benefit, or the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit. All withdrawals you take reduce the Guaranteed Death Benefit Value, even Penalty-Free Withdrawals, and any financial adviser fees that you choose to have us pay from this Contract. However, we do not reduce the Guaranteed Death Benefit Value for deductions we make for Contract fees and expenses. These deductions will, however, reduce the Contract Value we use to calculate the Maximum Anniversary Value.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Income Benefit – a benefit that is automatically included in your Contract at issue which is described in section 10. The Income Benefit has an additional rider fee and is intended to provide a payment stream for life in the form of partial withdrawals.
Income Benefit Anniversary – a twelve-month anniversary of the Income Benefit Date or any subsequent Income Benefit Anniversary. It is the date we determine Income Payment increases. Income Benefit Anniversaries always occur on Index Anniversaries.
Income Benefit Date – the date you choose to begin receiving Income Payments under the Income Benefit and the Income Period begins. The Income Benefit Date must be on an Index Anniversary.
Income Benefit Supplement – the supplement that must accompany this prospectus which contains the terms used to determine Income Payments for your Contract. The Income Benefit Supplement includes the Income Payment waiting period and the table showing the Income Percentages and Income Percentage Increases. The supplement also includes the income multiplier factor and income multiplier benefit wait period for the Income Multiplier Benefit. We cannot change these terms for your Contract once they are established. We publish any changes to the Income Benefit Supplement at least seven calendar days before they take effect on our website at allianzlife.com/RILAincomerates. The Income Benefit Supplement is also filed on EDGAR at sec.gov under Form S-1 File Number 333-[XXXX].
Income Benefit Year – a twelve-month period beginning on the Income Benefit Date or a subsequent Income Benefit Anniversary.
Income Multiplier Benefit – a benefit automatically included with the Income Benefit, which is described in the Summary of the Income Benefit and section 10. The Income Multiplier Benefit has no additional charge and after the required wait period can increase your income to help pay for care if you should need it.
Income Payments – the guaranteed payments we make to you under the Income Benefit for the lifetime(s) of the Covered Person(s) that are generally based on the Contract Value and Lifetime Income Percentage for the payment type you select. Payment types include single or joint payments under either the Level Income or Increasing Income payment options. However, if you choose the Level Income payment option and meet certain age requirements, your initial annual maximum Income Payment will not be less than the Level Income Guarantee Payment Percentage multiplied by your total Purchase Payments reduced proportionately for withdrawals you take (including any withdrawal charge). All withdrawals you take reduce your total Purchase Payments, even Penalty-Free Withdrawals, and any financial adviser fees that you choose to have us pay from this Contract. However, we do not reduce your total Purchase Payments for deductions we make for Contract fees and expenses. Income Payments are discussed in section 10.
Income Percentages – amounts we use to determine the Lifetime Income Percentages. We establish Income Percentages for each payment type. Income Percentages are generally higher for single payments compared to joint, and for the Level Income payment option compared to Increasing Income. The Income Percentages are stated in the Income Benefit Supplement.
Income Percentage Increases – the amount that each Income Percentage can increase on each Index Anniversary up to and including the Income Benefit Date. We establish Income Percentage Increases for each Eligible Person based on their current age on the Index Effective Date. Income Percentage Increases are not available until the Eligible Person(s) reaches age 45. The Income Percentage Increases are stated in the Income Benefit Supplement.
Income Period – the period your Contract is in if you take Income Payments. The Income Period occurs during the Accumulation Phase and starts on the Income Benefit Date.
Increasing Income – a payment option available under the Income Benefit. It provides Income Payment increases on each Income Benefit Anniversary during the Income Period if your selected Index Option(s) receives a positive Performance Credit, or you execute a Performance Lock during the prior Income Benefit Year. These increases can continue even if your Contract Value reduces to zero or if your Income Payments are converted to Annuity Payments.
Index (Indexes) – one (or more) of the nationally recognized third-party broad based equity securities price return Indexes or exchange-traded fund available to you under your Contract as described in Appendix A.
Index Anniversary – a twelve-month anniversary of the Index Effective Date or any subsequent Index Anniversary. It is the date we apply Income Percentage Increases.
Index Effective Date – the first day we allocate assets to an Index Option and we establish Income Percentage Increases for each Eligible Person. The Index Effective Date is stated on the Index Options Statement and starts the first Index Year.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

When you purchase this Contract you select the Index Effective Date as discussed in section 3, Purchasing the Contract – Allocation of Purchase Payments and Contract Value Transfers.
Index Guard Strategy – one of the Crediting Methods available before the Income Period described in section 4, Valuing Your Contract. The Index Guard Strategy calculates Performance Credits based on Index Returns subject to a Cap and -10% Floor. You can receive negative Performance Credits under this Crediting Method, which means you can lose principal and previous earnings. The Index Guard Strategy is more sensitive to smaller negative market movements that persist over time because the -10% Floor reduces the impact of large negative market movements. In an extended period of smaller negative market returns, the risk of loss is greater with the Index Guard Strategy than with the Index Performance Strategy and Index Precision Strategy.
Index Option – the index-linked investments available to you under the Contract. Each Index Option is the combination of an Index, a Crediting Method, a Term length, and any applicable Buffer or Floor amount.
Index Option Base – an amount we use to calculate Performance Credits and the Daily Adjustment. The Index Option Base is initially equal to the amounts you allocate to an Index Option. We reduce the Index Option Base proportionately for withdrawals you take and any financial adviser fees that you choose to have us pay from this Contract (including any withdrawal charge), and deductions we make for Contract fees and expenses; we increase/decrease it by the dollar amount of additional Purchase Payments allocated to, transfers into or out of the Index Option; and any Performance Credits.
Index Option Value – on any Business Day, it is equal to the portion of your Contract Value in a particular Index Option. We establish an Index Option Value for each Index Option you select. Each Index Option Value includes any Performance Credits from previous Term End Dates and reflects proportional reductions for previous partial withdrawals you take and any financial adviser fees that you choose to have us pay from this Contract (including any withdrawal charge), and previous deductions we made for Contract fees and expenses. On each Business Day, other than the Term Start Date or Term End Date, the Index Option Values also include an increase/decrease from the Daily Adjustment.
Index Options Statement – the account statement we mail to you on the Index Effective Date and each Index Anniversary thereafter. On the Index Effective Date, the statement shows the initial Index Values, Trigger Rates, Caps, and Participation Rates for the Index Options you selected. On each Index Anniversary, the statement shows the new Index Values, Performance Credits received, and renewal Trigger Rates, Caps, and Participation Rates that are effective for the next Term for the Index Options you selected that have reached their Term End Date. The Index Options Statement also shows any applicable Buffer or Floor for your selected Index Option(s). For any Index Option you selected that has not reached its Term End Date the statement shows the current Index Anniversary’s Index Option Value, which includes the Daily Adjustment. During the Accumulation Phase and before the Income Period, the statement will also show the current Lifetime Income Percentages for each payment type available under the Income Benefit. During the Income Period it will show the maximum Income Payment available for the next year.
Index Performance Strategy – one of the Crediting Methods available before the Income Period described in section 4, Valuing Your Contract. This Crediting Method offers 1-year, 3-year, and 6-year Terms. The Index Performance Strategy calculates Performance Credits based on Index Returns subject to any applicable Participation Rate, Cap, and a 10% or 20% Buffer. You can receive negative Performance Credits under this Crediting Method, which means you can lose principal and previous earnings. The Index Performance Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the 10% or 20% Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.
Index Precision Strategy – one of the Crediting Methods available before the Income Period described in section 4, Valuing Your Contract. The Index Precision Strategy calculates Performance Credits based on Index Values and Index Returns subject to the Trigger Rate and 10% Buffer. You can receive negative Performance Credits under this Crediting Method, which means you can lose principal and previous earnings. The Index Precision Strategy may perform best in periods of small positive market movements because the Trigger Rates will generally be greater than the Index Protection Strategy Trigger Rates, but less than the Index Performance Strategy Caps. The Index Precision Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the 10% Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.
Index Protection Strategy with Cap – one of the Crediting Methods available during the entire Accumulation Phase, including the Income Period, described in section 4, Valuing Your Contract. The Index Protection Strategy with Cap provides a Performance Credit based on Index Returns subject to a Cap, but does not allow negative Performance Credits.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

The Index Protection Strategy with Cap offers more growth opportunity than Index Protection Strategy with Trigger, but less than Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy.
Index Protection Strategy with Trigger – one of the Crediting Methods available during the entire Accumulation Phase, including the Income Period, described in section 4, Valuing Your Contract. The Index Protection Strategy with Trigger provides Performance Credits equal to the Trigger Rate on the Term End Date if the current Index Value is equal to or greater than the Index Value on the Term Start Date. The Index Protection Strategy with Trigger does not allow negative Performance Credits, and offers the least growth opportunity as Trigger Rates will generally be less than Caps, and the Trigger Rates available with the Index Precision Strategy.
Index Return – the percentage change in Index Value from the Term Start Date to the Term End Date, which we use to determine the Performance Credits. The Index Return is the Index Value on the Term End Date, minus the Index Value on the Term Start Date, divided by the Index Value on the Term Start Date.
Index Value – an Index’s closing market price at the end of the Business Day on the Term Start Date and Term End Date as provided by Bloomberg or another market source if Bloomberg is not available.
Index Year – a twelve-month period beginning on the Index Effective Date or a subsequent Index Anniversary.
Issue Date – the date we issue the Contract. The Issue Date is stated in your Contract and starts your first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.
Joint Owners – the two person(s) designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract. Joint Owners must be spouses within the meaning of federal tax law.
Level Income – an Income Benefit payment option that provides an automatic annual increase to your Income Payments if your Contract Value increases from one Income Benefit Anniversary to the next during the Income Period.
Level Income Guarantee Payment Percentage – the minimum percentage of total Purchase Payments reduced proportionately for withdrawals you took (including any withdrawal charge) that you can receive as an Income Payment if you choose the Level Income payment option and meet certain age requirements as stated in section 10 – Calculating Your Income Payments.
Lifetime Income Percentage – the maximum percentage of Contract Value you can receive as an Income Payment on the Income Benefit Date. The Lifetime Income Percentages available to you before the Income Period are stated on the Index Options Statement.
Lock Date – this is the Business Day we execute a Performance Lock and capture an Index Option Value (which includes the Daily Adjustment) before the Term End Date.
Maximum Anniversary Value – the highest Contract Value on any Index Anniversary before age 91, increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take (including any withdrawal charge), used to determine the Maximum Anniversary Value Death Benefit as discussed in section 11. All withdrawals you take reduce your Maximum Anniversary Value, even Penalty-Free Withdrawals, and any financial adviser fees that you choose to have us pay from this Contract. Deductions we make for Contract fees and expenses other than the withdrawal charge do not reduce the Maximum Anniversary Value. These deductions will, however, reduce the Contract Value we use to calculate the Maximum Anniversary Value.
Maximum Anniversary Value Death Benefit – an optional benefit described in section 11 that has an additional rider fee and is intended to potentially provide a death benefit greater than the Traditional Death Benefit. The Maximum Anniversary Value Death Benefit can only be added to a Contract at issue.
Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan that qualifies for special tax treatment under sections of the Code.
Owner – “you,” “your” and “yours.” The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.
Participation Rate – may allow you to receive more than the Index Return if the Index Return is positive, but the Participation Rate cannot boost Index Returns beyond any declared Cap. We do not apply the Participation Rate if the Index Return is zero or negative. We do not apply the Participation Rate annually. The Participation Rate is only available

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

on the Index Performance Strategy 3-year and 6-year Terms. The Participation Rate is not available on Index Performance Strategy 1-year Terms. We set Participation Rates on each Term Start Date. The Participation Rates applicable to your Contract are shown on the Index Options Statement.
Payee – the person or entity who receives Annuity Payments during the Annuity Phase.
Performance Credit – the return you receive on a Term End Date from the Index Options. We base Performance Credits on Index Values and Index Returns after application of any Participation Rate up to the Cap if returns are positive, or after application of any Trigger Rate if returns are flat or positive, or after application of any Buffer or Floor if returns are negative. Performance Credits cannot be negative with the Index Protection Strategy with Trigger or Index Protection Strategy with Cap Index Options. However, Performance Credits can be negative with the Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy Index Options. If Performance Credits are negative, you can lose principal and previous earnings.
Penalty-Free Withdrawals – withdrawals you take that are not subject to a withdrawal charge. Penalty-Free Withdrawals include withdrawals you take under the free withdrawal privilege or waiver of withdrawal charge benefit, RMD payments you take under our minimum distribution program, and Income Payments.
Performance Lock – a feature that allows you to capture the current Index Option Value during the Term. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date, Daily Adjustments do not apply to a locked Index Option for the remainder of the Index Year and the locked Index Option Value will not receive a Performance Credit. We will not execute a Performance Lock on Index Protection Strategy with Trigger or Index Protection Strategy with Cap Index Options if the Daily Adjustment is zero.
Proxy Investment – provides a current estimate of what the Performance Credit will be on the Term End Date taking into account any applicable Buffer, Floor, Trigger Rate, Cap, and/or Participation Rate. We use the Proxy Investment to calculate the Daily Adjustment on Business Days other than the Term Start Date or Term End Date. For more information, see Appendix B.
Proxy Value – the hypothetical value of the Proxy Investment used to calculate the Daily Adjustment as discussed in Appendix B.
Purchase Payment – the money you put into the Contract.
Qualified Contract – a Contract purchased under a pension or retirement plan that qualifies for special tax treatment under sections of the Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, traditional IRAs and Simplified Employee Pension (SEP) IRAs.
Quarterly Contract Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.
Separate Account – Allianz Life Variable Account B is the Separate Account that issues the variable investment portion of your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the shares of the AZL Government Money Market Fund subaccount that underlies the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a variable investment option. The only currently available variable investment option is the AZL Government Money Market Fund. The Separate Account is registered with the SEC as a unit investment trust, and may be referred to as the Registered Separate Account.
Service Center – the area of our company that issues Contracts and provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.
Term – The period of time, from the Term Start Date to the Term End Date, in which we measure Index Return to determine Performance Credits.
Term End Date – The day on which a Term ends and we apply Performance Credits. A Term End Date may only occur on an Index Anniversary. If a Term End Date does not occur on a Business Day, we consider it to occur on the next Business Day.
Term Start Date – The day on which a Term begins and we set the Trigger Rates, Caps, and Participation Rates for an Index Option. A Term Start Date may only occur on the Index Effective Date or an Index Anniversary. If a Term Start

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Date does not occur on a Business Day, we consider it to occur on the next Business Day. However, if you execute a Performance Lock and then request an Early Reallocation, the Term Start Date will be the Business Day we receive your Early Reallocation request in Good Order.
Traditional Death Benefit – the guaranteed death benefit automatically provided by the Contract for no additional fee described in section 11.
Trigger Rate – the positive Performance Credit you receive on a Term End Date if Index performance is zero or positive for any Index Option with the Index Protection Strategy with Trigger, or Index Precision Strategy. You receive a Performance Credit equal to the Trigger Rate on the Term End Date if the current Index Value is equal to or greater than the Index Value on the Term Start Date. For the Index Protection Strategy with Trigger, you will not receive a negative Performance Credit if the Index Value decreases from the Term Start Date the Term End Date. For the Index Precision Strategy, you will receive a negative Performance Credit if the Index Value decreases from the Term Start Date the Term End Date and the decrease is greater than the Buffer. On each Term Start Date, we set a Trigger Rate for each Index Option with the Index Protection Strategy with Trigger, and Index Precision Strategy. The Trigger Rates provide predefined upside potential. The Trigger Rates applicable to your Contract are shown on the Index Options Statement.
Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.
Variable Account Value – on any Business Day, it is the value of the shares in the AZL Government Money Market Fund subaccount which holds your Purchase Payments until the Index Effective Date or the next Index Anniversary. The Variable Account Value increases and decreases based on the performance of the AZL Government Money Market Fund and reflects deduction of the fund’s operating expenses, any previous deductions we made for Contract fees and expenses, and financial adviser fees that you choose to have us pay from this Contract.
Withdrawal Charge Basis – the total amount under your Contract that is subject to a withdrawal charge as discussed in section 6, Expenses – Withdrawal Charge.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Important Information You Should Consider About the Contract
	FEES AND EXPENSES			Prospectus Location
Charges for Early Withdrawals
If you withdraw money from the Contract within six years of your last Purchase Payment, you will be assessed a withdrawal charge of up to 8.5% of the Purchase Payment withdrawn, declining to 0% over that time period. For example, if you invest $100,000 in the
Contract and make an early withdrawal, you could pay a withdrawal charge of up to $8,500.

In addition, if you take a full or partial withdrawal (including financial adviser fees that you choose to have us pay from this Contract) from an Index Option on a date other than the
Term End Date, a Daily Adjustment will apply to amounts invested in the Index Option that is available for withdrawal. The Daily Adjustment also applies if before the Term End Date you execute a Performance Lock, annuitize the Contract, we pay a death benefit, or we deduct Contract fees and expenses. The Daily Adjustment may be negative depending on the applicable Crediting Method. You will lose money if the Daily Adjustment is negative.

•Index Precision Strategy, Index Guard Strategy, and Index Performance
Strategy. Daily Adjustments under these Crediting Methods may be positive, negative, or equal to zero. A negative Daily Adjustment will result in loss. In extreme circumstances, a negative Daily Adjustment could result in a loss beyond the protection of the 10% or 20% Buffer, or -10% Floor, as applicable, but it cannot result in a total loss of -100%.

•Index Protection Strategy with Trigger and Index Protection Strategy with Cap.
Daily Adjustments under these Crediting Methods may be positive or equal to zero, but cannot be negative.
				Fee Tables 4. Valuing Your Contract – Daily Adjustment 6. Expenses – Withdrawal Charge Appendix B – Daily Adjustment
Transaction Charges	Other than withdrawal charges and Daily Adjustments that may apply to withdrawals and other transactions under the Contract, there are no other transaction charges.			Not Applicable
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
These ongoing fees and expenses do not reflect any financial adviser fees paid to a
Financial Professional from your Contract Value or other assets of the Owner. If such charges were reflected, these ongoing fees and expenses would be higher.
[To be updated by amendment]

				Fee Tables 6. Expenses Appendix F – Variable Investment Option Under the Contract
	Annual Fee	Minimum	Maximum
	Base Contract(1)	1.96%	1.96%
	Investment Options(2) (Variable Investment Option fees and expenses)	0.65%	0.65%
	Optional Benefits Available for an Additional Charge(3) (for a single optional benefit, if elected)	0.20%	0.20%

(1)
Base Contract fee is comprised of two charges referred to as the “product fee” and the “rider fee for the
Income Benefit” in the Contract and elsewhere in this prospectus. As a percentage of the Charge Base, plus an amount attributable to the estimated contract maintenance charge based on expected Contract sales.

	(2) As a percentage of the AZL Government Money Market Fund’s average daily net assets.
	(3) As a percentage of the Charge Base. This is the current charge for the Maximum Anniversary Value Death Benefit.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

	FEES AND EXPENSES		Prospectus Location

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which if taken from the
Index Options could result in substantial losses due to the application of negative
Daily Adjustments.
[To be updated by amendment]

	Lowest Annual Cost: $2,398	Highest Annual Cost: $2,582

Assumes:
•Investment of $100,000 in the AZL
Government Money Market Fund (even
though you cannot select the fund for
investment)
•5% annual appreciation
•0.70% Income Benefit rider fee
•Traditional Death Benefit
•No additional Purchase Payments,
transfers, or withdrawals
•No financial adviser fees

Assumes:
•Investment of $100,000 in the AZL
Government Money Market Fund (even
though you cannot select the fund for
investment)
•5% annual appreciation
•0.70% Income Benefit rider fee
•Maximum Anniversary Value Death
Benefit with a 0.20% rider fee
•No additional Purchase Payments,
transfers, or withdrawals
•No financial adviser fees

RISKS
Risk of Loss	You can lose money by investing in the Contract, including loss of principal and previous earnings.		Risk Factors
Not a Short-Term Investment
• This Contract is not a short-term investment and is not appropriate if you need ready access to cash.
• Considering the benefits of tax deferral, long-term income, and living benefit guarantees, the Contract is generally more beneficial to investors with a long investment time horizon.
• Withdrawals may be subject to income taxes, including a 10% additional federal tax that may apply to withdrawals taken before age 59  1∕2.
• If within six years after we receive a Purchase Payment you take a full or partial withdrawal (including financial adviser fees that you choose to have us pay from this
Contract), withdrawal charges will apply. A withdrawal charge will reduce your Contract
Value or the amount of money that you actually receive. Withdrawals may reduce or end
Contract guarantees.
• Amounts invested in an Index Option must be held in the Index Option for the full Term before they can receive a Performance Credit. We apply a Daily Adjustment if before the
Term End Date you take a full or partial withdrawal (including financial adviser fees that you choose to have us pay from this Contract), annuitize the Contract, execute a
Performance Lock, we pay a death benefit, or we deduct Contract fees and expenses.
For more information see section 4, Valuing Your Contract - Daily Adjustment; and
Appendix B – Daily Adjustment.
• A minimum waiting period applies before Income Payments may be taken under the
Income Benefit. In addition, even if the waiting period has expired, Income Payments cannot begin before age 50.
• Withdrawals will reduce the initial annual maximum Income Payment. Withdrawals that exceed limits specified by the terms of the Income Benefit (Excess Withdrawals) will reduce your future annual maximum Income Payment. These reductions may be greater than the value withdrawn and could end the benefit.
• The Traditional Death Benefit may not be modified, but it will terminate if you take withdrawals (including Income Payments) that reduce both the Contract Value and
Guaranteed Death Benefit Value to zero. Withdrawals may reduce the Traditional Death
Benefit’s Guaranteed Death Benefit Value by more than the value withdrawn and could end the Traditional Death Benefit.
Risk Factors 4. Valuing Your Contract 11. Death Benefit Appendix B – Daily Adjustment

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

	RISKS	Prospectus Location
Risks Associated with Investment Options
• An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the AZL Government Money Market Fund and the Index Options available under the Contract.
• The AZL Government Money Market Fund and each Index Option has its own unique risks.
• You should review the AZL Government Money Market Fund prospectus and disclosures, including risk factors, for each Index Option before making an investment decision.
Risk Factors
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. All obligations, guarantees or benefits of the Contract are the obligations of Allianz Life and are subject to our claims-paying ability and financial strength. More information about Allianz Life, including our financial strength ratings, is available upon request by visiting
allianzlife.com/about/financial-ratings, or contacting us at (800) 624-0197.
Risk Factors
RESTRICTIONS
Investments
• Certain Index Options may not be available under your Contract.
• You cannot allocate Purchase Payments to the AZL Government Money Market Fund.
The sole purpose of the AZL Government Money Market Fund is to hold Purchase
Payments until they are transferred to your selected Index Options.
• We restrict additional Purchase Payments during the Accumulation Phase. Each Index
Year before the Income Period, you cannot add more than your initial amount (i.e., all
Purchase Payments received before the first Quarterly Contract Anniversary of the first
Contract Year) without our prior approval.
• We do not accept additional Purchase Payments during the Income Period (which is part of the Accumulation Phase) or the Annuity Phase.
• We typically only allow assets to move into the Index Options on the Index Effective Date and on subsequent Index Anniversaries as discussed in section 3, Purchasing the
Contract – Allocation of Purchase Payments and Contract Value Transfers. However, if
you execute a Performance Lock and request Early Reallocation, we will move assets into an Index Option on the Business Day we receive your Early Reallocation request in
Good Order.
• You can typically transfer Index Option Value only on Term End Dates. However, you can transfer assets out of an Index Option Value before the Term End Date by executing a
Performance Lock as discussed in section 4, Valuing Your Contract – Performance Locks.
• We do not allow assets to move into an established Index Option until the Term End Date.
If you request to allocate a Purchase Payment into an established Index Option on an
Index Anniversary that is not a Term End Date, we will allocate those assets to the same
Index Option with a new Term Start Date.
• The Income Benefit terms stated in the Income Benefit Supplement may be modified before issue. After the Issue Date the Income Benefit may terminate under certain circumstances as stated in section 10, Income Benefit.
• During the Income Period only the Index Options with the Index Protection Strategy with
Trigger and Index Protection Strategy with Cap are available to you.
• We reserve the right to close or substitute the AZL Government Money Market Fund. We also reserve the right to close Index Options and substitute Indexes. We also reserve the right to decline any or all Purchase Payments at any time on a nondiscriminatory basis.
Risk Factors 3. Purchasing the Contract 4. Valuing Your Contract 5. AZL Government Money Market Fund 10. Income Benefit Appendix A – Available Indexes
Optional Benefits
• The optional Maximum Anniversary Value Death Benefit may not be modified.
Withdrawals (including Income Payments) may reduce the Maximum Anniversary Value
Death Benefit’s Guaranteed Death Benefit Value by more than the value withdrawn and will end the Maximum Anniversary Value Death Benefit if the withdrawals reduce both the
Contract Value and Guaranteed Death Benefit Value to zero.
11. Death Benefit

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

	TAXES	Prospectus Location
Tax Implications
• Consult with a tax professional to determine the tax implications of an investment in and withdrawals from or payments received under the Contract.
• If you purchased the Contract through a tax-qualified plan or individual retirement account
(IRA), you do not get any additional tax benefit under the Contract.
• Earnings under the Contract may be taxed at ordinary income rates when withdrawn, and you may have to pay a 10% additional federal tax if you take a full or partial withdrawal before age 59 1∕2.
12. Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation
Your Financial Professional may receive compensation for selling this Contract to you, in the form of commissions, additional cash benefits (e.g., cash bonuses), and non-cash compensation. We and/or our wholly owned subsidiary distributor may also make marketing support payments to certain selling firms for marketing services and costs associated with
Contract sales. This conflict of interest may influence your Financial Professional to recommend this Contract over another investment for which the Financial Professional is not compensated or compensated less.
13. Other Information – Distribution
Exchanges
Some Financial Professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
13. Other Information – Distribution

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Overview of the Contract
What Is the Purpose of the Contract?
The Index Advantage+ IncomeSM is a product that offers Index Options and allows you to defer taking regular fixed periodic payments (Annuity Payments) to a future date. Under the Contract, you make one or more Purchase Payments. Each Purchase Payment is first invested for a limited time in the AZL Government Money Market Fund and then transferred to the Index Option(s) that you select for investment. Depending on several factors (e.g., Index Options you select, market conditions, and timing of any withdrawals), your Contract can gain or lose value. When you are ready to receive a guaranteed stream of income under your Contract, you can annuitize your accumulated assets and begin receiving Annuity Payments from us based on the payout option you select (Annuity Options). The Contract includes for no additional charge a standard death benefit (the Traditional Death Benefit), or for an additional rider fee you may select the optional death benefit (the Maximum Anniversary Value Death Benefit) to replace the standard death benefit. Both death benefits help to financially protect your beneficiaries. The Contract also includes a guaranteed lifetime income benefit (Income Benefit) that may help you achieve your financial goals.
We designed the Contract for people who are looking for guaranteed lifetime income with continued access to Contract Value, a death benefit for a period of time, and a level of protection for your principal investment while providing potentially higher returns than are available on traditional fixed annuities. In addition, you should have a long investment time horizon and your financial goals should be otherwise consistent with the terms and conditions of the Contract. This Contract is not intended for someone who is seeking complete protection from downside risk, seeking unlimited investment potential, or expecting to take withdrawals that will not be subject to withdrawal charges or Daily Adjustments (i.e., a person that does not need access to Contract Value within six years after we receive a Purchase Payment, or before an Index Option's Term End Date).
We offer other annuity contracts that may address your investment and retirement needs. These contracts include registered index-linked annuities and fixed index annuities. These annuity products offer different features and benefits that may be more appropriate for your needs, including allocation options, fees and/or expenses that are different from those in the Contract offered by this prospectus. Not every contract is offered through every Financial Professional. Some Financial Professionals or selling firms may not offer and/or limit offering of certain features and benefits, as well as limit the availability of the contracts based on criteria established by the Financial Professional or selling firm. For more information about other annuity contracts, please contact your Financial Professional.
The product or certain product features may not be available in all states, or may vary in your state (such as the free look). For more information see Appendix E - Material Contract Variations by State. Availability of Index Options may vary by financial intermediary. You can obtain information on which Index Options are available to you by calling (800) 624-0197, or from your Financial Professional.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

What Are the Phases of the Contract?
The Contract has two phases: (1) an Accumulation Phase, and (2) an Annuity Phase.
•
Accumulation Phase. This is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, your money is invested under the Contract on a tax-deferred basis. Tax deferral may not be available for certain non-individually owned contracts. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. In addition, during this phase, you can make additional Purchase Payments (until you request Income Payments under the Income Benefit), you can take withdrawals (including Income Payments), and if you die we pay a death benefit to your named Beneficiary(s). If you begin Income Payments, the Income Period occurs during the Accumulation Phase and starts on the Income Benefit Date.
Your Contract Value may fluctuate up or down during the Accumulation Phase based on the performance of your selected Index Options and the AZL Government Money Market Fund.
−
Index Options. You may allocate your Purchase Payments to any or all of the Index Options available under your Contract. There are currently 31 Index Options based on different combinations of five credit calculation methods (Crediting Methods), four nationally recognized third-party broad based equity securities price return Indexes and an exchange-traded fund, and three Term periods for measuring Index performance. Each Index Option is the combination of an Index, a Crediting Method, a Term length, and any applicable Buffer or Floor amount.
Currently Available Crediting Methods, Term Lengths, and Negative Index Performance Protection	Currently Available Indexes	Positive Index Performance Participation Limit
Index Protection Strategy with Trigger 1-year Term with 100% downside protection	• S&P 500® Index • Russell 2000® Index • Nasdaq-100® Index • EURO STOXX 50® • iShares® MSCI Emerging Markets ETF	• 0.50% minimum Trigger Rate
Index Protection Strategy with Cap 1-year Term with 100% downside protection	• S&P 500® Index • Russell 2000® Index • Nasdaq-100® Index • EURO STOXX 50® • iShares® MSCI Emerging Markets ETF	• 0.50% minimum Cap
Index Precision Strategy 1-year Term with 10% Buffer	• S&P 500® Index • Russell 2000® Index • Nasdaq-100® Index • EURO STOXX 50® • iShares® MSCI Emerging Markets ETF	• 3% minimum Trigger Rate
Index Guard Strategy 1-year Term with -10% Floor	• S&P 500® Index • Russell 2000® Index • Nasdaq-100® Index • EURO STOXX 50® • iShares® MSCI Emerging Markets ETF	• 3% minimum Cap
Index Performance Strategy 1-year Term with 10% Buffer	• S&P 500® Index • Russell 2000® Index • Nasdaq-100® Index • EURO STOXX 50® • iShares® MSCI Emerging Markets ETF	• 3% minimum Cap • Can be “uncapped” (i.e., we do not declare a Cap for that Term)
Index Performance Strategy 3-year Term with 10% Buffer	• S&P 500® Index • Russell 2000® Index	• 5% minimum Cap • Can be uncapped • 100% minimum Participation Rate
Index Performance Strategy 3-year Term with 20% Buffer	• S&P 500® Index • Russell 2000® Index	• 5% minimum Cap • Can be uncapped • 100% minimum Participation Rate

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Currently Available Crediting Methods, Term Lengths, and Negative Index Performance Protection	Currently Available Indexes	Positive Index Performance Participation Limit
Index Performance Strategy 6-year Term with 10% Buffer	• S&P 500® Index • Russell 2000® Index	• 10% minimum Cap • Can be uncapped • 100% minimum Participation Rate
Your initial and renewal Trigger Rates, Caps, and Participation Rates are stated in your Index Options Statement, which is the account statement we mail to you on the Index Effective Date and each Index Anniversary. The Index Options Statement also includes the Index Values on the Term Start Date and Term End Date. We use these Index Values to determine Index Returns and Performance Credits. More detailed information about the Index Options is included in section 4, Valuing Your Contract.
−
AZL Government Money Market Fund. We hold your Purchase Payments in the AZL Government Money Market Fund until we transfer them to the Index Options in accordance with your instructions. You cannot choose to allocate Purchase Payments to the AZL Government Money Market Fund. The AZL Government Money Market Fund is an underlying mutual fund with its own investment objective, strategies, and risks. For more information, please see Appendix F - Variable Investment Option Under the Contract.
•
Annuity Phase. If you request Annuity Payments, the Accumulation Phase (including the Income Period under the Income Benefit, if applicable) ends and the Annuity Phase begins. Annuity Payments are fixed payments we make based on the Annuity Option you select and your Contract Value (which reflects any previously deducted Contract fees and expenses) less final product and rider fees. Annuity Payments can provide a guaranteed lifetime fixed income stream with certain tax advantages. We designed the Annuity Payments for Owners who no longer need immediate access to Contract Value to meet their short-term income needs.
If the Annuity Date occurs after Income Payments begin, we will convert these payments to Annuity Payments if your Contract Value is greater than zero and you take Annuity Payments under Annuity Option B if you are receiving single Income Payments, or Annuity Option F if you are receiving joint Income Payments. If you select any other Annuity Option we do not convert your Income Payments to Annuity Payments. This means you may receive less as Annuity Payments than you would have received as Income Payments. You should consult with your Financial Professional before requesting Annuity Payments. For more information, see section 8, The Annuity Phase – When Annuity Payments Begin.
During the Annuity Phase, you will receive a stream of regular income in the form of Annuity Payments. You will be unable to take withdrawals upon demand, your selected death benefit ends, and no amounts will be payable upon death during the Annuity Phase unless your Annuity Option provides otherwise. The Income Benefit will also end upon entering the Annuity Phase unless we convert your Income Payments to Annuity Payments.
What Are the Contract’s Primary Features?
•
Accessing Your Money. During the Accumulation Phase, you can surrender (take a full withdrawal) the Contract or take partial withdrawals. Withdrawals may be subject to a withdrawal charge, negative Daily Adjustments, and income taxes, including a 10% additional federal tax if taken before age 59 1∕2.
•
Additional Purchase Payments. Subject to the limitations described in this prospectus, we continue to accept additional Purchase Payments under the Contracts during the Accumulation Phase and before the Income Period. However, we may terminate your ability to make additional Purchase Payments in the future. We only allow additional Purchase Payments to move into Index Options on Index Anniversaries. As a result, we hold Purchase Payments we receive on days other than an Index Anniversary in the AZL Government Money Market Fund and such Purchase Payments are not available to receive Performance Credits until we transfer them to your selected Index Options. We do not allow assets to move into an established Index Option until the Term End Date. If you request to allocate a Purchase Payment into an established Index Option on an Index Anniversary that is not a Term End Date, we will allocate those assets to the same Index Option with a new Term Start Date.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
Income Benefit. The Income Benefit is automatically included in your Contract for an additional rider fee. You can remove it from your Contract on or after the third Index Anniversary and before Income Payments begin if your Contract Value is positive. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages. The Income Benefit provides for guaranteed lifetime Income Payments until annuitization based on a percentage of your Contract Value. If you request Income Payments, your Contract will enter the Income Period (which is part of the Accumulation Phase). If you do not take Income Payments, your Contract will not have an Income Period, and you will have paid for the benefit without receiving any of its advantages. Unlike the Annuity Phase, the Income Benefit allows access to your Contract Value and your selected death benefit after Income Payments begin while both the Contract Value and Guaranteed Death Benefit Value are positive. The Income Benefit also includes the Income Multiplier Benefit for no additional charge, which can increase the annual maximum Income Payment after the required wait period to help pay for care if you should need it. The Income Multiplier Benefit is not available in all states as indicated in Appendix E.
For more information please see section 10, Income Benefit. For information on the terms used to determine your Income Payments, please see the Income Benefit Supplement.
•
Death Benefits. The Contract’s death benefit is paid upon the first death of any Determining Life during the Accumulation Phase. The Contract includes for no additional charge a standard death benefit (the Traditional Death Benefit). At the time of purchase, you may select the optional death benefit (the Maximum Anniversary Value Death Benefit) to replace the standard death benefit for an additional rider fee. Either death benefit is the greater of Contract Value, or the Guaranteed Death Benefit Value. Unlike the Traditional Death Benefit, however, the Maximum Anniversary Value Death Benefit locks in any annual investment gains as part of the Guaranteed Death Benefit Value to potentially provide a death benefit greater than the Traditional Death Benefit (which is based on Purchase Payments). The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they can be equal.
•
Withdrawal Charge Waivers. Under the free withdrawal privilege, you may withdraw up to 10% of your total Purchase Payments each Contract Year during the Accumulation Phase and before the Income Period without incurring a withdrawal charge. Upon a full withdrawal, the free withdrawal privilege is not available to you. We do not apply a withdrawal charge to deductions we make for Contract fees or expenses. In most states, the waiver of withdrawal charge benefit allows you to take a withdrawal after the first Contract Year without incurring a withdrawal charge if you are confined for care for at least 90 days, or are unable to perform at least two activities of daily living. Also, if you own an IRA or Simplified Employee Pension (SEP) IRA Contract, payments you take under our minimum distribution program (RMD payments) are not subject to a withdrawal charge.
•
Deduction of Financial Adviser Fees. If you have a financial adviser and want to pay their financial adviser fees from this Contract, you can instruct us to withdraw the fee from your Contract and pay it to your Financial Professional or Financial Professional’s firm as instructed. The deduction of financial adviser fees is in addition to this Contract’s fees and expenses, and the deduction is treated the same as any other withdrawal under the Contract. As such, withdrawals to pay financial adviser fees will be subject to withdrawal charges, will reduce the Contract Value and Guaranteed Death Benefit Value (perhaps significantly), and may be subject to income taxes (including a 10% additional federal tax if you are younger than age 59 1∕2). Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.

Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected. These tables do not reflect any financial adviser fees that you pay from your other assets, or that you choose to have us pay from this Contract. If financial adviser fees were reflected, fees and expenses would be higher.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Transaction Expenses
Withdrawal Charge During Your Contract’s First Phase, the Accumulation Phase(1)
(as a percentage of each Purchase Payment withdrawn)(2)
Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount
0	8.5%
1	8%
2	7%
3	6%
4	5%
5	4%
6 years or more	0%

	Index Protection Strategy with Trigger and Index Protection Strategy with Cap	Index Precision Strategy and Index Performance Strategy	Index Guard Strategy
Daily Adjustment Maximum Potential Loss	0%	99%	35%
(as a percentage of Index Option Value, applies for distributions from an Index Option before any Term End Date)(3)
(1)
The Contract provides a free withdrawal privilege  before the Income Period that allows you to withdraw 10% of your total Purchase Payments annually without incurring a withdrawal charge, as discussed in section 7, Access to Your Money – Free Withdrawal Privilege.
(2)
The Withdrawal Charge Basis is the total amount under your Contract that is subject to a withdrawal charge, as discussed in section 6, Expenses – Withdrawal Charge.
(3)
This shows the maximum potential loss due to the application of the Daily Adjustment (e.g., maximum loss could occur if there is a total distribution within a Term at a time when the Index price has declined to zero). The Daily Adjustment could result in a loss beyond the protection of the 10% or 20% Buffer, or -10% Floor. The Daily Adjustment applies if before the Term End Date you take a full or partial withdrawal (including any financial adviser fees that you choose to have us pay from this Contract), execute a Performance Lock, annuitize the Contract, we pay a death benefit, or when we deduct Contract fees or expenses. The actual Daily Adjustment calculation is determined by a formula described in Appendix B.
The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including AZL Government Money Market Fund fees and expenses). If you purchased the optional Maximum Anniversary Value Death Benefit, you pay additional charges, as shown below.
Annual Contract Expenses
Administrative Expenses (or contract maintenance charge)(1) (per year)	$50
Base Contract Expenses(2) (as a percentage of the Charge Base)	1.95%
Optional Benefit Expenses – Maximum Anniversary Value Death Benefit (as a percentage of the Charge Base)	0.20%
(1)
Referred to as the “contract maintenance charge” in the Contract and elsewhere in this prospectus. Waived if the Contract Value is at least $100,000. During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment. See the section 6, Expenses – Contract Maintenance Charge (Administrative Expenses).
(2)
Comprised of two charges referred to as the “product fee” and the “rider fee for the Income Benefit” in the Contract and elsewhere in this prospectus. The product fee is 1.25%. The rider fee for the Income Benefit is 0.70%. See section 6, Expenses – Base Contract Expenses (Product and Rider Fees).
The next table shows the total operating expenses charged by the AZL Government Money Market Fund that you may pay periodically during the time that you own the Contract. More information about the AZL Government Money Market Fund, including its annual expenses, may be found in Appendix F – Variable Investment Option Under the Contract. The Index Options do not have operating expenses, and are therefore not included in the following table.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Annual Expenses of the AZL Government Money Market Fund
[To be updated by amendment]
(expenses that are deducted from the fund’s assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.65%
Example
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Example is based on an investment solely in the AZL Government Money Market Fund even though you cannot allocate Purchase Payments directly to the fund. The costs include transaction expenses, annual Contract expenses, and annual expenses of the AZL Government Money Market Fund. These costs do not include any financial adviser fees that you pay from your other assets, or that you choose to have us pay from this Contract.
The Example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that you elected the Maximum Anniversary Value Death Benefit. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[To be updated by amendment]
	1 Year	3 Years	5 Years	10 Years
(1) If you surrender your Contract (take a full withdrawal) at the end of the applicable time period.	$11,334	$15,765	$20,065	$32,585
(2) If you annuitize your Contract at the end of the applicable time period.	N/A*	$8,765	$15,065	$32,585
(3) If you do not surrender your Contract.	$2,834	$8,765	$15,065	$32,585
*
The earliest available Annuity Date is the second Index Anniversary.

Risk Factors
The Contract involves certain risks that you should understand before purchasing. You should carefully consider your income needs and risk tolerance to determine whether the Contract is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Index Options you choose.
Liquidity Risks
We designed the Contract to be a long-term investment that you can use to help build and provide income for retirement. The Contract is not suitable for short-term investment.
If you need to take a full or partial withdrawal during the withdrawal charge period, or when we deduct any financial adviser fees that you choose to have us pay from this Contract, we deduct a withdrawal charge unless the withdrawal is a Penalty-Free Withdrawal. While Penalty-Free Withdrawals provide some liquidity, they are permitted in only limited amounts or in special circumstances. If you need to withdraw most or all of your Contract Value in a short period, you will exceed the Penalty-Free Withdrawal amounts available to you and incur withdrawal charges. (For more information on the withdrawal charge, see the Fee Tables and section 6, Expenses – Withdrawal Charge.)
We calculate the withdrawal charge as a percentage of your Purchase Payments, not Contract Value. Consequently, if the Contract Value has declined since you made a Purchase Payment, it is possible the percentage of Contract Value withdrawn to cover the withdrawal charge would be greater than the withdrawal charge percentage. For example, assume you buy the Contract with a single Purchase Payment of $1,000. If your Contract Value in the 5th year is $800 and you take a full withdrawal a 5% withdrawal charge applies. The total withdrawal charge would be $50 (5% of $1,000). This results in you receiving $750.
In addition, upon a full withdrawal the free withdrawal privilege is not available to you, and we apply a withdrawal charge against Purchase Payments that are still within their withdrawal charge period, including amounts previously withdrawn under the free withdrawal privilege. On a full withdrawal your Withdrawal Charge Basis may be greater than your Contract Value because the following reduce your Contract Value, but do not reduce your Withdrawal Charge Basis: deductions we make for prior Penalty-Free Withdrawals and Contract fees or expenses; and/or poor performance.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Amounts withdrawn from this Contract may also be subject to federal and state income taxes, and a 10% additional federal tax if taken before age 59 1∕2.
We only apply Performance Credits to the Index Options once each Term on the Term End Date, rather than on a daily basis. In the interim, we calculate Index Option Values based on the Daily Adjustment. The AZL Government Money Market Fund is not subject to the Daily Adjustment. Any assets removed from an Index Option during the Term for withdrawals you take (including Penalty-Free Withdrawals and any financial adviser fees that you choose to have us pay from this Contract), Annuity Payments, or deductions we make for Contract fees and expenses, or if we pay a death benefit, will not be eligible to receive a Performance Credit on the Term End Date. These removed assets will not receive the full benefit of the Index Value, Index Return, and the 10% or 20% Buffer, or -10% Floor that would have been available on the Term End Date, and losses could exceed the protection offered by the 10% or 20% Buffer, or -10% Floor. You will receive a Performance Credit only on the Index Option Value remaining in an Index Option on the Term End Date.
You can typically transfer Index Option Value among the Index Options only on Term End Dates. At other times, you can only move assets out of an Index Option by taking a full or partial withdrawal, or entering the Annuity Phase. However, you can transfer assets out of an Index Option before the Term End Date by executing a Performance Lock. Once an Index Option is locked, you can transfer assets out of it on the Index Anniversary that occurs on or immediately after the Lock Date. For a 3-year or 6-year Term Index Option this means you can transfer out of the locked Index Option before the Term End Date by executing a Performance Lock on or before the second Index Anniversary of a 3-year Term, or on or before the fifth Index Anniversary of a 6-year Term. You can also transfer assets out of any locked Index Option before the Term End Date by requesting an Early Reallocation. You can only execute two Early Reallocations each Index Year, but each request can involve multiple locked Index Options. These restrictions may limit your ability to react to changes in market conditions. You should consider whether investing in an Index Option is consistent with your financial needs.
Income Benefit Risks
The Income Benefit is automatically included in the Contract for an additional rider fee, but you can remove it after three years if Income Payments have not begun. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages.
We generally base Income Payments on the Lifetime Income Percentage you select and your Contract Value, not a guaranteed value. Decreases in Contract Value due to negative Index performance during the Accumulation Phase up to and including the Income Benefit Date, deductions for Contract fees and expenses, and withdrawals, also decrease the Income Payment amount available to you.
If you choose the Level Income payment option and meet the age requirements stated in section 10, Calculating Your Income Payments, your initial annual maximum Income Payment will not be less than the Level Income Guarantee Payment Percentage multiplied by your total Purchase Payments reduced proportionately for withdrawals you took (including any withdrawal charge). However, the Level Income Guarantee Payment Percentage is not available to you under the Level Income payment option if you do not meet the age requirements stated in section 10, or if you choose Increasing Income payment option.
Income Payments made while your Contract Value is positive are a withdrawal of your own assets and reduce your Contract Value. If your Contract Value remains above zero when the Income Payments end, you may not realize a benefit from the Income Benefit; the chances of your Contract Value being reduced to zero may be minimal.
We also base Income Payments on the Eligible Person(s) that we establish at issue. If you change Owners or Beneficiary(s), we may remove an Eligible Person or Covered Person as stated in section 2, which may cause Income Payments to be unavailable or end prematurely.
We use the age of the Eligible Person(s) to determine the Income Percentage(s) and Income Percentage Increases. Income Percentage Increases are not available until age 45. This means if an Eligible Person is younger than age 44 on the Issue Date, you will not receive an increase to a Lifetime Income Percentage based on that Eligible Person until the Index Anniversary that the Eligible Person (or younger Eligible Person for joint payments) reaches age 45, and you will pay a rider fee during the period you are not eligible for an Income Percentage Increase.
The eligibility period to begin Income Payments is subject to a waiting period and both a minimum and maximum age requirement for the Eligible Person(s). For single Income Payments we only allow an Eligible Person who is an Owner to become a Covered Person, and joint Income Payments may not be available if the age difference between spouses is too

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

great, as stated in section 2, Eligible Person(s) and Covered Person(s). If you do not begin Income Payments during the eligibility period, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages.
In addition, if you have Contract Value in an Index Option for which the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments.
The initial annual maximum Income Payment available to you must be at least $100. If your Contract Value on the Income Benefit Date is reduced and this $100 minimum cannot be met, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. Income Payments and the Income Benefit may also end prematurely if you take Excess Withdrawals, or you annuitize the Contract. However, we can convert your Income Payment to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.
The Income Multiplier Benefit can provide increased income if you are confined for care, or are unable to perform at least two activities of daily living. However, this benefit has a waiting period and you must meet certain requirements to receive it. If you are unable to meet these requirements the Income Multiplier Benefit may not be available to you when you need it. If you qualify for the Income Multiplier Benefit, it also may not provide enough income to pay for the care you require. For joint Covered Persons, if you both qualify for this benefit at the same time you will get the same payment increase as a single Covered person; we do not apply the increase separately for each Covered Person.
For more information see “How the Income Benefit Works” and “During the Income Period” in section 10, Income Benefit.
Risk of Change to the Income Benefit Supplement Prior to the Issue Date
The Income Payment waiting period and the table showing the Income Percentages and Income Percentage Increases for your Contract and are stated in the Income Benefit Supplement that is in effect on the date you sign your application. The supplement also includes the income multiplier factor and income multiplier benefit wait period for the Income Multiplier Benefit. Your Financial Professional will give you a copy of the prospectus with the current Income Benefit supplement when you apply for a Contract. If we do not receive your initial Purchase Payment within 60 calendar days of the date you sign the application, and the Income Benefit Supplement terms have changed since this date, you will receive the Income Benefit Supplement terms that are in effect on the Issue Date instead of the terms that were in effect when you applied for the Contract. You bear the risk that if there is a more than a 60-day delay between the time you apply for the Contract and the Issue Date the Income Benefit Supplement terms may change and be less advantageous to you. When we issue the Contract, we send you the current prospectus with the current Income Benefit Supplement. We cannot change these terms for your Contract once they are established. We publish any changes to these terms in an amended Income Benefit Supplement at least seven calendar days before they take effect on our website at allianzlife.com/RILAincomerates. The amended Income Benefit Supplement is also filed on EDGAR at sec.gov under Form S-1 File Number 333-[XXXX], and Form N-4 File Number 333-[XXXX]. You can contact us to receive the Income Benefit Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus.
Risks of Investing in Securities
Returns on securities and securities Indexes can vary substantially, which may result in investment losses. The historical performance of the available Index Options and the AZL Government Money Market Fund does not guarantee future results. It is impossible to predict whether underlying investment values will fall or rise. Trading prices of the securities underlying the Index Options and the AZL Government Money Market Fund are influenced by economic, financial, regulatory, geographic, judicial, political and other complex and interrelated factors. These factors can affect capital markets generally and markets on which the underlying securities are traded and these factors can influence the performance of the underlying securities.
Index Option returns depend on the performance of an Index although you are not directly invested in the Index. Because the S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index, EURO STOXX 50® and iShares® MSCI Emerging Markets ETF are each comprised of a collection of equity securities, in each case the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. In addition, the value of equity securities may decline for reasons directly related to the issuers of the securities.
S&P 500® Index. The S&P 500® Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and also may not be able to attain the high growth rate of successful smaller companies.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Russell 2000® Index. The Russell 2000® Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies.
Nasdaq-100® Index. The Nasdaq-100® Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on The Nasdaq Stock Market, including companies across all major industry groups except the financial industry. To the extent that the Nasdaq-100® Index is comprised of securities issued by companies in a particular sector, that company’s securities may not perform as well as companies in other sectors or the market as a whole. Also, any component securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).
EURO STOXX 50®. EURO STOXX 50® is comprised of the equity securities of large-capitalization companies in the Eurozone. The securities comprising EURO STOXX 50® are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty), and are significantly affected by the European markets and actions of the European Union.
iShares® MSCI Emerging Markets ETF. The iShares® MSCI Emerging Markets ETF seeks to track the investment results of the MSCI Emerging Markets Index, which is designed to measure equity market performance in the global emerging markets. The underlying index may include large-and mid-capitalization companies. iShares® MSCI Emerging Markets ETF is an exchange-traded fund. The performance of the iShares® MSCI Emerging Markets ETF may not replicate the performance of, and may underperform the underlying index. The price of the iShares® MSCI Emerging Markets ETF will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the iShares® MSCI Emerging Markets ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Additional information about iShares® MSCI Emerging Markets ETF is available on the SEC’s website at sec.gov and copies of that information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov. Please note that this information is not prepared by us and may be intended for shareholders of the ETF. You will not be a shareholder of the ETF by investing in an Index Option that is linked to the performance of the ETF. You may also request additional information about the ETF from our Service Center or your Financial Professional.
The COVID-19 pandemic has at times led to significant volatility and negative returns in the financial markets. These market conditions have impacted the performance of the Indexes to which the Index Options are linked, as well as securities held by the AZL Government Money Market Fund. If these market conditions continue or reoccur, and depending on your individual circumstances (e.g., your selected Index Options and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the Contract. The COVID-19 pandemic has contributed to an uncertain and evolving economic environment. The impact of the COVID-19 pandemic and other interrelated factors (e.g., changes in interest rates, rising inflation, actions of governmental authorities) on the economic environment cannot be predicted with certainty, but they could negatively affect the returns of an Index and the level of Trigger Rates, Caps, and Participation Rates, and other product features, and the overall performance of your
Contract.
The military invasion of Ukraine initiated by Russia in February 2022 and the resulting response by the United States and other countries have led to economic disruptions, as well as increased volatility and uncertainty in the financial markets. It is not possible to predict the ultimate duration and scope of the conflict, or the future impact on U.S. and global economies and financial markets. The performance of the Indexes to which the Index Options are linked, as well as securities held by the AZL Government Money Market Fund, may be adversely affected. This risk could be higher for
Indexes with exposure to European or Russian markets, including EURO STOXX 50® and iShares® MSCI Emerging
Markets ETF. Depending on your individual circumstances (e.g., your selected Index Options and the timing of any
Purchase Payments, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the
Contract. You should consult with a Financial Professional about how the recent market conditions may impact your future investment decisions related to the Contract, such as purchasing the Contract or making Purchase Payments, transfers, or withdrawals, based on your individual circumstances.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Risk of Negative Returns
The AZL Government Money Market Fund does not provide any protection against negative returns. You can lose principal and previous earnings for Purchase Payments held in the AZL Government Money Market Fund and such losses could be significant.
If you allocate Purchase Payments or transfer Contract Value to an Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, negative Index Returns may cause Performance Credits to be either negative after application of the 10% or 20% Buffer, or negative down to the -10% Floor. For the Index Performance Strategy, we apply the Buffer for the entire Term length; we do not apply the Buffer annually on a 3-year or 6-year Term Index Option. Ongoing deductions we make for Contract fees and expenses could also cause amounts available for withdrawal to be less than what you invested even if Index performance has been positive. You can lose principal and previous earnings if you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, and such losses could be significant. If you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Protection Strategy with Trigger or Index Protection Strategy with Cap you can also lose principal and previous earnings if you do not receive the Performance Credit, or if the Contract fees and expenses are greater than the Performance Credit. The maximum potential negative Performance Credit for the Index Performance Strategy and Index Precision Strategy is based on the Buffer. If the Buffer is 10% the maximum negative Performance Credit is -90%, and if the Buffer is 20% the maximum negative Performance Credit is -80%. The maximum potential negative Performance Credit for the Index Guard Strategy is the -10% Floor. Such losses will be greater if you take a withdrawal (including any financial adviser fees that you choose to have us pay from this Contract) that is subject to a withdrawal charge, or is a deduction of Contract fees and expenses.
The Daily Adjustment is how we calculate Index Option Values on Business Days other than the Term Start Date or Term End Date. The AZL Government Money Market Fund is not subject to the Daily Adjustment. The Daily Adjustment can affect the amounts available for withdrawal, Performance Locks, annuitization, payment of the death benefit, and the Contract Value used to determine the contract maintenance charge and Charge Base for the product and rider fees. The Daily Adjustment can be less than the Trigger Rate or Cap even if the current Index return during the Term is greater than the Trigger Rate or Cap. In addition, even though the current Index return during the Term may be positive, the Daily Adjustment may be negative due to changes in Proxy Value inputs, such as volatility, dividend yield, and interest rate. However, the Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative. The Daily Adjustment is generally negatively affected by:
•
interest rate decreases,
•
dividend rate increases,
•
poor market performance, and
•
the expected volatility of Index prices. Increases in the expected volatility of Index prices negatively affect the Index Precision Strategy and Index Performance Strategy with 1-year Terms, while decreases in the expected volatility of Index prices negatively affect the Index Guard Strategy. For the Index Performance Strategy 3-year and 6-year Term Index Options, and Index Protection Strategy with Cap, the impact of changes in the expected volatility of Index prices is dependent on the market environment and the applicable Caps and Participation Rates. For the Index Protection Strategy with Trigger, the impact of changes in the expected volatility of Index prices is dependent on the market environment.
The Daily Adjustment for Index Options with a Term length of more than 1-year (3-year and 6-year Term Index Options and Early Reallocation to a 1-year Term Index Option) may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due to the difference in term length. Also, the risk of a negative Daily Adjustment is greater for Index Options with a Term length of more than 1-year than for 1-year Term Index Options due to the Term length. For shorter term lengths, there is less uncertainty in the final Index Values and the impact of the applicable Caps and Buffers on the Daily Adjustment is greater. Consequently, the impact of the Cap and Buffer on the Daily Adjustment for a 1-year Term Index Option is greater than it is for Index Options with a Term length of more than 1-year. In addition, 3-year and 6-year Term Index Options with a Participation Rate above 100% may also have larger fluctuations in the Daily Adjustment than Index Options either without a Participation Rate, or with a Participation Rate equal to 100%.
If you take a withdrawal from an Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy before the Term End Date, you could lose principal and previous earnings because of the Daily Adjustment even if Index performance is positive on that day or has been positive since the Term Start Date. If the

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

current Index return during the Term is negative, the Daily Adjustment for these Index Options could result in losses greater than the protection provided by the 10% or 20% Buffer, or -10% Floor. In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn (including any financial adviser fees that you choose to have us pay from this Contract) is also subject to a withdrawal charge, or is a deduction of Contract fees and expenses.
Risks Associated with Calculation of Performance Credits
We calculate Performance Credits each Term on the Term End Date. Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Term. If you allocate Purchase Payments or transfer Contract Value to the Index Options with Index Protection Strategy with Trigger or Index Protection Strategy with Cap, positive returns are limited by the Trigger Rates and Caps. You are not subject, however, to potential negative Performance Credits. The Trigger Rates on the Index Options with Index Precision Strategy, and the Caps on the Index Options with Index Guard Strategy and Index Performance Strategy also limit positive returns and could cause performance to be lower than it would otherwise have been if you invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index. For the Index Performance Strategy, we apply the Cap and any Participation Rate for the entire Term length; we do not apply the Cap and any Participation Rate annually on a 3-year or 6-year Term Index Option.
The Index Options do not directly participate in the returns of the Indexes or the Indexes’ component securities, and do not receive any dividends payable on these securities. Index returns would be higher if they included the dividends from the component securities. The past ten years of actual average of the annual Index returns without and with dividends would have been as follows:
[To be updated by amendment]
	January 1, 2012 through December 31, 2022
	S&P 500® Index	Nasdaq-100® Index	Russell 2000® Index	EURO STOXX 50®	iShares® MSCI Emerging Markets ETF
Returns without dividends	14.84%	22.67%	12.57%	7.03%	3.79%
Returns with dividends	17.11%	24.05%	14.07%	10.88%	5.90%
Trigger Rates, Caps, and Participation Rates may be adjusted on the next Term Start Date and may vary significantly from Term to Term. Changes to Trigger Rates, Caps, and Participation Rates may significantly affect the amount of Performance Credit you receive. For more information, see the “Changes to Trigger Rates, Caps, and Participation Rates” discussion later in this section.
The Crediting Methods only capture Index Values on the Term Start Date and Term End Date, so you will bear the risk that the Index Value might be abnormally low on these days.
Risks Associated with Performance Locks and Early Reallocations
If a Performance Lock is executed:
•
You will no longer participate in Index performance, positive or negative, for the remainder of the Index Year for the locked Index Option. This means that under no circumstances will your Index Option Value increase during the remainder of the Index Year for a locked Index Option, and you will start a new Index Option on the next Index Anniversary that occurs on or immediately after the Lock Date unless you execute an Early Reallocation.
•
You will not receive a Performance Credit on any locked Index Option.
•
We use the Daily Adjustment calculated at the end of the current Business Day on the Lock Date to determine your locked Index Option Value. This means you will not be able to determine in advance your locked Index Option Value, and it may be higher or lower than it was at the point in time you requested a Performance Lock, or if you set a lower target your locked Index Option Value could be less than your selected target. Through your account on our website you can request a Performance Lock based on upper and/or lower targets you set using Index Option Value returns.
•
If a Performance Lock is executed when your Daily Adjustment has declined, you will lock in any loss. It is possible that you would have realized less of a loss or no loss if the Performance Lock occurred at a later time, or if the Index Option was not locked.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
We will not execute a Performance Lock on Index Protection Strategy with Trigger or Index Protection Strategy with Cap Index Options if the Daily Adjustment is zero. This may limit your ability to take advantage of the benefits of the Early Reallocation feature.
•
There are limits on Early Reallocations. We do not accept Early Reallocation requests within 14 calendar days before an Index Anniversary and you are limited to two Early Reallocation requests each Index Year. After your second Early Reallocation request in an Index Year, any locked Index Options will remain locked until the next Index Anniversary. These limitations mean you may not be able to take advantage of any increases to Early Reallocation rates, or any advantageous changes to Index values that may become available at the optimal time. This may limit your return potential.
•
Early Reallocation Trigger Rates, Caps, and Participation Rates you receive may be less than the Early Reallocation rates that become available later in the Index Year, or the renewal rates available on the next Index Anniversary. This may limit your return potential.
We will not provide advice or notify you regarding whether you should execute a Performance Lock or Early
Reallocation or the optimal time for doing so. We will not warn you if you execute a Performance Lock or Early
Reallocation at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to execute a Performance Lock or Early Reallocation.

Substitution of an Index and Limitation on Further Investments
There is no guarantee that the Indexes will be available during the entire time that you own your Contract. Once we add an Index to your Contract, we cannot remove it without simultaneously substituting it. For the Index Options, if we substitute a new Index for an existing Index, the performance of the new Index may be different and this may affect your ability to receive positive Performance Credits. We may substitute a new Index for an existing Index if:
•
the Index is discontinued,
•
we are unable to use the Index because, for example, changes to an Index make it impractical or expensive to purchase derivative hedging instruments to hedge the Index, or we are not licensed to use the Index,
•
the method of calculation of the Index Values changes substantially, resulting in significantly different Index Values and performance results. This could occur, for example, if an Index altered the types of securities tracked, or the weighting of different categories of securities, or
•
we determine in our sole discretion that the substitution is necessary. It is our policy that we will exercise this discretion only to respond as we deem necessary to unanticipated events outside of our direct control. This might include other events similar to those listed above, other changes to the Index (such as name or ownership changes) that legally may be considered a substitution or that do not align with our business strategy or values, or a breach by the Index provider of the Index intent or performance expectations.
If we add or substitute an Index, we first seek any required regulatory approval from each applicable state insurance regulator and then provide you with written notice. We also provide you with written notice if an Index changes its name. Index substitutions can occur either on a Term Start Date or during a Term. If we substitute an Index during a Term we will combine the return of the previously available substituted Index from the Term Start Date to the substitution date with the return of the new Index from the substitution date to the Term End Date. If we substitute an Index during a Term:
•
we do not change the Charge Base we use to calculate the product and rider fees, and
•
the Buffers, Floors, Trigger Rates, Caps, and Participation Rates for the substituted Index will apply to the new Index. We do not change the Buffers, Floors, Trigger Rates, Caps, or Participation Rates that were in effect on the Term Start Date.
Changes to Trigger Rates, Caps, and Participation Rates associated with the new Index, if any, may occur at the next regularly scheduled Term Start Date. Depending on the constitution of the substituted Index, the volatility of its investments, and our ability to hedge the Index’s performance, we may determine, in our discretion, to increase or decrease renewal Trigger Rates, Caps, and Participation Rates associated with the new Index. However, we would not implement any change to reflect this difference until the next Term Start Date after the substitution. The substitution of an Index during a Term may result in an abnormally large change in the Daily Adjustment on the day we substitute the Index.
The selection of a substitution Index is in our discretion; however, it is anticipated that any substitute Index will be substantially similar to the Index it is replacing and we will substitute any equity Index with a broad-based equity index.
We may also discontinue accepting new allocations into a specific Index Option at any time.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Changes to Trigger Rates, Caps, and Participation Rates
The 10% and 20% Buffers, and -10% Floors for the currently available Index Options do not change. However, if we add a new Index Option to your Contract after the Issue Date, we establish the Buffer or Floor for it on the date we add the Index Option to your Contract. For a new Index Option the minimum Buffer is 5% and the minimum Floor is -25%.
We establish the initial Trigger Rates, Caps, and Participation Rates for a newly issued Contract on the Index Effective Date and they cannot change until the next Term Start Date. You select the Index Effective Date when you purchase your Contract. It can be any Business Day from the Issue Date up to and including the first Quarterly Contract Anniversary, but it cannot be the 29th, 30th, or 31st of a month.
You should be aware that, generally, initial Trigger Rates, Caps, and Participation Rates could change every seven calendar days. However, these rates are guaranteed to be available during the period stated on our website at allianzlife.com/RILAincomerates and cannot be superseded until that period ends. If you select an Index Effective Date that is within the guaranteed period for the initial rates that are available for review on the Issue Date, you will receive the initial rates that were available on the Issue Date. However, if you select an Index Effective Date that is after this guaranteed period, you are subject to the risk that initial Trigger Rates, Caps, and Participation Rates may change and be less advantageous to you. You are responsible for reviewing the initial rates before your Index Effective Date to ensure your allocations and the product still meet your needs. Furthermore, if your Index Effective Date is after the end of the free look period and you cancel the Contract, you will receive the Cash Value. On or before the Index Effective Date you are not subject to the Daily Adjustment. You may review future rates at least seven calendar days before their effectiveness at allianzlife.com/RILAincomerates. You (or your Financial Professional, if authorized) can change your Index Effective Date at any time before it occurs to be an earlier or later date by submitting a request.
We can change the renewal Trigger Rates, Caps, and Participation Rates for an existing Contract on each new Term Start Date subject to the guaranteed minimums, in our discretion.
We will send you a letter at least 30 days before each Index Anniversary. This letter advises you that current Trigger Rates, Caps, and Participation Rates are expiring, and that renewal rates for the next Term Start Date will be available for your review. The Index Anniversary letter also reminds you of your opportunity to transfer your Index Option Values on the upcoming Term End Date. On each Term End Date you have the option of remaining allocated to your current Index Options at the renewal Trigger Rates, Caps, and Participation Rates that we set on the next Term Start Date, or transferring to another permitted Index Option. At least seven calendar days before each Index Anniversary we publish renewal rates for the next Term Start Date for your review in your account on our website, and on our public website at allianzlife.com/RILAincomerates. If you do not review renewal change information when it is published, or take no action to transfer to another permitted Index Option, you will remain allocated to your current Index Options and will automatically become subject to the renewal Trigger Rates, Caps, and Participation Rates until the next Term End Date.
You risk the possibility that the renewal Trigger Rates, Caps, and Participation Rates you receive may be less than you would find acceptable. If you do not find the renewal rates acceptable, you must give us transfer instructions no later than the end of the Business Day on the Term End Date (or the next Business Day if the Term End Date is a non-Business Day) or you will be subject to these renewal Trigger Rates, Caps, and Participation Rates for the next Term. When your renewal rates change the only options available to you are to transfer Index Option Value between Index Options, or take a full withdrawal (which may be subject to a withdrawal charge).
If you execute a Performance Lock you may be able to request an Early Reallocation and begin a new Index Option with a new Term Start Date and a new Trigger Rate, Cap, or Participation Rate before the next Index Anniversary. We can change Early Reallocation Trigger Rates, Caps, and Participation Rates for an existing Contract subject to the guaranteed minimums, in our discretion. We publish Early Reallocation rates at least seven calendar days before the end of the current Early Reallocation offering period for your review in your account on our website. If you do not execute an Early Reallocation, you will remain allocated to your current locked Index Options until the Index Anniversary that occurs on or immediately after the Lock Date.
Initial, renewal, and Early Reallocation Trigger Rates, Caps, and Participation Rates may vary significantly depending upon a variety of factors, including:
•
market volatility,
•
our hedging strategies and investment performance,
•
the availability of hedging instruments,

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
the amount of money available to us through Contract fees and expenses to purchase hedging instruments,
•
your Index Effective Date,
•
the level of interest rates,
•
utilization of Contract benefits by Owners, and
•
our profitability goals.
Due to a combination of factors, including potential changes in interest rates and other market conditions (e.g. rising inflation), the current economic environment is evolving. The future impact on initial, renewal, and Early Reallocation Trigger Rates, Caps, and Participation Rates cannot be predicted with certainty. The effect of a change in interest rates or other market conditions may not be direct or immediate. There may be a lag in changes to Trigger Rates, Caps, and Participation Rates. Interest rates could increase. In a rising interest rate environment, increases in Trigger Rates, Caps, and Participation Rates, if any, may be substantially slower than increases in interest rates.
We manage our obligation to provide Performance Credits in part by trading call and put options, and other derivatives on the available Indexes. The costs of the call and put options and other derivatives vary based on market conditions, and we may adjust future renewal and Early Reallocation Trigger Rates, Caps, and Participation Rates to reflect these cost changes. The primary factor affecting the differences in the initial Trigger Rates, Caps, and Participation Rates for newly issued Contracts and renewal and Early Reallocation rates for existing Contracts is the difference in what we can earn from these investments for newly issued Contracts versus what we are earning on the investments that were made, and are being held to maturity, for existing Contracts. In some instances we may need to reduce initial, renewal, and Early Reallocation Trigger Rates, Caps, and Participation Rates, or we may need to substitute an Index. You bear the risk that we may reduce Trigger Rates, Caps, and Participation Rates, which reduces your opportunity to receive positive Performance Credits.
Investment in Derivative Hedging Instruments
The Index Options are supported by bonds and other fixed income securities which are also used to support the Contract guarantees, cash, and derivative hedging instruments used to hedge the movements of the applicable Index.
At Contract issue, we invest a substantial majority of the initial Contract Value in fixed income securities, with most of the remainder invested in derivative hedging instruments. The derivative hedging instruments are purchased to track and hedge Index movements and support our obligations with regard to the Index Options. The derivative hedging instruments we purchase include put options, call options, futures, swaps, and other derivatives.
We currently limit our purchase of derivative hedging instruments to liquid securities. However, like many types of derivative hedging instruments, these securities may be volatile and their price may vary substantially. In addition, because we pay Performance Credits regardless of the performance of derivative hedging instruments we purchase, we may incur losses on hedging mismatches or errors in hedging. We may incur additional costs if the costs of our hedging program increase due to market conditions or other factors. Our overall experience with hedging securities may affect renewal Trigger Rates, Caps, and Participation Rates for existing Contracts.
Risks of Deducting Financial Adviser Fees from the Contract
If you have an investment adviser and want to pay their financial adviser fees from this Contract, you can instruct us to withdraw the fee from your Contract and pay it to your adviser. Once authorized by you, the investment adviser requests each fee payment by submitting a letter of instruction that includes the fee amount. The deduction of financial adviser fees is in addition to this Contract’s fees and expenses, and the deduction is treated the same as any other withdrawal under the Contract. As such, withdrawals to pay financial adviser fees will be subject to withdrawal charges, will reduce the Contract Value and Guaranteed Death Benefit Value (perhaps significantly), and may be subject to income taxes (including a 10% additional federal tax if you are younger than age 59 1∕2). Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
Our Financial Strength and Claims-Paying Ability
We make Income Payments, Annuity Payments, and pay death benefits from our general account. Our general account assets are subject to claims by our creditors, and any payment we make from our general account is subject to our financial strength and claims-paying ability. We apply Performance Credits from an unregistered, non-unitized, non-insulated separate account (Separate Account IANA). Like our general account, the assets in Separate Account IANA are subject to our general business operation liabilities and the claims of our creditors, and are also subject to our financial strength and claims-paying ability. For more information on Separate Account IANA, see section 13, Other Information – Our Unregistered Separate Account.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

As a result of the COVID-19 pandemic and interrelated market factors (e.g., market volatility changes in interest rates, rising inflation, actions by governmental authorities), economic uncertainties have arisen which could negatively impact
Allianz Life’s net income and surplus. The extent to which the COVID-19 pandemic and these other market factors will impact our business, net income, and surplus, as well as our capital and liquidity position, will depend on future developments, which are highly uncertain. For more information see section 14, Information on Allianz Life – Business and Operational Risks Relevant to the Contract.

Regulatory Protections
Allianz Life is not an investment company and therefore we are not registered as an investment company under the Investment Company Act of 1940, as amended, and the protections provided by this Act are not applicable to the guarantees we provide. The Separate Account is, however, registered as an investment company. Any allocations you make to an Index Option are not part of the Separate Account. Allianz Life is not an investment adviser and so is not subject to the Investment Advisers Act of 1940, and does not provide investment advice to you in connection with your Contract.
Your Contract is registered in accordance with the Securities Act of 1933 and the offering of the Contract must be conducted in accordance with the requirements of this Act. In addition, the offer and sale of the Contract is subject to the provisions of the Securities Exchange Act of 1934.
The Contract is filed with and approved by each state in which the Contract is offered. State insurance laws provide a variety of regulatory protections.

1. The Contract
An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life), where you make payments to us and we invest that money in the Index Options you select. The AZL Government Money Market Fund holds the money you invest before it is transferred to the Index Options. Depending on market conditions, your Contract may gain or lose value based on the returns of your selected Index Options and the AZL Government Money Market Fund. When you are ready to take money out, we make payments to you according to your instructions and any restrictions associated with the payment option you select that is described in this prospectus. Other than to add benefits that are beneficial to you, we do not make any changes to your Contract without your permission except as may be required by law.
The Contract has an Accumulation Phase and an Annuity Phase. If you begin taking Income Payments, your Contract will also have an Income Period. The Income Period occurs during the Accumulation Phase.
The Accumulation Phase is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, we invest your money in the Index Options you select and the AZL Government Money Market Fund on a tax-deferred basis. Tax deferral may not be available for certain non-individually owned contracts. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 12, Taxes.)
During the Accumulation Phase you can take withdrawals (subject to any withdrawal charge). You can also make additional Purchase Payments before the Income Period subject to the restrictions set out in section 3, Purchase Requirements. The Contract also offers at issue the optional Maximum Anniversary Value Death Benefit for an additional rider fee (see section 11) if all Owners and the Annuitant are age 75 or younger on the Issue Date. The Maximum Anniversary Value Death Benefit can only be added to a Contract at issue. The Maximum Anniversary Value Death Benefit potentially provides a death benefit greater than the Traditional Death Benefit based on the Maximum Anniversary Value (highest Contract Value on any Index Anniversary before age 91, increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take including any withdrawal charge).
During the Income Period we make regular periodic Income Payments based on the life of the Covered Person(s). During the Income Period we also restrict your selection of Crediting Methods to the Index Protection Strategy with Trigger or Index Protection Strategy with Cap, and you cannot make additional Purchase Payments. However, unlike the Annuity Phase, you will have access to your Contract Value and death benefit for a period of time after Income Payments begin. If you do not take Income Payments your Contract will not have an Income Period. The Income Period ends on the earlier of the last Business Day before the Annuity Date, or the date the Income Benefit ends. Income Payments can continue for the life of the Covered Person(s) if you do not take more than your allowed annual maximum payment.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

If you request Annuity Payments, the Accumulation Phase and Income Period (if applicable) of your Contract ends and you enter the Annuity Phase. During the Annuity Phase we make regular fixed periodic Annuity Payments based on guaranteed period, life, life with a guaranteed period, joint and last survivor, or joint and 2/3 survivor. We send Annuity Payments to the Payee (the person or entity who receives Annuity Payments during the Annuity Phase). You can choose when Annuity Payments begin, subject to certain restrictions. We base Annuity Payments on Contract Value and the payout rates for the Annuity Option you select. If the Annuity Date occurs during the Income Period and your Income Payments are greater than the Annuity Payments as calculated for certain Annuity Options, you can elect to convert to Income Payments to Annuity Payments as described in section 8 – When Annuity Payments Begin. Your Annuity Payments do not change unless an Annuitant dies, or we convert Income Payments made under the Increasing Income payment option to Annuity Payments. The Increasing Income payment option is discussed in section 10, Automatic Annual Income Payment Increases. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 8, The Annuity Phase.
When the Accumulation Phase Ends
The Accumulation Phase ends upon the earliest of the following.
•
The Business Day we process your request for a full withdrawal.
•
The Business Day before the Annuity Date.
•
Upon the death of any Owner (or the Annuitant if the Owner is a non-individual), the Business Day we first receive Valid Claim from any one Beneficiary, unless the surviving spouse/Beneficiary continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Index Options and the AZL Government Money Market Fund until the complete distribution of the death benefit. A Valid Claim is the documents we require to be received in Good Order at our Service Center before we pay any death claim.
Financial Adviser Fees
If you have a financial adviser and want to take a withdrawal from this Contract to pay your financial adviser fee, you can submit a written request to our Service Center by completing our third party money management customer authorization of transfer form and fee redemption authorization form. If we approve your request, we withdraw the requested fees and pay them to your Financial Professional or Financial Professional’s firm as instructed. The fee redemption authorization is an agreement between you and your Financial Professional and/or the Financial Professional's firm. The agreement authorizes us to deduct financial adviser fees from the Contract and send them to the Financial Professional or the Financial Professional's firm upon written request. You can terminate this agreement at any time by providing us written notice. We retain the right to request an updated fee redemption authorization form at any time.
Once authorized by you, the Financial Professional or Financial Professional’s Firm requests each fee payment by submitting a letter of instruction that includes the fee amount. We treat this fee payment as a withdrawal which means a withdrawal charge, federal and state income taxes, and a 10% additional federal tax if you are under age 59 1∕2 may apply, and the amount of Contract Value available for withdrawal may be affected by the Daily Adjustment (which can be negative). We deduct financial adviser fees (including any withdrawal charge) proportionately from each Index Option and the AZL Government Money Market Fund. This withdrawal reduces the Contract Value and the amount available under the free withdrawal privilege by the dollar amount withdrawn. It may also reduce your Contract's Guaranteed Death Benefit Value proportionately by the percentage of Contract Value withdrawn, which may reduce this value by more than the amount withdrawn and these reductions could be significant. If this is a Non-Qualified Contract, a withdrawal will be a taxable withdrawal to the extent that gain exists within the Contract. Financial adviser fees paid from any type of IRA Contract (including IRA, Roth IRA, and SEP IRA) will not be treated as a taxable withdrawal as long as the annuity contract is solely liable for the payment of the financial adviser fee. You should consult a tax adviser regarding the tax treatment of financial adviser fee payments. Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
Your financial adviser acts on your behalf, not ours. We are not party to any agreement between you and your financial adviser, nor are we responsible for your financial adviser’s actions. We do not verify that withdrawals for financial adviser fees align with the terms of your agreement with your financial adviser. We do not set your financial adviser fee or receive any part of it. Any withdrawals for financial adviser fees you pay is in addition to this Contract’s fees and expenses. We pay sales commissions to the selling firms and their Financial Professionals. The maximum commission payable to the selling firms for Contract sales is expected to not exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission which, when totaled, could exceed 7% of Purchase Payments. Financial Professionals and their

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

managers may also be eligible for various benefits such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with our principal underwriter, Allianz Life Financial Services, LLC. You should ask your financial adviser about compensation they receive for this Contract. Allianz Life is not an investment adviser, and does not provide investment advice in connection with sales of the Contract. We are not a fiduciary to you, and do not make recommendations or assess suitability.
You can submit a written request to our Service Center on a form satisfactory to us to allow your financial adviser to make Index Option transfers and allocation changes on your behalf. However, we reserve the right to review a financial adviser’s trading history before allowing him or her to make transfers. If, in our sole discretion, we believe the financial adviser’s trading history indicates excessive trading, we can deny your request. If we approve it, your financial adviser is subject to the same trading restrictions that apply to Owners. We can deny or revoke trading authority in our sole discretion.
Financial Adviser Fee Deduction Example
These calculations show the effects of withdrawing financial adviser fees on the Contract Value and available Guaranteed Death Benefit Value. These withdrawals (including any withdrawal charges) immediately reduce the Contract Value on a dollar for dollar basis, and reduce the available Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn.
The example assumes a withdrawal of $5,000 once per year on days that are not Term End Dates to pay financial adviser fees starting when the Contract Value is $100,000, the Guaranteed Death Benefit Value under the Traditional Death Benefit is $90,000, and the Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit is $105,000. The first withdrawal assumes that there is no amount remaining under the free withdrawal privilege for that year, so that withdrawal is subject to an 8.5% withdrawal charge. Subsequent withdrawals are all taken under the free withdrawal privilege. All fractional numbers in these examples have been rounded up to the next whole number. All Contract Value figures reflect the Daily Adjustment.
Financial Adviser Fee Withdrawal	Contract Value	Guaranteed Death Benefit Value for a Contract with the Traditional Death Benefit	Guaranteed Death Benefit Value for a Contract with the Maximum Anniversary Value Death Benefit
Prior to 1st years withdrawal	$ 100,000	$ 90,000	$ 105,000
$5,000 withdrawal (subject to an
8.5% withdrawal charge)	– [($5,000 ÷ (1 – 8.5%)]
Amount withdrawn	– $5,465	– [($5,465 ÷ 100,000) x 90,000]	– [($5,465 ÷ 100,000) x 105,000]
		= - $4,919	= - $5,739
After 1st years withdrawal	$ 94,535	$ 85,081	$ 99,261

Prior to 2nd years withdrawal	$ 97,000	$ 85,081	$ 99,261
$5,000 withdrawal (not subject to a
withdrawal charge)	– $5,000	– [($5,000 ÷ 97,000) x 85,081]	– [($5,000 ÷ 97,000) x 99,261]
		= - $4,386	= - $5,117
After 2nd years withdrawal	$ 92,000	$ 80,695	$ 94,414

Prior to 3rd years withdrawal	$ 80,0000	$ 80,695	$ 94,414
$5,000 withdrawal (not subject to a	– $5,000	– [($5,000 ÷ 80,000) x 80,695]	– [($5,000 ÷ 80,000) x 94,414]
withdrawal charge)		= - $5,044	= - $5,844
After 3rd years withdrawal	$ 75,000	$ 75,651	$ 88,260
The death benefit is the greater of the Contract Value, or the Guaranteed Death Benefit Value, so the death benefit would be:
•
$94,535 Contract Value under the Traditional Death Benefit, or the $99,261 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit after the first adviser fee deduction.
•
$92,000 Contract Value under the Traditional Death Benefit, or the $94,414 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit after the second adviser fee deduction.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
$75,651 Guaranteed Death Benefit Value under the Traditional Death Benefit, or the $88,260 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit after the third adviser fee deduction.
Please see section 10, Income Benefit – Excess Withdrawals for an example showing the impact of taking an Excess Withdrawal of $5,000 from the Contract to pay financial adviser fees to your Financial Professional.
When the Contract Ends
The Contract ends when:
•
all applicable phases of the Contract (Accumulation Phase, Income Period and/or Annuity Phase) have ended, and/or
•
if we received a Valid Claim, all applicable death benefit payments have been made.
For example, if you take a full withdrawal of the total Cash Value, both the Accumulation Phase and the Contract end even though the Income Period and Annuity Phase never began and we did not make any death benefit payments.

2. Ownership, Annuitant, Determining Life, Beneficiary, and Payee
Owner
The Owner designated at Contract issue has all the rights under the Contract. The Owner may be an individual, or a non-individual (e.g. a trust, tax-exempt entity, or corporation). Qualified Contracts and non-individually owned Contracts can only have one Owner. A Qualified Contract is purchased under a pension or retirement plan that qualifies for special tax treatment under sections of the Code.
Joint Owner
A Non-Qualified Contract can be owned by up to two individual Owners (Joint Owners). Joint Owners must be spouses within the meaning of federal tax law. We generally require the signature of both Joint Owners on any forms that are submitted to our Service Center.
Annuitant
The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant when you purchase a Contract. For Qualified Contracts, before the Annuity Date the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Annuity Date. You cannot change the Annuitant if the Owner is a non-individual. Subject to our approval, you can add a joint Annuitant on the Annuity Date. For Qualified Contracts, the ability to add a joint Annuitant is subject to any plan requirements associated with the Contract. For individually owned Contracts, if the Annuitant who is not an Owner dies before the Annuity Date, the sole Owner (or younger Joint Owner) automatically becomes the new Annuitant, but the Owner can subsequently name another Annuitant.
Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it as indicated below. For more examples, please see the Appendix A to the Form N-4 SAI. In order to convert Income Payments to Annuity Payments the Covered Person(s) must be named as the Annuitant(s) as discussed in section 8, when Annuity Payments Begin. Designating different persons as Covered Person(s) and Annuitant(s) will cause the Income Benefit and Income Payments to end at the maximum permitted Annuity Date.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Use care when designating Owners, Covered Person(s) and Annuitant(s), and consult your Financial Professional if you have questions.
UPON THE DEATH OF A SOLE OWNER
Action if the Contract is in the Accumulation Phase	Action if the Contract is in the Annuity Phase
• We pay a death benefit to the Beneficiary unless the
Beneficiary is the surviving spouse and continues the Contract.
The Income Benefit and any Income Payments will also end
unless the Beneficiary is both a surviving spouse and either an
Eligible Person (if Income Payments have not begun) or a
Covered Person (if Income Payments have begun).
• If the deceased Owner was a Determining Life and the
surviving spouse Beneficiary continues the Contract:
– we increase the Contract Value to equal the Guaranteed
Death Benefit Value if greater and available, and the
death benefit ends,
– the surviving spouse becomes the new Owner,
– if Income Payments have not begun the Accumulation
Phase continues,
– if Income Payments have begun they can only continue if
the surviving spouse is a Covered Person; otherwise the
Income Benefit ends, and
– upon the surviving spouse’s death, his or her
Beneficiary(s) receives the Contract Value.
• If the deceased Owner was not a Determining Life, the
Traditional Death Benefit or Maximum Anniversary Value Death
Benefit are not available and the Beneficiary(s) receives the
Contract Value.

• The Beneficiary becomes the Payee. If we are still required to make Annuity Payments under the selected Annuity Option, the
Beneficiary also becomes the new Owner.
• If the deceased was not an Annuitant, Annuity Payments to the
Payee continue. No death benefit is payable.
• If the deceased was the only surviving Annuitant, Annuity
Payments end or continue as follows.
– Annuity Option A or C, payments end when the
guaranteed period ends.
– Annuity Option B, F, or G, payments end. If Income
Payments were converted to Annuity Payments under
Annuity Option B or F, we will also pay any remaining
value to the named Beneficiary(s).
– For more information on the Annuity Options, please see
section 8.
•  If the deceased was an Annuitant and there is a surviving joint
Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Determining Life (Lives)
The Determining Life (Lives) are the individuals on whose life we base the Guaranteed Death Benefit Value provided by the Traditional Death Benefit or Maximum Anniversary Value Death Benefit. We establish the Determining Life (Lives) at Contract issue. For an individually owned Contract the Determining Life (Lives) are the Owner(s). For a non-individually owned Contract the Determining Life is the Annuitant. After the Issue Date the Determining Life (Lives) only change if:
•
you remove a Joint Owner due to divorce, then we also remove that person as a Determining Life,
•
you add or change a Joint Owner, then that person will become a Determining Life if they are the current spouse within the meaning of federal tax law of an existing Owner, or
•
you establish a jointly owned Non-Qualified Contract and change ownership to a Trust, then we remove the prior Owner who is not the Annuitant as a Determining Life.
Beneficiary
The Beneficiary is the person(s) or entity you designate to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If a Beneficiary dies before you, or you and a Beneficiary die within 120 hours of each other, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no surviving primary Beneficiaries, we pay the death benefit to the contingent Beneficiaries who survive you. If there are no surviving Beneficiaries or if there is no named Beneficiary, we pay the death benefit to your estate or the Owner if the Owner is a non-individual.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

• FOR JOINTLY OWNED CONTRACTS: The sole primary Beneficiary is the surviving Joint Owner regardless of any other named primary Beneficiaries. If both Joint Owners die within 120 hours of each other, we pay the death benefit to the named contingent Beneficiaries or equally to the estate of the Joint Owners if there are no named contingent Beneficiaries.

• NAMING AN ESTATE AS A BENEFICIARY: If an estate is the Beneficiary, the estate must be the sole primary
Beneficiary, unless the Spouse is the sole primary Beneficiary. If the Spouse is the sole primary Beneficiary, then an estate can be a contingent beneficiary.

Eligible Person(s) and Covered Person(s)
We determine Eligible Persons on the Issue Date based on the Contract’s ownership and tax qualification status. We use Eligible Person(s) to determine the Income Percentage and Income Percentage Increase, when you will begin receiving Income Percentage Increases, when Income Payments are available to you, and the payment type (single or joint) available to you.
We base Income Payments on the lives of the Covered Person(s). We determine the Covered Person(s) on the Income Benefit Date based on the available Eligible Person(s), their marital status, and the payment type you select. Joint Income Payments are only available if there are two Eligible Persons on the Income Benefit Date who are also spouses within the meaning of federal tax law and they meet the requirements stated here. Because Income Payments must begin no later than age 100, joint Income Payments are not available if:
•
there is more than a 50-year age difference between spouses;
•
you select the Traditional Death Benefit and purchase this Contract at the maximum issue age of 80 and there is more than a 20-year age difference between spouses; or
•
you select the Maximum Anniversary Value Death Benefit and purchase this Contract at the maximum issue age of 75 and there is more than a 25-year age difference between spouses.
Eligible Person and Covered Person Requirements
For a single, individual Owner:
•
You, the Owner, are an Eligible Person.
•
If you and the sole primary Beneficiary are spouses within the meaning of federal tax law, the sole primary Beneficiary is also an Eligible Person.
•
If you select single Income Payments only you, the Owner, can be the Covered Person.
•
If you select joint Income Payments you must designate yourself, the Owner, to be a Covered Person.
For Joint Owners:
•
Both Joint Owners are Eligible Persons.
•
If you select single Income Payments you can designate either Eligible Person to be the Covered Person.
•
If you select joint Income Payments you must designate both Joint Owners to be the Covered Persons.
For Contracts owned by a non-individual:
•
The Annuitant is the Eligible Person.
•
For Non-Qualified Contracts, we only allow one Eligible Person and joint Income Payments are not available.
•
For Qualified Contracts, if the Owner is a qualified plan or a custodian and the Annuitant and sole contingent Beneficiary are spouses within the meaning of federal tax law, the sole contingent Beneficiary is also an Eligible Person. However, joint Income Payments are only available if the qualified plan or custodian is also the sole primary Beneficiary. This structure allows the surviving non-Annuitant spouse to continue to receive Income Payments, assuming the surviving non-Annuitant spouse is the beneficiary under the qualified plan or custodial IRA.
•
If you select single Income Payments only the Annuitant can be the Covered Person.
If an Eligible Person or a Covered Person is no longer an Owner, Joint Owner, Annuitant, sole primary Beneficiary, or sole contingent Beneficiary as required above due to death, change in spousal status, an assignment or change of ownership/Beneficiary, we will remove that person from the Contract as an Eligible Person or Covered Person. If an Eligible Person is removed, you cannot designate that person to be a Covered Person. If a Covered Person is removed, that person is no longer a Covered Person. If we remove all Eligible Persons or Covered Persons from the Contract, the Income Benefit ends.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

You can only add or replace an Eligible Person on or before the date you request Income Payments. If you add or change an Owner, sole primary Beneficiary or sole contingent Beneficiary that person will become an Eligible Person if they are the current spouse within the meaning of federal tax law of an existing Eligible Person and meet the requirements stated in this section. If you add or replace an Eligible Person we will recalculate your Lifetime Income Percentages based on the age of the new Eligible Person on the Index Effective Date and Index Anniversaries, if applicable, as stated in section 10, Income Benefit – How the Income Benefit Works. At any given time there cannot be more than two Eligible Persons. After the Income Benefit Date, you cannot add, remove, or replace a Covered Person even if you add or change an Owner, or Beneficiary.
Change in Spousal Status of Eligible Persons or Covered Persons
If at any time joint Eligible Persons or joint Covered Persons are no longer spouses you must send us written notice. If we receive notice on or before the Income Benefit Date, joint Income Payments will not be available to you unless you remarry and add your new spouse as a Joint Owner or sole primary or contingent Beneficiary according to the requirements stated in this section. If we receive notice after the Income Benefit Date, we will remove one former spouse from the Contract as a Covered Person and also as an Owner, Joint Owner, Annuitant and/or Beneficiary.
Upon notification of divorce, we treat any request to reduce or divide benefits under this Contract as a request for a withdrawal of Contract Value payable to you. We process the withdrawal and remove one spouse from the Contract as an Eligible Person or Covered Person, Owner, Annuitant and/or Beneficiary, according to your instructions or any applicable court order. This withdrawal is subject to any applicable tax or withdrawal charge, and may cause Income Payments and the Income Benefit to end prematurely. However, if you do not notify us of the divorce, the Contract continues and upon the death of an Owner, we pay any applicable death benefit to the Beneficiary(s) and the Contract and the Income Benefit both end.
Payee
The Payee is the person or entity who receives Annuity Payments during the Annuity Phase. The Owner receives tax reporting on those payments. Generally we require the Payee to be an Owner. However, we may allow you to name a charitable trust, financial institution, qualified plan, or an individual specified in a court order as a Payee subject to our approval. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee.
Assignments, Changes of Ownership and Other Transfers of Contract Rights
You can assign your rights under this Contract to someone else during the Accumulation Phase. An assignment may be absolute or limited, and includes changes of ownership, collateral assignments, or any other transfer of specific Contract rights. After an assignment, you may need the consent of the assignee of record to exercise certain Contract rights depending on the type of assignment and the rights assigned.
The Contract cannot be assigned without our consent. You must submit your request to assign the Contract in writing to our Service Center. We will not consent if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation.
We record the assignment as of the date you signed the request, unless you specify otherwise. We are not responsible for the validity or effect of the assignment. We are not liable for any actions we take or payments we make before we receive your request in Good Order and record it. A request is in “Good Order” when it contains all the information we require to process it. Assigning the Contract does not change, revoke or replace the originally named Annuitant or Beneficiary; if you also want to change the Annuitant or Beneficiary you must make a separate request.
• An assignment may be a taxable event. In addition, there are other restrictions on changing the ownership of a
Qualified Contract and Qualified Contracts generally cannot be assigned absolutely or on a limited basis. You should consult with your tax adviser before assigning this Contract.

• An assignment will only change the Determining Life (Lives) if it involves removing a Joint Owner due to divorce, replacing Joint Owners with a Trust, or adding a Joint Owner if that person is a spouse within the meaning of federal tax law of the existing Owner.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

3. Purchasing the Contract
Purchase Requirements
To purchase this Contract, on the Issue Date all Owners and the Annuitant must be:
•
age 80 or younger, or
•
age 75 or younger if you select the Maximum Anniversary Value Death Benefit.
The Purchase Payment requirements for this Contract are as follows.
•
The minimum initial Purchase Payment due on the Issue Date is $5,000.
•
We restrict additional Purchase Payments. Each Index Year during the Accumulation Phase and before the Income Benefit Date you cannot add more than your initial amount without our prior approval. Your initial amount is all Purchase Payments received before the first Quarterly Contract Anniversary of the first Contract Year. We allow you to add up to the initial amount in the remainder of the first Index Year. The minimum additional Purchase Payment we will accept is $50.
•
We do not accept additional Purchase Payments on or after the Income Benefit Date, or on or after the Annuity Date.
•
The maximum total Purchase Payments we accept without our prior approval is $1 million.
We may, at our sole discretion, waive the minimum Purchase Payment requirements.
Once we receive your initial Purchase Payment and all necessary information in Good Order at our Service Center, we issue the Contract within two Business Days and allocate your payment to the AZL Government Money Market Fund before we transfer it to your selected Index Options. If the Issue Date is the same as the Index Effective Date we allocate your initial Purchase Payment to the Index Options. If the Issue Date is not the Index Effective Date we hold your initial Purchase Payment in the AZL Government Money Market Fund before we transfer it to your selected Index Options. If you do not give us all of the information we need, we contact you or your Financial Professional. If for some reason we are unable to complete this process within five Business Days, we either send back your Purchase Payment or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order.
If you submit a Purchase Payment and/or application to your Financial Professional, we do not begin processing the payment and/or application until we receive it.
We may terminate your ability to make additional Purchase Payments because we reserve the right to decline any or all Purchase Payments at any time on a nondiscriminatory basis. This applies to Contracts issued in all states except as disclosed in Appendix E. If mandated under applicable law, we may be required to reject a Purchase Payment. We will decline a Purchase Payment we receive on the same Business Day that we receive in Good Order a request for full withdrawal, or Contract cancellation during the free look period. If we exercise our right to decline additional Purchase Payments, this may limit your ability to fund your Contract’s guaranteed benefits such as the Income Benefit, Traditional Death Benefit or Maximum Anniversary Value Death Benefit.
Applications Sent Electronically
We accept manually signed applications that are in Good Order and are sent by fax, or email, or uploaded to our website. It is important to verify receipt of any faxed application, or to receive a confirmation number when using email or the web. We are not liable for applications that we do not receive. A manually signed application sent by fax, email or over the web is considered the same as an application delivered by mail. Our electronic systems (fax, email or website) may not always be available; any electronic system can experience outages or slowdowns which may delay application processing. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your written application by mail to our Service Center. We reserve the right to discontinue or modify our electronic application policy at any time and for any reason.
Allocation of Purchase Payments and Contract Value Transfers
The allocation instructions you provide on your application automatically become your default allocation instructions. We use these allocation instructions for all Purchase Payments we receive unless you change them. We only allow Purchase Payments to move into the Index Options on the Index Effective Date and on subsequent Index Anniversaries. As a result, we hold Purchase Payments we receive on days other than the Index Effective Date or an Index Anniversary in the AZL Government Money Market Fund until we transfer them to your selected Index Options according to your most recent allocation instructions. For additional Purchase Payments we receive after the Index Effective Date, this transfer

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

occurs on the next Index Anniversary. We apply any Purchase Payments we receive on the Index Effective Date or on an Index Anniversary directly to the Index Options on that day; these Purchase Payments are not held in the AZL Government Money Market Fund.
We only allow Index Option Value transfers between Index Options on Term End Dates unless you execute a Performance Lock. If you execute a Performance Lock you can transfer out of a locked Index Option to another Index Option on the Index Anniversary that occurs on or immediately after the Lock Date, or on the Business Day we execute your request for an Early Reallocation. We do not allow assets to move into an established Index Option until the Term End Date. If you request to transfer into an established Index Option on a date that is not a Term End Date, we will transfer those assets into the same Index Option with a new Term Start Date.
You select the Index Effective Date when you purchase your Contract. It can be any Business Day up to and including the first Quarterly Contract Anniversary, but it cannot be the 29th, 30th or 31st of a month.
On your application if you select…	Your Index Effective Date will be either…
the earliest Index Effective Date	• your Issue Date, or • the first Business Day of the next month if the Issue Date is the 29th, 30th, or 31st of a month the deferred Index Effective Date
• your first Quarterly Contract Anniversary, or
• the next Business Day if the first Quarterly Contract Anniversary occurs on a non-Business
Day, or the first Business Day of the next month if the first Quarterly Contract Anniversary is the 29th, 30th, or 31st of a month

You should be aware that, generally, initial Trigger Rates, Caps, and Participation Rates could change every seven calendar days. However, these rates are guaranteed to be available during the period stated on our website at allianzlife.com/RILAincomerates and cannot be superseded until that period ends. If you select an Index Effective Date that is within the guaranteed period for the initial rates that are available for review on the Issue Date, you will receive the initial rates that were available on the Issue Date. However, if you select an Index Effective Date that is after this guaranteed period, you are subject to the risk that initial Trigger Rates, Caps, and Participation Rates may change and be less advantageous to you. Furthermore, if your Index Effective Date is after the end of the free look period and you cancel your Contract, you will receive the Cash Value. On or before the Index Effective Date you are not subject to the Daily Adjustment. You may review future rates at least seven calendar days before their effectiveness at allianzlife.com/RILAincomerates. You (or your Financial Professional, if authorized) can change your Index Effective Date at any time before it occurs to be an earlier or later date by submitting a request. However, your new Index Effective Date cannot be later than the deferred Index Effective Date listed above. We must receive your request in Good Order at our Service Center before the end of the Business Day on which you want the Index Effective Date to occur. Once your Index Effective Date occurs, all Index Options for your Contract will have the same Index Anniversary.
You can change your allocation instructions at any time without fee or penalty. These changes are effective on the Business Day we receive them in Good Order at our Service Center. We accept changes to allocation instructions from any Owner unless you instruct otherwise. We may allow you to authorize someone else to change these allocation instructions on your behalf. Changes to your allocation instructions will transfer existing Index Option Values on the Term End Date.
We notify you at least 30 days in advance of each Index Anniversary as a reminder that on the upcoming anniversary you may transfer Index Option Value between Index Options. You request transfers between Index Options by changing your allocation instructions. For more information, see the “Electronic Allocation Instructions” discussion next in this section. On each Term End Date, if we have not received allocation instruction changes from you all assets invested continue to be invested in the same Index Options with a new Term Start Date at the renewal Trigger Rates, Caps, and Participation Rates.
We can add new Crediting Methods, Terms, and Indexes to your Contract in the future, and you can allocate Purchase Payments or transfer Contract Value to them on the next Index Anniversary after we make them available to you. Once we add a Crediting Method to your Contract we cannot remove it, or change how it calculates Performance Credits. If we add a new Index Option to your Contract, we cannot change its Buffer or Floor after it is established. For a new Index Option

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

the minimum Buffer is 5% and the minimum Floor is -25%. However, we can change the renewal Trigger Rates, Caps, and Participation Rates associated with any Index Option on each Term Start Date, and Early Reallocation rates, subject to the guaranteed minimums.
We must receive all Index Option allocation instruction changes (which will transfer your Index Option Values) in Good Order at our Service Center before the end of the Business Day on the Term End Date (or the next Business Day if the Term End Date is a non-Business Day).
• In order to apply Purchase Payments we receive after the Index Effective Date to your selected Index Option(s) on the next Index Anniversary, we must receive them before the end of the Business Day on the Index Anniversary (or
before the end of the prior Business Day if the anniversary is a non-Business Day).

• Purchase Payments we hold in the AZL Government Money Market before transferring them to your selected
Index Options are subject to Contract fees and expenses (e.g. contract maintenance charge), and market risk and may lose value.

Electronic Allocation Instructions
We use reasonable procedures to confirm that electronic allocation instructions given to us are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record telephone instructions and log all fax, email and website instructions. We reserve the right to deny any allocation instruction change, and to discontinue or modify our electronic instruction privileges at any time for any reason.
Please note that telephone, fax, email and/or the website may not always be available. Any electronic system, whether it is ours, yours, your service provider’s, or your Financial Professional’s, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your allocation instruction change. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you are experiencing problems, you should submit your instructions in writing to our Service Center.
By authorizing electronic instructions, you authorize us to accept and act upon these instructions for your Contract. There are risks associated with electronic communications that do not occur with a written request. Anyone authorizing or making such requests bears those risks. You should protect your website password, because the website is available to anyone with your password; we cannot verify that the person providing instructions on the website is you, or is authorized by you.
Free Look/Right To Examine Period
If you change your mind about the Contract, you can cancel it within the free look period stated on the first page of your Contract. In most states, this is ten calendar days after you receive the Contract. If you cancel your Contract during the free look period, in most states we return your Contract Value as of the Business Day we receive your cancellation request in Good Order. This may be more or less than your initial Purchase Payment. In states that require us to return Purchase Payments less withdrawals if you cancel your Contract, we return Contract Value if greater.
IRA Contracts require us to return Purchase Payments less withdrawals. If you cancel your IRA Contract, we return the greater of Purchase Payments less withdrawals or Contract Value.
If your cancellation request occurs after the Index Effective Date, your Contract Value will include the Daily Adjustment.
Some states and certain IRA Contracts require return of Purchase Payments. For these Contracts, we reserve the right to hold your initial Purchase Payment in the AZL Government Money Market Fund until the free look period ends, and then re-allocate your Contract Value, less fees and expenses, according to your Purchase Payment default instructions. If we exercise this right, the Contract Value we use to determine your refund amount on a cancellation request will not include the Daily Adjustment as the Index Effective Date will not yet have occurred. Currently we only exercise this right on certain Contracts issued in California as noted in Appendix E. If we hold your initial Purchase Payment in the AZL

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Government Money Market Fund during the free look period and the requested Index Effective Date would occur during this time, we change your Index Effective Date to the next Business Day after the free look period that is not the 29th, 30th or 31st of the month. Then, if you:
•
cancel your Contract during this time, we return the greater of Purchase Payments less withdrawals, or Contract Value. We do not assess a withdrawal charge or deduct any other Contract fees or expenses if you cancel your Contract during the free look period. If you take a withdrawal (including financial adviser fees that you choose to have us pay from this Contract) that is subject to a withdrawal charge and then cancel your Contract during the free look period, we will refund any previously deducted withdrawal charge upon cancellation.
•
do not cancel your Contract during this time, we re-allocate your Contract Value to the Index Options according to your Purchase Payment default instructions on the Index Effective Date.
In the Contract, the free look provision is also called the right to examine.

4. Valuing Your Contract
Your Contract Value is the total of the Variable Account Value and all Index Option Values.
Variable Account Value increases when….	Variable Account Value decreases when….
• we hold Purchase Payments in the AZL Government Money Market Fund before transferring them to your selected Index Options, or • there is positive AZL Government Money Market Fund performance
• we take assets out of the AZL Government Money Market
Fund for withdrawals (including financial adviser fees that you choose to have us pay from this Contract) or transfers to your selected Index Options,
• there is negative AZL Government Money Market Fund
performance, or
• we deduct Contract fees and expenses

Contract fees and expenses we deduct from the AZL Government Money Market Fund include the product fee, rider fee, contract maintenance charge, and withdrawal charge  as described in section 6, Expenses. Financial adviser fees that you choose to have us pay from this Contract are described in section 1, The Contract.

The AZL Government Money Market Fund does not provide any protection against loss of principal. You can lose principal and previous earnings for Purchase Payments held in the AZL Government Money Market Fund.
Index Option Values increase when….	Index Option Values decrease when….
• you add assets to an Index Option by Purchase Payment or Contract Value transfer, or • you receive a positive Performance Credit or Daily Adjustment
• you take assets out of an Index Option by
withdrawal (including any financial adviser fees that you
choose to have us pay from this Contract) or Contract Value
transfer,
• you receive a negative Performance Credit or Daily
Adjustment, or
• we deduct Contract fees and expenses

Contract fees and expenses we deduct from the Index Options include the product fee, rider fee, contract maintenance charge, and withdrawal charge  as described in section 6, Expenses. Financial adviser fees that you choose to have us pay from this Contract are described in section 1, The Contract.

We apply transfers of Contract Value and Purchase Payments to the Index Options on the Index Effective Date and Index Anniversaries. We apply Performance Credits to the Index Options on the Term End Dates. Contract expenses are deducted at different times during the Index Year as stated in section 6, Expenses. We pay financial adviser fees to your Financial Professional or the Financial Professional's firm upon written request as stated in section 1, The Contract. The Daily Adjustment applies on any Business Day other than the Term Start Date or the Term End Date.
Performance Credits are subject to the applicable Buffer, Floor, Trigger Rate, Cap, and/or Participation Rate. Positive Performance Credits are not guaranteed and Performance Credits can be zero under all the Index Options. Performance Credits can be negative after application of the 10% or 20% Buffer for any Index Option with the Index Precision Strategy or Index Performance Strategy, or negative down to the -10% Floor for any Index Option with the Index Guard Strategy. A negative Performance Credit means that you can lose principal and previous earnings. These losses can be significant.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

We require that the Contract Value after a partial withdrawal must be at least $2,000.* We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.
*
Does not apply to Income Payments or RMD payments under our minimum distribution program.
Determining Variable Account Value
The Separate Account holds the assets for the Purchase Payments held in the AZL Government Money Market Fund before we transfer them to the Index Options. The Separate Account is divided into subaccounts, one of which invests exclusively in the shares of the AZL Government Money Market Fund.
We convert Purchase Payments held in the AZL Government Money Market Fund into subaccount accumulation units. The subaccount’s daily price (accumulation unit value) is based on the AZL Government Money Market Fund’s price. The AZL Government Money Market Fund’s price is typically determined at the end of each Business Day, and any Purchase Payment received at or after the end of the current Business Day receives the next Business Day’s price. The AZL Government Money Market Fund's price reflects deduction of its operating expenses.
We calculate your Variable Account Value at the end of each Business Day by multiplying the subaccount’s accumulation unit value by its number of accumulation units.
On the Issue Date, the number of accumulation units in the subaccount is equal to the amount allocated to the subaccount divided by its accumulation unit value. At the end of each Business Day, the number of subaccount accumulation units:
•
increase when we add Purchase Payments to the AZL Government Money Market Fund, and
•
decrease when assets are removed from the AZL Government Money Market Fund by transfer, withdrawals you request (including any financial adviser fees that you choose to have us pay from this Contract), or when we deduct Contract fees and expenses.
We arbitrarily set the initial accumulation unit value for the subaccount. At the end of each Business Day, we determine the new accumulation unit value for the subaccount by multiplying the prior Business Day’s accumulation unit value by the AZL Government Money Market Fund’s percentage change in price since the prior Business Day. The percentage change in price includes the AZL Government Money Market Fund’s market performance.
Example
•
We receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.
•
When the New York Stock Exchange closes on that Business Day, we determine that the accumulation unit value is $13.25 for the subaccount of the AZL Government Money Market Fund.
•
We then divide $3,000 by $13.25 and credit your Contract that night with 226.415094 subaccount accumulation units for the AZL Government Money Market Fund.
How the Crediting Methods Work
The Index Protection Strategy with Trigger provides a Performance Credit equal to the Trigger Rate if the Index Value on the Term End Date is equal to or greater than the Index Value on the Term Start Date, regardless of the amount of actual Index Return. If the current Index Value is less than it was on the Term Start Date, the Performance Credit is zero.
The Index Protection Strategy with Cap provides a Performance Credit.
•
If the Index Return is positive, the Performance Credit is equal to the Index Return up to the Cap.
•
If the Index Value on the Term End Date is equal to or less than the Index Value on the Term Start Date, the Performance Credit is zero.
The Index Precision Strategy provides a Performance Credit.
•
If the Index Value on the Term End Date is equal to or greater than the Index Value on the Term Start Date, regardless of the amount of actual Index Return, the Performance Credit is equal to the Trigger Rate.
•
If the Index Return is negative and the loss is:
−
less than or equal to the 10% Buffer, the Performance Credit is zero. We absorb any loss up to the 10% Buffer.
−
greater than the 10% Buffer, the negative Performance Credit is equal to the negative Index Return in excess of the 10% Buffer. You participate in any losses beyond the 10% Buffer.
The Index Guard Strategy also provides a Performance Credit.
•
If the Index Return is positive, the Performance Credit is equal to the Index Return up to the Cap.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
If the Index Value on the Term End Date is equal to the Index Value on the Term Start Date, the Performance Credit is zero.
•
If the Index Return is negative, the negative Performance Credit is equal to the negative Index Return down to the -10% Floor. You participate in any losses down to the -10% Floor. We absorb any negative Index Return beyond the -10% Floor.
The Index Performance Strategy also provides a Performance Credit.
•
If the Index Return is positive, the Performance Credit is equal to:
−
the Index Return up to the Cap for a 1-year Term. If the 1-year Term is uncapped, the Performance Credit is equal to the Index Return.
−
Index Return multiplied by the Participation Rate, up to the Cap for a 3-year or 6-year Term. If the 3-year or 6-year Term is uncapped, the Performance Credit is equal to the Index Return multiplied by the Participation Rate. We apply the Participation Rate and Cap for the entire Term length; we do not apply the Participation Rate and Cap annually on a 3-year or 6-year Term.
•
If the Index Value on the Term End Date is equal to the Index Value on the Term Start Date, the Performance Credit is zero.
•
If the Index Return is negative and the loss is:
−
less than or equal to the 10% or 20% Buffer, the Performance Credit is zero. We absorb any loss up to the 10% or 20% Buffer. We apply the Buffer for the entire Term length; we do not apply the Buffer annually on a 3-year or 6-year Term Index Option.
−
greater than the 10% or 20% Buffer, the negative Performance Credit is equal to the negative Index Return in excess of the 10% or 20% Buffer. You participate in any losses beyond the 10% or 20% Buffer.
• The Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy allow negative
Performance Credits. A negative Performance Credit means you can lose principal and previous earnings. These losses could be significant.

• Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Term.

• If a an Index Performance Strategy Index Option is “uncapped” for one Term (i.e., we do not declare a Cap for that Term) it does not mean that we will not declare a Cap for it on future Term Start Dates. On the next
Term Start Date we can declare a Cap for the next Term, or declare it to be uncapped.

Comparing Crediting Methods
The Crediting Methods have different risk and return potentials.
What is the asset protection?
Index Protection Strategy with Trigger	• Most protection. • If the Index loses value, the Performance Credit is zero. You do not receive a negative Performance Credit.
Index Protection Strategy with Cap	• Most protection. • If the Index loses value, the Performance Credit is zero. You do not receive a negative Performance Credit.
Index Precision Strategy
• Less protection than the Index Protection Strategy with Trigger, Index Protection Strategy with Cap, and Index Guard Strategy. Protection may be equal to or less than what is available with the Index
Performance Strategy depending on the Index Option.
• Buffer absorbs 10% of loss, but you receive a negative Performance Credit for losses greater than
10%.
• Potential for large losses in any Term.
• More sensitive to large negative market movements because small negative market movements are absorbed by the 10% Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

What is the asset protection?
Index Guard Strategy
• Less protection than the Index Protection Strategy with Trigger and Index Protection Strategy with
Cap, but more than Index Precision Strategy and Index Performance Strategy.
• Permits a negative Performance Credit down to the -10% Floor.
• Protection from significant losses.
• More sensitive to smaller negative market movements that persist over time because the -10% Floor reduces the impact of large negative market movements.
• In an extended period of smaller negative market returns, the risk of loss is greater with the Index
Guard Strategy than with the Index Performance Strategy and Index Precision Strategy.
• Provides certainty regarding the maximum loss in any Term.

Index Performance Strategy
• Less protection than the Index Protection Strategy with Trigger, Index Protection Strategy with Cap, and Index Guard Strategy. 3-year Term Index Options with 20% Buffer have more protection than what is available with the Index Precision Strategy.
• Buffer absorbs 10% or 20% of loss depending on the Index Option you select, but you receive a negative Performance Credit for losses greater than the Buffer.
• Potential for large losses in any Term.
• More sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.
• In extended periods of moderate to large negative market performance, 3-year and 6-year Terms may provide less protection than the 1-year Terms because, in part, the Buffer is applied over a longer period of time.

What is the growth opportunity?
Index Protection Strategy with Trigger
• Growth opportunity limited by the Trigger Rates.
• Least growth opportunity.
• May perform best in periods of small positive market movements.
• These Trigger Rates will generally be less than Caps and the Index Precision Strategy Trigger Rates.

Index Protection Strategy with Cap
• Growth opportunity limited by the Caps.
• May perform best in periods of small positive market movements.
• Generally more growth opportunity than the Index Protection Strategy with Trigger, but less than the
Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy.
• Caps will generally be greater than Index Protection Strategy Trigger Rates, but less than the Index
Precision Strategy Trigger Rates and Caps for the Index Guard Strategy and Index Performance
Strategy.

Index Precision Strategy
• Growth opportunity limited by the Trigger Rates.
• May perform best in periods of small positive market movements.
• Generally more growth opportunity than the Index Protection Strategy with Trigger and Index
Protection Strategy with Cap, but less than the Index Performance Strategy.
• Growth opportunity may be more or less than the Index Guard Strategy depending on Trigger Rates and Caps.

Index Guard Strategy
• Growth opportunity limited by the Caps.
• May perform best in a strong market.
• Growth opportunity that generally may be matched or exceeded only by the Index Performance
Strategy. However, growth opportunity may be more or less than the Index Precision Strategy or
Index Performance Strategy depending on Trigger Rates and Caps.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

What is the growth opportunity?
Index Performance Strategy
• Growth opportunity limited by the Caps and/or Participation Rates. If we do not declare a Cap for a
3-year or 6-year Term Index Option there is no maximum limit on the positive Index Return for that Index Option. In addition, you can receive more than the positive Index Return if the
Participation Rate applies and is greater than its 100% minimum. However, the Participation
Rate cannot boost Index Returns beyond a declared Cap.
• May perform best in a strong market.
• Generally the most growth opportunity. However, growth opportunity may be less than the Index
Precision Strategy or Index Guard Strategy depending on Trigger Rates, Caps, and/or Participation
Rates.

What can change within a Crediting Method?
Index Protection Strategy with Trigger	• Renewal and Early Reallocation Trigger Rates for existing Contracts can change on each Term Start Date. – 1-year Term has a 0.50% minimum Trigger Rate.
Index Protection Strategy with Cap	• Renewal and Early Reallocation Caps for existing Contracts can change on each Term Start Date. – 1-year Term has a 0.50% minimum Cap.
Index Precision Strategy
• Renewal and Early Reallocation Trigger Rates for existing Contracts can change on each Term Start
Date.
– 1-year Term has a 3% minimum Trigger Rate.
• The 10% Buffers for the currently available Index Options cannot change. However, if we add a new
Index Option to your Contract after the Issue Date, we establish the Buffer for it on the date we add the Index Option to your Contract. The minimum Buffer is 5% for a new Index Option.

Index Guard Strategy
• Renewal and Early Reallocation Caps for existing Contracts can change on each Term Start Date.
– 1-year Term has a 3% minimum Cap.
• The -10% Floors for the currently available Index Options cannot change. However, if we add a new
Index Option to your Contract after the Issue Date, we establish the Floor for it on the date we add the
Index Option to your Contract. The minimum Floor is -25% for a new Index Option.

Index Performance Strategy
• Renewal and Early Reallocation Caps and/or Participation Rates for existing Contracts can change on each Term Start Date.
– 1-year Term with 10% Buffer has a 3% minimum Cap.
– 3-year Term with 10% or 20% Buffer has a 5% minimum Cap, and 100% minimum Participation Rate.
– 6-year Term with 10% Buffer has a 10% minimum Cap, and 100% minimum Participation Rate.
• The 10% or 20% Buffers for the currently available Index Options cannot change. However, if we add a new Index Option to your Contract after the Issue Date, we establish the Buffer for it on the date we add the Index Option to your Contract. The minimum Buffer is 5% for a new Index Option.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

• For any Index Option with the Index Precision Strategy or Index Performance Strategy, you participate in any negative Index Return in excess of the Buffer, which reduces your Contract Value. For example, for a 10% Buffer we absorb the first -10% of Index Return and you could lose up to 90% of the Index Option Value. However, for any
Index Option with the Index Guard Strategy, we absorb any negative Index Return in excess of the -10% Floor, so your maximum loss is limited to -10% of the Index Option Value due to negative Index Returns.

• Trigger Rates, Caps, and Participation Rates as set by us from time-to-time may vary substantially based on market conditions. However, in extreme market environments, it is possible that all Trigger Rates, Caps, and Participation
Rates will be reduced to their respective minimums of 0.50%, 3%, 5%, 10%, or 100% as stated in the table above.

• If your Contract is within its free look period you may be able to take advantage of any increase in initial Trigger
Rates, Caps, and/or Participation Rates by cancelling your Contract and purchasing a new Contract.

• If the initial Trigger Rates, Caps, and/or Participation Rates available on the Index Effective Date are not acceptable you have the following options.
– Cancel your Contract if you are still within the free look period. If you took a withdrawal that was subject to a withdrawal charge (including financial adviser fees that you choose to have us pay from this Contract) we will refund any previously deducted withdrawal charge upon a free look cancellation.

– Request to extend your Index Effective Date if you have not reached your first Quarterly Contract Anniversary.
– If the free look period has expired, request a full withdrawal and receive the Cash Value. If this occurs on or before the Index Effective Date, you are not subject to the Daily Adjustment. If this occurs after the Index Effective Date, you are subject to the Daily Adjustment.

• Trigger Rates, Caps, and Participation Rates can be different from Index Option to Index Option. For example,
Caps for the Index Performance Strategy 1-year Terms can be different between the S&P 500® Index and the
Nasdaq-100® Index; and Caps for the S&P 500® Index can be different between 1-year, 3-year, and 6-year Terms on the Index Performance Strategy, and between the 1-year Terms for the Index Guard Strategy and Index Performance
Strategy. Initial, renewal, and Early Reallocation rates may also be different from Contract-to-Contract. For example, assume that on August 3, 2023 we set Caps for the Index Performance Strategy 1-year Term with 10% Buffer using the S&P 500® Index as follows:

– 13% initial rate and 12% Early Reallocation rate for new Contracts issued in 2023,
– 14% renewal rate and 14% Early Reallocation rate for existing Contracts issued in 2022, and
– 12% renewal rate and 13% Early Reallocation rate for existing Contracts issued in 2021.
Bar Chart Examples of Crediting Method Performance
The following hypothetical examples show conceptually how the Crediting Methods might work in different market environments and assume no change in the hypothetical Trigger Rates, Caps, and/or Participation Rates. All values below are for illustrative purposes only. The examples do not reflect any Trigger Rates, Caps, and/or Participation Rates that may actually apply to a Contract. The examples do not predict or project the actual performance of the Index Advantage+ IncomeSM. Although an Index or Indexes will affect your Index Option Values, the Index Options do not directly participate in any stock or equity investment and are not a direct investment in an Index. The Index Values do not include the dividends paid on the stocks comprising an Index. An allocation to an Index Option is not a purchase of shares of any stock or index fund. These examples do not reflect any withdrawals taken before the Term End Date (including any financial adviser fees that you choose to have us pay from this Contract), or deductions we make for Contract fees and expenses.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

[To be updated by amendment]

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Determining Index Option Values
We calculate an Index Option Value for each Index Option at the end of each Business Day. Generally, the Index Option Value is equal to the Index Option Base plus any applicable Daily Adjustment. The Daily Adjustment applies on Business Days other than the Term Start Date or the Term End Date. The Daily Adjustment can be positive or negative and is discussed later in this section.
On the first Term Start Date, both the Index Option Value and the Index Option Base for each of your selected Index Options are initially equal to the amount of:
•
any Purchase Payment received that day which you allocated to that Index Option, and
•
any Contract Value transferred into that Index Option.
At the end of each subsequent Business Day for each selected Index Option, we first either apply:
•
the Daily Adjustment if this is not the Term End Date, or
•
a Performance Credit if this is the Term End Date.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

We calculate Performance Credits as described under “Calculating Performance Credits” next in this section and apply them as follows:
•
We multiply each Index Option Base by its Performance Credit and add this amount to its Index Option Base.
•
Then we set each Index Option Value equal to its Index Option Base.
Lastly, we increase and/or decrease each Index Option Base and Index Option Value for additional Purchase Payments, transfers, partial withdrawals you take (including financial adviser fees that you choose to have us pay from this Contract and any withdrawal charge), and deductions we make for Contract fees and expenses.
•
Additional Purchase Payments received on the Term End Date and allocated to this Index Option, and transfers of Variable Account Value or Index Option Value into this Index Option, increase these values by the dollar amount allocated or transferred.
•
Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.
•
Partial withdrawals you take (including financial adviser fees that you choose to have us pay from this Contract and any withdrawal charge), and deductions we make for Contract fees and expenses reduce these values by the dollar amount withdrawn from the Index Option.
−
We deduct partial withdrawals you take (including financial adviser fees that you choose to have us pay from this Contract and any withdrawal charge), and deductions we make for Contract fees and expenses from the Index Options proportionately based on the percentage of Contract Value in each Index Option using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense.
−
We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value.
Example
•
Your Contract Value is $100,000 and you selected two Index Options. The first Index Option has an Index Option Value of $75,000 and an Index Option Base of $72,000. The second Index Option has an Index Option Value of $25,000 and an Index Option Base of $22,000. You take a $10,000 partial withdrawal (including any withdrawal charge).
•
This partial withdrawal reduces your Index Option Value by the percentage of Contract Value in each Index Option (Index Option Value ÷ Contract Value).
−
For the first Index Option this percentage is 75% ($75,000 ÷ $100,000) and the $10,000 partial withdrawal reduces this value by $7,500 ($10,000 x 75%). For the second Index Option this percentage is 25% ($25,000 ÷ $100,000) and the $10,000 partial withdrawal reduces this value by $2,500 ($10,000 x 25%).
•
We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value (amount withdrawn from Index Option Value ÷ Index Option Value).
−
For the first Index Option this percentage is 10% ($7,500 ÷ $75,000) and the $10,000 partial withdrawal reduces this value by $7,200 ($72,000 x 10%). For the second Index Option this percentage is also 10% ($2,500 ÷ $25,000) and the $10,000 partial withdrawal reduces this value by $2,200 ($22,000 x 10%).
•
Deductions we make for Contract fees and expenses also reduce these values proportionately in the same way as a partial withdrawal.
	First Index Option		Second Index Option
	Index Option Value	Index Option Base	Index Option Value	Index Option Base
Prior to partial withdrawal	$ 75,000	$ 72,000	$ 25,000	$ 22,000
$10,000 partial withdrawal	– $7,500	– $7,200	– $2,500	– $2,200

After partial withdrawal	$ 67,500	$ 64,800	$ 22,500	$ 19,800

• Amounts removed from the Index Options during the Term for partial withdrawals you take (including any financial adviser fees that you choose to have us pay from this Contract) and deductions we make for Contract fees and expenses do not receive a Performance Credit on the Term End Date. However, the remaining amount in the Index Options is eligible for a Performance Credit on the Term End Date.

• You cannot specify from which Index Option or the AZL Government Money Market Fund (if applicable) we deduct
Contract fees and expenses; we deduct Contract fees and expenses from each Index Option and the AZL Government
Money Market Fund proportionately based on its percentage of Contract Value.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Calculating Performance Credits
We base Performance Credits on Index Values and Index Returns. We measure Index Values on the Term Start Date and Term End Date using the Index’s price at the end of the Business Day as provided by Bloomberg or another market source if Bloomberg is not available. If the Term Start Date or Term End Date is a non-Business Day we use the next Business Day’s Index price. If you select the EURO STOXX 50®, we determine Index Returns without any exchange rate adjustment. Because we calculate Index Returns only on Term End Dates, the Index Return does not necessarily reflect the highest or lowest Index Values that occurred during the Term.
Crediting Method and Term Length	If Index Value is less than it was on the Term Start Date (i.e., Index Return is negative):	If Index Value is equal to or greater than it was on the Term Start Date (i.e., Index Return is zero or positive):
Index Protection Strategy with Trigger 1-year Term	Performance Credit is zero	Performance Credit is equal to the Trigger Rate set on the Term Start Date
Index Protection Strategy with Cap 1-year Term	Performance Credit is zero
Performance Credit is equal to the Index Return up
to the Cap set on the Term Start Date
Assume the Cap is 5%. If the Index Return is…
• 0%, the Performance Credit is zero.
• 4%, the Performance Credit is 4%.
• 12%, the Performance Credit is 5%.

Index Precision Strategy 1-year Term	Performance Credit is equal to the negative Index Return in excess of the 10% Buffer If the Index Return is… • -8%, the Performance Credit is zero. • -12%, the Performance Credit is -2%.	Performance Credit is equal to the Trigger Rate set on the Term Start Date
Index Guard Strategy 1-year Term	Performance Credit is equal to the negative Index Return subject to the -10% Floor If the Index Return is… • -8%, the Performance Credit is -8%. • -12%, the Performance Credit is -10%.
Performance Credit is equal to the Index Return up
to the Cap set on the Term Start Date
Assume the Cap is 8%. If the Index Return is…
• 0%, the Performance Credit is zero.
• 6%, the Performance Credit is 6%.
• 12%, the Performance Credit is 8%.

Index Performance Strategy 1-year Term	Performance Credit is equal to the negative Index Return in excess of the 10% Buffer. If the Index Return for the year is… • -8%, the Performance Credit is zero. • -12%, the Performance Credit is -2%.
Performance Credit is equal to the Index Return up
to any Cap set on the Term Start Date
Assume the Cap for the 1-year Term is 8%. If the
Index Return for the year is…
• 0%, the Performance Credit is zero.
• 6%, the Performance Credit is 6%.
• 12%, the Performance Credit is 8%. If instead the
1-year Term were uncapped, the Performance
Credit is 12%.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Crediting Method and Term Length	If Index Value is less than it was on the Term Start Date (i.e., Index Return is negative):	If Index Value is equal to or greater than it was on the Term Start Date (i.e., Index Return is zero or positive):
Index Performance Strategy 3-year Term
Performance Credit is equal to the negative Index
Return in excess of the 10% or 20% Buffer.
Assume you select a 3-year Term Index Option with
10% Buffer. If the Index Return for the Term is…
• -19%, the Performance Credit is -9%.
• -24%, the Performance Credit is -14%.
If instead you select a 3-year Term Index Option with
20% Buffer. If the Index Return for the Term is…
• -19%, the Performance Credit is 0%.
• -24%, the Performance Credit is -4%.

Performance Credit is equal to the Index Return
multiplied by the Participation Rate, up to any Cap
set on the Term Start Date
Assume the Participation Rate is 100% and the Cap
is 80%. If the Index Return for the Term is…
• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 65%.
• 90%, the Performance Credit is 80%.
If instead the Participation Rate is 110% and the
3-year Term were uncapped, then if the Index
Return for the Term is…
• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 71.5%.
• 90%, the Performance Credit is 99%.

Index Performance Strategy 6-year Term
Performance Credit is equal to the negative Index
Return in excess of the 10% Buffer.
If the Index Return for the Term is…
• -19%, the Performance Credit is -9%.
• -24%, the Performance Credit is -14%.

Performance Credit is equal to the Index Return
multiplied by the Participation Rate, up to any Cap
set on the Term Start Date
Assume the Participation Rate is 100% and the Cap
is 95%. If the Index Return for the Term is…
• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 65%.
• 90%, the Performance Credit is 90%.
If instead the Participation Rate is 110% and the
6-year Term were uncapped, then if the Index
Return for the Term is…
• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 71.5%.
• 90%, the Performance Credit is 99%.

Daily Adjustment
The Daily Adjustment is how we calculate Index Option Values on Business Days other than the Term Start Date or Term End Date. The AZL Government Money Market Fund is not subject to the Daily Adjustment.
The Daily Adjustment can affect the amounts available for withdrawal, Performance Locks, annuitization, payment of the death benefit, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment can be positive or negative. When the Daily Adjustment is positive, your Index Option Value has increased since the Term Start Date. When it is negative, your Index Option Value has decreased (excluding the effect of the deduction of Contract expenses or any partial withdrawal). The Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative.
We calculate the Daily Adjustment for a given Business Day before we deduct any Contract fees or expenses or process any partial withdrawal on that Business Day, including Penalty-Free Withdrawals, and any financial adviser fees that you choose to have us pay from this Contract. However, the Daily Adjustment calculation is not affected by any Contract fee or expense deduction, or partial withdrawal. The Daily Adjustment does not change the Contract fee or expense deducted, or the withdrawal amount; it only changes the Index Option Value from which we deduct the Contract fee or expense, or withdrawal.
The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Performance Credit that we will apply on the Term End Date. The Daily Adjustment takes into account:
(i)
any Index gains during the Term subject to the applicable Trigger Rate, Cap, and/or Participation Rate,

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

(ii)
either any Index losses greater than the 10% or 20% Buffer, or Index losses down to the -10% Floor (not applicable to the Index Protection Strategy with Trigger or the Index Protection Strategy with Cap), and
(iii)
the number of days until the Term End Date.
The Daily Adjustment does this by using the hypothetical value of a Proxy Investment (Proxy Value) each Business Day, other than the Term Start Date or Term End Date, based on the formulas described in Appendix B. The Proxy Investment provides a current estimated present value of what the Performance Credit will be on the Term End Date taking into account the applicable Buffer, Floor, Trigger Rate, Cap, and/or Participation Rate. The Daily Adjustment is not the actual Index return on the day of the calculation, and the estimated present value Performance Credit is not guaranteed. Therefore, the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor. In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the 10% or 20% Buffer, or -10% Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn (including any financial adviser fees that you choose to have us pay from this Contract) is also subject to a withdrawal charge, or is a deduction of Contract fees and expenses.
A withdrawal taken during the Term may not receive the full benefit of the Buffer or Floor because the Daily Adjustment takes into account what may potentially happen between the withdrawal date and the Term End Date. All other factors being equal, even if the current Index return during the Term is greater than the Cap or Index Precision Strategy Trigger Rate , the Daily Adjustment will usually be lower than the Cap or Index Precision Strategy Trigger Rate . For the Index Protection Strategy with Trigger, even if the current Index return during the Term is greater than or equal to zero, the Daily Adjustment will usually be lower than the Trigger Rate. This is because there is a possibility that the Index return could decrease before the Term End Date. Similarly, even though a negative Index return may be within the 10% or 20% Buffer for the Index Precision Strategy and Index Performance Strategy, you still may receive a negative Daily Adjustment because there is a possibility that the Index Return could decrease before the Term End Date. The Daily Adjustment for Index Options with a Term length of more than 1-year may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due to the difference in Term length. Also, the risk of a negative Daily Adjustment is greater for Index Options with a Term length of more than 1-year than for 1-year Term Index Options due to the Term length. 3-year and 6-year Term Index Options with a Participation Rate above 100% may also have larger fluctuations in the Daily Adjustment than Index Options either without a Participation Rate, or with a Participation Rate equal to 100%. Finally, a negative Index return for the Index Guard Strategy may result in you receiving a Daily Adjustment lower than the -10% Floor, because the Daily Adjustment reflects the present value of the Floor and you will not receive the full benefit of the -10% Floor until the Term End Date. A negative Daily Adjustment may cause you to realize loss of principal and previous earnings.
The Daily Adjustment’s risks are discussed in more detail in Risk Factors – Risk of Negative Returns. The specific details of the Daily Adjustment formula are described in Appendix B and in Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197, or visiting our website at allianzlife.com.
Performance Locks and Early Reallocations
We must receive a Performance Lock request in Good Order before the end of the current Business Day to lock an Index Option on that day. Otherwise the Lock Date will occur on the next Business Day that your request is in Good Order. We do not allow Performance Locks to occur on Term End Dates. For requests submitted in writing, we do not consider the request to be received until it arrives at our Service Center. You can continue to request Performance Locks while you are receiving Income Payments. For the Increasing Income payment option, you can continue to request Performance Locks even after your Contract Value reduces to zero as long as your Income Payments continue, or are converted to Annuity Payments.
You (or your Financial Professional, if authorized) can request a Performance Lock based on targets you set only through your account on our website. You can set upper and/or lower targets for each Index Option each Term. Setting a target close to the current Index Option Value return (or close to the Daily Adjustment once Contract Value is reduced to zero) may cause a Performance Lock to occur very quickly. You can change or cancel targets at any time before we execute a Performance Lock. Each Index Option’s targets automatically expire on the earlier of the Lock Date, or the last Business Day before the Term End Date. By setting targets you are authorizing us to automatically execute a Performance Lock at the end of the Business Day on the Lock Date upon which the target is reached.
A Performance Lock can be executed once each Term for each Index Option. We will not execute a Performance Lock on Index Protection Strategy with Trigger or Index Protection Strategy with Cap Index Options if the Daily Adjustment is

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

zero. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option. We use the Daily Adjustment calculated at the end of the current Business Day on the Lock Date to determine your locked Index Option Value. This “locked” Index Option Value may be more or less than the “unlocked” Index Option Value that is available for your review on the Lock Date because the unlocked Index Option Value was determined at the end of the prior Business Day. After the Lock Date, the Index Option Value stays in the locked Index Option for the remainder of the Index Year unless you execute an Early Reallocation. Daily Adjustments do not apply to a locked Index Option for the remainder of the Index Year and the locked Index Option Value will not receive a Performance Credit. For example, assume you selected one Index Option and your Index Option Value available for review in your account today is $20,326. If before the end of the Business Day you request a Performance Lock, today is your Lock Date. If your Index Option Value at the end of the Business Day is $20,250, you will lock in this $20,250 and it will not change until the next Index Anniversary.  However, a locked Index Option Value can decrease if you take a partial withdrawal (including financial adviser fees that you choose to have us pay from this Contract) or when we deduct a Contract fee or expense. On the next Index Anniversary that occurs on or immediately after the Lock Date, all locked Index Options will be unlocked, we will transfer the locked Index Option Value according to your instructions, and Daily Adjustments will again apply for the new Term. If you do not provide us with transfer instructions, the Index Option Value will remain in the same Index Option with a new Term Start Date subject to the renewal Trigger Rate, Cap, and Participation Rate for the new Term.
You can also transfer assets out of a locked Index Option by requesting an Early Reallocation. You can request an Early Reallocation only through your account on our website. We do not accept Early Reallocation requests within 14 calendar days before an Index Anniversary and you are limited to two Early Reallocation requests each Index Year. However, each request can involve multiple locked Index Options. You can execute a Performance Lock and Early Reallocation on the same Business Day. After your second Early Reallocation request in an Index Year, any locked Index Options will remain locked until the next Index Anniversary. These limitations mean you may not be able to take advantage of any increases to Early Reallocation rates, or any advantageous changes to Index values when they become available.
A Performance Lock can help eliminate doubt about future Index performance and possibly limit the impact of a negative Performance Credit you would otherwise receive on an Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy Index Option. Because we transfer assets out of a locked Index Option on the Index Anniversary that occurs on or immediately after the Lock Date, executing a Performance Lock can also allow you to transfer assets out of a 3-year or 6-year Term Index Option before the Term End Date if you execute the lock on or before the second Index Anniversary of a 3-year Term, or on or before the fifth Index Anniversary of a 6-year Term. If the Index Anniversary occurs on a non-Business Day, the Performance Lock must be executed before the end of the prior Business Day in order to transfer assets out of a 3-year or 6-year Term Index Option before the Term End Date. Executing an Early Reallocation on a locked Index Option can also allow you to transfer assets out of an Index Option before the Term End Date. The disadvantage of executing a Performance Lock is that the relevant Index Value could increase by the Term End Date, and you will not participate in that increase. In addition, if you execute a Performance Lock on an Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy Index Option, you may receive less than the full protection of the Buffer or Floor that you would have received if you waited for us to apply the Performance Credit on the Term End Date.
Early Reallocation Example. Assume your Index Anniversary occurs on January 1st, and by June 15th you have locked four Index Options. You could submit an Early Reallocation request on July 17th for one Index Option, and a second request on August 14th for two more Index Options. However, after August 14th we will not accept any additional Reallocation Request for the remainder of the Index Year, so your one remaining locked Index Option will stay locked until the next Index Anniversary. Although you are unable to execute an Early Reallocation for the remainder of the Index Year, you can continue to execute Performance Locks on any unlocked Index Options.
We will not provide advice or notify you regarding whether you should execute a Performance Lock or Early
Reallocation or the optimal time for doing so. We will not warn you if you execute a Performance Lock or Early
Reallocation at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to execute a Performance Lock or Early Reallocation.

5. AZL Government Money Market Fund
Information regarding the AZL Government Money Market Fund, including its (i) investment objective, (ii) investment adviser and subadviser, (iii) current expenses, and (iv) performance is available in Appendix F – Variable Investment Option Under the Contract. The AZL Government Money Market Fund has issued a prospectus that contains more detailed information about the fund. You should read the prospectus for the fund

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

carefully before investing. The fund’s prospectus and other information can be found online at allianzlife.com/variableoptions. You can also request this information at no cost by calling (800) 624-0197, by sending an email request to contact.us@allianzlife.com, or by contacting your Financial Professional. We send you the current copy of the AZL Government Money Market Fund's prospectus when we issue the Contract.
There are potential risks associated with the AZL Government Money Market Fund's investment strategies. Depending on market conditions, you can gain or lose value by investing in the AZL Government Money Market Fund. In the future, we may add, eliminate or substitute variable investment options to the extent permitted by the federal securities laws and, when required, the SEC.
Currently, the AZL Government Money Market Fund is not a publicly available mutual fund. It is available only as a variable investment option in variable annuity contracts or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. A material conflict of interest may arise between insurance companies, owners of different types of contracts, and retirement plans or their participants. The AZL Government Money Market Fund's Board of Directors monitors for material conflicts, and determines what action, if any, should be taken to address any conflicts.
The AZL Government Money Market Fund's name, investment objectives and policies may be similar to the names, investment objectives and policies of other portfolios managed by the same investment advisers. Although the names, objectives and policies may be similar, the AZL Government Money Market Fund's investment results may be higher or lower than these other portfolios’ results. The investment advisers cannot guarantee, and make no representation, that these similar portfolios' investment results will be comparable even though the AZL Government Money Market Fund has the same name, investment advisers, objectives, and policies.
The AZL Government Money Market Fund pays 12b-1 fees to the Contracts’ distributor, our affiliate, Allianz Life Financial Services, LLC, for distribution and/or administrative services. In addition, we may enter into certain arrangements under which we, or Allianz Life Financial Services, LLC, are compensated by the AZL Government Money Market Fund's advisers, distributors and/or affiliates for administrative services and benefits we provide to the AZL Government Money Market Fund. The compensation amount usually is based on the AZL Government Money Market Fund's aggregate assets purchased through contracts we issue or administer. Some advisers may pay us more or less than others. The maximum service fee we currently receive from any variable investment option in any variable annuity contract we offer is 0.35% annually of the average aggregate amount invested by us in the variable investment options.
We offer other variable annuity contracts that may invest in the AZL Government Money Market Fund. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.
Allianz Investment Management LLC, the AZL Government Money Market Fund's investment adviser, is affiliated with us through common ownership.
Substitution and Limitation on Holdings
We may substitute another variable investment option for the AZL Government Money Market Fund for any reason in our sole discretion. To the extent required by the Investment Company Act of 1940 or other applicable law, we do not substitute any shares without SEC approval and providing you notice. A new or substitute variable investment option may have different fees and expenses. We may limit the amount of additional Purchase Payments held in the AZL Government Money Market Fund if marketing, tax or investment considerations warrant, or for any reason in our sole discretion. We may also close the AZL Government Money Market Fund. The fund companies that sell shares of the AZL Government Money Market Fund to us, pursuant to participation agreements, may end those agreements and discontinue offering us their shares.
Excessive Trading and Market Timing
Currently the Contract does not offer any variable investment options to which you can allocate money. If we were to offer variable investment options in the future they would be subject to the following provisions.

We discourage and do not accommodate frequent transfers. We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Frequent transfers, programmed transfers, transfers into and then out of a variable investment option in a short period of time, and transfers of large amounts at one time (collectively referred to as “potentially disruptive trading”) may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include the following.
•
Dilution of the interests of long-term investors in a variable investment option, if market timers or others transfer into a variable investment option at prices that are below their true value, or transfer out at prices above their true value.
•
An adverse effect on portfolio management, such as causing a variable investment option to maintain a higher level of cash or causing a variable investment option to liquidate investments prematurely.
•
Increased brokerage and administrative expenses.
We attempt to protect our Owners and the variable investment options from potentially disruptive trading through our Excessive Trading and Market Timing policies and procedures. Under these policies and procedures, we may modify your transfer privileges for some or all of the variable investment options as follows:
•
Limit transfer frequency (for example, prohibit more than one transfer a week, or more than two a month, etc.).
•
Restrict the transfer method (for example, requiring all transfers be sent by first-class U.S. mail and rescinding electronic transfer privileges).
•
Require a minimum time period between each transfer into or out of the same variable investment option. Our current Excessive Trading and Market Timing policy, which is subject to change without notice, prohibits “round trips” within 14 calendar days. We do not include transfers into and/or out of the AZL Government Money Market Fund when available in your Contract or any automatic transfers made under any of our programs or Contract features. Round trips are transfers into and back out of the same variable investment option, or transfers out of and back into the same variable investment option.
•
Refuse transfer requests made on your behalf by an asset allocation and/or market timing service.
•
Limit the dollar amount of any single Purchase Payment or transfer request to a variable investment option.
•
Prohibit transfers into specific variable investment options.
•
Impose other limitations or restrictions to the extent permitted by federal securities laws.
We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser’s, subadviser’s or our judgment, a variable investment option may be unable to invest effectively in accordance with its investment objectives and policies. This could occur, for example, where frequent or rapid trading causes the investment adviser to hold an excess of uninvested cash to meet redemption requests, or to sell investment positions to fund redemptions, thereby affecting variable investment option returns. Similarly, rapid or frequent trading may cause a variable investment option to incur excessive transaction fees, which also could affect performance.
We retain some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Currently, we attempt to deter disruptive trading as follows. If a transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send a warning letter. If the conduct continues and we determine it constitutes disruptive trading, we also impose transfer restrictions. Transfer restrictions may include refusing electronic transfers and requiring all transfers be sent by first-class U.S. mail. If the disruptive trading affects only a single variable investment option, we may prohibit transfers into or Purchase Payment allocations to that variable investment option. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions if we determine, in our sole discretion, that transfers disadvantage other Owners. We notify you in writing if we impose transfer restrictions on you.
We adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by your legitimate interest in diversifying your investment and making periodic asset re-allocations based on your personal situation or overall market conditions. We attempt to protect your interests in making legitimate transfers by providing reasonable and convenient transfer methods that do not harm other Owners.
We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate, although it may technically violate our policies and procedures discussed here. In determining if a transfer is appropriate, we may, but are not required to, take into consideration its relative size, whether it was purely a defensive transfer into the AZL Government Money Market Fund, and whether it involved an error or similar event. We may also reinstate electronic transfer privileges after we revoke them, but we do not reinstate these privileges if we believe they might be used for future disruptive trading.
We cannot guarantee the following.
•
Our monitoring will be 100% successful in detecting all potentially disruptive trading activity.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
Revoking electronic transfer privileges will successfully deter all potentially disruptive trading.
In addition, some of the variable investment options are available to other insurance companies and we do not know if they adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be. Because we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the variable investment options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.
We may, without prior notice to any party, take whatever action we deem appropriate to comply with any state or federal regulatory requirement. In addition, purchase orders for a variable investment option’s shares are subject to acceptance by that variable investment option’s manager. We reserve the right to reject, without prior notice, any variable investment option transfer request or Purchase Payment if the purchase order is rejected by the investment manager. We have entered into agreements required under SEC Rule 22c-2 (Rule 22c-2 agreements) whereby, upon request by an underlying fund or its designee, we must provide information about you and your trading activities to the underlying fund or its designee. Under the terms of the Rule 22c-2 agreements, we are required to: (1) provide details concerning every purchase, redemption, transfer, or exchange of variable investment options during a specified period; and (2) restrict your trading activity if the party receiving the information so requests. Under certain Rule 22c-2 agreements, if we fail to comply with a request to restrict trading activity, the underlying fund or its designee may refuse to accept buy orders from us until we comply.
Variable investment options may add or change policies designed to restrict market timing activities. For example, variable investment options may impose restrictions on transfers between variable investment options in an affiliated group if the investment adviser to one or more of the variable investment options determines that the person requesting the transfer has engaged, or is engaging in, market timing or other abusive trading activities. In addition, a variable investment option may impose a short-term trading fee on purchases and sales within a specified period. You should review the variable investment options’ prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of variable investment option restrictions and actions taken by the variable investment options’ managers.
This Contract is not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, and we may restrict excessive or inappropriate transfer activity.

The retention of some level of discretion by us may result in disparate treatment among persons engaging in potentially disruptive trading, and it is possible that some persons could experience adverse consequences if others are able to engage in potentially disruptive trading practices that have negative effects.
Voting Privileges
We legally own the AZL Government Money Market Fund shares. However, when the AZL Government Money Market Fund holds a shareholder vote that affects your investment, we ask you to give us voting instructions. We then vote all of our shares, including any we own on our behalf, in proportion to those instructions. Because most Owners do not give us instructions and we vote shares proportionally, a small number of Owners may determine a vote’s outcome. If we determine we no longer need to get your voting instructions, we will decide how to vote the shares. Only Owners have voting privileges. Annuitants, Beneficiaries, Payees and other persons have no voting privileges unless they are also Owners.
We determine your voting interest as follows:
•
You can provide voting instructions based on the dollar value of the AZL Government Money Market Fund’s shares in your Contract’s subaccount. We calculate this value based on the number and value of accumulation units for your Contract on the record date. We count fractional units.
•
You receive proxy materials and a voting instruction form.

6. Expenses
Contract fees and expenses reduce your investment return and are described here in detail. We set the Contract fees and expenses on the Issue Date and they cannot change.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Base Contract Expenses (Product and Rider Fees)
In your Contract, the base contract expense is referred to as the “product fee and rider fee”. The product fee compensates us for providing all your Contract’s benefits, including our contractual obligation to make Annuity Payments and certain Contract and distribution expenses. The product fee also compensates us for assuming the expense risk that the current fee is less than future Contract administration costs as well as the cost of providing certain features under the Contract. The rider fee compensates us for the benefits provided by the Income Benefit, including the benefit's guarantees. If the product and rider fees cover these costs and risks, any excess is profit to us. We anticipate making such a profit.
Base Contract Expenses (as a percentage of the Charge Base)
Product Fee(1)	1.25%
Rider Fee for the Income Benefit	0.70%
Total Base Contract Expenses	1.95%
(1)
Upon the death of the Owner, we continue to assess this product fee under death benefit payment Option B, and with optional payments under death benefit payment Option C, as noted in section 11, Death Benefit.
The product and rider fees are annualized rates that we calculate and accrue on a daily basis as a percentage of the Charge Base and deduct quarterly during the Accumulation Phase as follows.
Issue Date	Non-Quarterly Contract Anniversaries	Quarterly Contract Anniversaries*
• The Charge Base is equal to your initial Purchase Payment. • We begin calculating and accruing the daily product and rider fees, on the day after the Issue Date.
• First we calculate and accrue the daily product
and rider fees, using the Charge Base. If this is a
non-Business Day we use the Charge Base from
the end of the prior Business Day.
• Then if this is a Business Day we
increase/decrease the Charge Base as follows.
– If we receive an additional Purchase
Payment, we increase the Charge Base by
the dollar amount we receive.
– If you take a partial withdrawal (including any
financial adviser fees that you choose to have
us pay from this Contract), or we deduct
Contract fees and expenses other than the
withdrawal charge, we decrease the Charge
Base by the percentage of Contract Value
withdrawn (including any withdrawal charge).
All withdrawals you take reduce the Charge
Base, even Penalty-Free Withdrawals.

• First we process all daily transactions and
determine your Contract Value. Daily
transactions include any gains/losses due to AZL
Government Money Market Fund performance or
application of any Daily Adjustment (or
Performance Credit if this is also the Term End
Date), any additional Purchase Payment, any
partial withdrawals you take (including financial
adviser fees that you choose to have us pay from
this Contract and any withdrawal charge), and
deductions we make for other Contract fees and
expenses (including deduction of the accrued
daily product and rider fees for the prior
quarter). All partial withdrawals you take reduce
the Charge Base, even Penalty-Free
Withdrawals.
– We deduct the accrued product and rider fees
for the prior quarter on a dollar for dollar basis
from the Contract Value, and proportionately
from each Index Option and the AZL
Government Money Market Fund.
• Then we set the Charge Base equal to this
Contract Value and we calculate and accrue the
next quarter’s daily product and rider fees using
the newly set Charge Base.
* Or the next Business Day if the Quarterly Contract
Anniversary is a non-Business Day.

Example: Contract Value is $125,000; Charge
Base is $127,000; a $10,000 partial
withdrawal (including any withdrawal charge)
would decrease the Charge Base by $10,160.
[($10,000 ÷ $125,000) x $127,000]
Any increase/decrease to the Charge Base
will increase/decrease the daily product and
rider fees we calculate and accrue on the
next day.

Examples of how we calculate the product and rider fees are included in Appendix C.

We do not treat the deduction of the accrued product and rider fees as a withdrawal when computing your Guaranteed Death Benefit Value (see section 11).

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Deduction of the final product and rider fees
•
If you take a full withdrawal we deduct the final accrued product and rider fees before processing the withdrawal.
•
If you annuitize the Contract, we deduct the final accrued product and rider fees before calculating Annuity Payments.
•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), we deduct the final accrued product fee before calculating the death benefit if death benefit payment Option A, or Annuity Payments under death benefit payment Option C is selected. If the Income Benefit ends due to death, we also deduct its final rider fee before calculating the death benefit. For more information on the death benefit payment options see section 11, Death Benefit.
If on a Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is a non-Business Day) the Contract Value is less than the accrued product and rider fees, we deduct your total remaining
Contract Value to cover the accrued product and rider fees and reduce your Contract Value to zero. If the deduction of the accrued product and rider fees reduces your Contract Value to zero and the Income Benefit and your selected death benefit have ended, we treat this as a full withdrawal and your Contract ends.

Optional Benefit Additional Rider Fee
Maximum Anniversary Value Death Benefit
If you have the Maximum Anniversary Value Death Benefit, we deduct an additional 0.20% rider fee from your Contract Value. The rider fee is an annualized rate that we calculate and accrue on a daily basis as a percentage of the Charge Base and deduct quarterly during the Accumulation Phase while your benefit is in effect in the same manner as the Base Contract Expenses. We no longer assess the 0.20% additional rider fee once we receive either the first Valid Claim from any one Beneficiary, or due proof of a Determining Life’s death if you and the Determining Life are different individuals and the Determining Life predeceases you. We deduct the final accrued additional rider fee before calculating the death benefit. If you take a full withdrawal or annuitize the Contract, we deduct the final accrued rider fee before processing the withdrawal or calculating Annuity Payments. The additional rider fee compensates us for the risks we assume under the Maximum Anniversary Value Death Benefit.
When calculating the Maximum Anniversary Value, we deduct all Contract fees and expenses on the Index Anniversary
(including the accrued product and rider fees if this is also a Quarterly Contract Anniversary) before we capture any annual investment gains. However, we do not treat the deduction of the accrued rider fee as a withdrawal when calculating the Maximum Anniversary Value (see section 11).

Contract Maintenance Charge (Administrative Expenses)
Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:
•
During the Accumulation Phase (and Income Period, if applicable), if the Contract Value is at least $100,000 on the Contract Anniversary.
•
During the Annuity Phase if the Contract Value on the last Business Day before the Annuity Date is at least $100,000.
•
When paying death benefits.
During the Accumulation Phase, we deduct the contract maintenance charge:
•
on a dollar for dollar basis from the Contract Value on the Contract Anniversary (or the next Business Day if the Contract Anniversary is a non-Business Day), and
•
we deduct it proportionately from each Index Option and the AZL Government Money Market Fund.
If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing your Guaranteed Death Benefit Value. During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment (e.g., if you request semi-annual Annuity Payments we deduct 50% of the contract maintenance charge from each Annuity Payment).
Withdrawal Charge
You can take withdrawals during the Accumulation Phase and Excess Withdrawals during the Income Period while your Contract Value is positive. A withdrawal charge applies if any part of a withdrawal or Excess Withdrawal comes from a Purchase Payment that is still within the withdrawal charge period. We assess the withdrawal charge against the

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Withdrawal Charge Basis, which is equal to total Purchase Payments, less any Purchase Payments withdrawn (excluding any Penalty-Free Withdrawals), and less any applicable withdrawal charge. We do not reduce the Withdrawal Charge Basis for any amounts we deduct to pay other Contract fees and expenses.
We do not assess a withdrawal charge on Penalty-Free Withdrawals or amounts we deduct to pay Contract expenses, other than the withdrawal charge. However, any amounts used to pay a withdrawal charge are subject to a withdrawal charge. Amounts withdrawn to pay financial adviser fees are subject to a withdrawal charge if they exceed the free withdrawal privilege during the Accumulation Phase and before the Income Period, or if they are taken as an Excess Withdrawal during the Income Period, and will reduce the Contract Value and Guaranteed Death Benefit Value (perhaps significantly).
Calculating a Withdrawal Charge		Example
For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a “first-in-first-out” (FIFO) basis and we process withdrawal requests as follows.
You make an initial Purchase Payment of $55,000 and make
another Purchase Payment in the first month of the second
Contract Year of $45,000. In the third month of the third
Contract Year, your Contract Value is $110,000 and you
request a $70,000 withdrawal before the Income Period. We
withdraw money and compute the withdrawal charge as
follows.

1. First we withdraw from Purchase Payments that we have had for six or more complete years, which is your Contract’s
withdrawal charge period. This withdrawal is not subject to a withdrawal charge and it reduces the Withdrawal Charge Basis dollar for dollar.
1. Purchase Payments beyond the withdrawal charge period. All payments are still within the withdrawal charge period, so this does not apply.
2. Amounts available as a Penalty-Free Withdrawal. This includes partial withdrawals you take during the Accumulation Phase
under the free withdrawal privilege or waiver of withdrawal
charge benefit, RMD payments you take under our minimum
distribution program, and Income Payments. Penalty-Free
Withdrawals are not subject to a withdrawal charge, and they do not reduce the Withdrawal Charge Basis.

2. Amounts available as a Penalty-Free Withdrawal. You
did not take any other withdrawals this year, so the entire
free withdrawal privilege (10% of your total Purchase
Payments, or $10,000) is available to you without incurring a withdrawal charge.

3. Next, on a FIFO basis, we withdraw from Purchase Payments within your Contract’s withdrawal charge period and assess a withdrawal charge. Withdrawing payments on a FIFO basis
may help reduce the total withdrawal charge because the
charge declines over time. We determine your total withdrawal charge by multiplying each payment by its applicable
withdrawal charge percentage and then totaling the charges.
These withdrawals reduce the Withdrawal Charge Basis.
The withdrawal charge as a percentage of each Purchase
Payment withdrawn is as follows.

3. Purchase Payments within the withdrawal charge period
on a FIFO basis. The total amount we withdraw from the
first Purchase Payment is $55,000, which is subject to a 7%
withdrawal charge, and you receive $51,150. We determine
this amount as follows:
(amount withdrawn) x (1 – withdrawal charge) = the
amount you receive, or:
$55,000 x 0.93 = $51,150
Next we withdraw from the second Purchase Payment.
So far, you received $61,150 ($10,000 under the free
withdrawal privilege and $51,150 from the first Purchase
Payment which is now reduced to zero), so we withdraw
$8,850 from the second Purchase Payment to equal the
$70,000 you requested. The second Purchase Payment is
subject to an 8% withdrawal charge. We calculate the total
amount withdrawn and its withdrawal charge as follows:
(the amount you receive) ÷ (1 – withdrawal charge) =
amount withdrawn, or:
$8,850 ÷ 0.92 = $9,620.

Number of Complete Years Since Purchase Payment	Withdrawal Charge Amount

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Calculating a Withdrawal Charge		Example
0 1 2 3 4 5 6 years or more	8.5% 8% 7% 6% 5% 4% 0%
4. Finally we withdraw any Contract earnings. This withdrawal is not subject to a withdrawal charge and it does not reduce the Withdrawal Charge Basis.
4. Contract earnings. We already withdrew your requested
amount, so this does not apply.
In total we withdrew $74,620 from your Contract, of
which you received $70,000 and paid a withdrawal
charge of $4,620. We also reduced the 1st Purchase
Payment from $55,000 to $0, and your 2nd Purchase
Payment from $45,000 to $35,380 ($45,000 – $9,620).

Upon a full withdrawal, we first deduct any  final product and rider fees, and contract maintenance charge from your Contract Value before we calculate the withdrawal charge. We then deduct any applicable withdrawal charge from the total remaining Contract Value and send you the remaining amount. For a partial withdrawal we pay you the amount you requested and deduct this amount and any withdrawal charge from the total Contract Value. We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Index Option and the AZL Government Money Market Fund. If a partial withdrawal occurs on a day that we also deduct the product fee, rider fee, and/or contract maintenance charge, we deduct these fees and expenses before we calculate and deduct the partial withdrawal and any withdrawal charge from the Contract Value.
The withdrawal charge compensates us for expenses associated with selling the Contract.
Reduction or Elimination of the Withdrawal Charge
We may reduce or eliminate the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses. We will implement this withdrawal charge reduction or elimination in a nondiscriminatory manner. For example, if a large group of individuals purchases Contracts or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director, or employee of Allianz Life or any of its affiliates. Also, we may reduce or eliminate the withdrawal charge when a Contract is sold by a Financial Professional appointed with Allianz Life to any members of his or her immediate family and the Financial Professional waives their commission. We must pre-approve any withdrawal charge reduction or elimination.
• Upon a full withdrawal the free withdrawal privilege is not available to you, and we apply a withdrawal charge against Purchase Payments that are still within the withdrawal charge period, including amounts previously withdrawn under the free withdrawal privilege. On a full withdrawal your Withdrawal Charge Basis may be greater than your Contract Value because the following reduce your Contract Value, but do not reduce your
Withdrawal Charge Basis:

– prior Penalty-Free Withdrawals,
– deductions we make for Contract fees and expenses other than the withdrawal charge, and/or
– poor performance.
This also means that upon a full withdrawal you may not receive any money.
• Withdrawals (including any financial adviser fees that you choose to have us pay from this Contract) may also be subject to ordinary income taxes, and a 10% additional federal tax if you are under age 59 1∕2, and the amount of Contract Value available for withdrawal may be affected by the Daily Adjustment (which can be negative).
Please consult with your Financial Professional before requesting us to pay financial adviser fees from this
Contract rather than from other assets you may have.

• For tax purposes in most instances, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Daily Adjustment Maximum Potential Loss
The Daily Adjustment is how we calculate Index Option Values on days other than the Term Start Date or Term End Date. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. If before the Term End Date you take a full or partial withdrawal (including any financial adviser fees that you choose to have us pay from this Contract), execute a Performance Lock, annuitize the Contract, we pay a death benefit, or when we deduct Contract fees and expenses, we calculate the Index Option Value by applying the Daily Adjustment. The Daily Adjustment can be positive or negative. Following is the maximum potential loss associated with the Daily Adjustment.
	Index Protection Strategy with Trigger and Index Protection Strategy with Cap	Index Precision Strategy and Index Performance Strategy	Index Guard Strategy
Daily Adjustment Maximum Potential Loss	0%	99%	35%
(as a percentage of Index Option Value, applies for distributions from an Index Option before any Term End Date)
Premium Tax
Premium tax is based on your state of residence at the time you make each Purchase Payment. In states that assess a premium tax, we do not currently deduct it from the Contract, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.
Income Tax
Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.
AZL Government Money Market Fund Expenses
Charges deducted from and expenses paid out of the assets of the AZL Government Money Market Fund are described in the fund's prospectus.
These expenses reduce the AZL Government Money Market Fund's performance and, therefore, negatively affect your Contract Value and any payments based on Contract Value.

7. Access to Your Money
Your Contract Value is available under the following circumstances:
•
by taking a withdrawal (including financial adviser fees that you choose to have us pay from this Contract; withdrawals under the free withdrawal privilege and waiver of withdrawal charge benefit; Income Payments and Excess Withdrawals; and for Qualified Contracts only, RMD payments under our minimum distribution program);
•
by taking Annuity Payments; or
•
when we pay a death benefit.
You can take withdrawals during the Accumulation Phase, however, Income Payments and Excess Withdrawals are only available during the Income Period. We process withdrawal requests based on values next determined after receipt of the request in Good Order at our Service Center. Values are normally determined at the end of each Business Day. We process any withdrawal request received at or after the end of the current Business Day using values determined on the next Business Day.
Any partial withdrawal must be for at least $100.* The Contract Value after a partial withdrawal must be at least $2,000.** We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.
*
Does not apply to RMD payments under our minimum distribution program.
**
Does not apply to Income Payments or RMD payments under our minimum distribution program.
We deduct any partial withdrawal (including any withdrawal charge) proportionately from each Index Option and the AZL Government Money Market Fund. The Index Option Value from which a partial withdrawal is deducted during a Term will include any applicable Daily Adjustment.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

When you take a full withdrawal of the Cash Value we process your request on the Business Day we receive it in Good Order at our Service Center as follows:
•
total Contract Value including any Daily Adjustment,
•
less any final product and rider fees, and contract maintenance charge, and
•
less any withdrawal charge.
See the Fee Tables and section 6, Expenses for a discussion of the Contract fees and expenses.
A partial or full withdrawal is subject to a withdrawal charge if taken within six years of your last Purchase Payment, and if taken on a day other than a Term End Date we will apply the Daily Adjustment to the Index Option Value before deducting the withdrawal. A partial withdrawal is not subject to any Contract fees or expenses other than the withdrawal charge, but on a full withdrawal we do deduct any final product and rider fees, and contract maintenance charge.
Partial withdrawals (including any withdrawal charge) reduce Contract Value and Cash Value dollar for dollar, and reduce the Guaranteed Death Benefit Value proportionately. The reduction to Contract Value also reduces the following which are based on Contract Value:
•
the initial annual maximum Income Payment;
•
the likelihood of receiving Income Payment Increases if the Level Income Payment option is selected, or receiving increases to the Maximum Anniversary Value if the Maximum Anniversary Value Death Benefit is selected; and
•
RMD payments.
If a partial withdrawal is also an Excess Withdrawal it will also reduce the annual maximum Income Payment on the next Index Anniversary. A full withdrawal will end the Contract and all its benefits.
We pay withdrawals promptly, but in no event later than seven days after receipt of your request in Good Order at our Service Center, unless the suspension of payments or transfers provision is in effect (see the discussion later in this section).
• Withdrawals may be subject to a withdrawal charge, state and federal taxation, and a 10% additional federal tax if you are under age 59 1∕2, and the amount of Contract Value available for withdrawal may be affected by the Daily
Adjustment (which can be negative). Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.

• Joint Owners: We send each Joint Owner a check for half of the withdrawal amount and tax report that Joint Owner individually. Tax reporting each Joint Owner individually can create a discrepancy in taxation if only one Joint
Owner is under age 59 1∕2 because that Joint Owner will be subject to the 10% additional federal tax.

• We may be required to provide information about you or your Contract to government regulators. We may also be required to stop Contract disbursements and thereby refuse any transfer requests, and refuse to pay any withdrawals
(including a full withdrawal), or death benefits until we receive instructions from the appropriate regulator. If, pursuant to SEC rules, the AZL Government Money Market Fund suspends payment of redemption proceeds in connection with a fund liquidation, we will delay payment of any transfer, full or partial withdrawal, or death benefit from the AZL Government Money Market Fund subaccount until the fund is liquidated.

Free Withdrawal Privilege
Each Contract Year during the Accumulation Phase and before the Income Period, you can withdraw up to 10% of your total Purchase Payments without incurring a withdrawal charge (the free withdrawal privilege). Any unused free withdrawal privilege in one Contract Year is not added to the amount available to you in the next Contract Year. Withdrawals from Purchase Payments that are outside the six year withdrawal charge period are not subject to a withdrawal charge and do not reduce your free withdrawal privilege. RMD payments you take under our minimum distribution program and withdrawals under the waiver of withdrawal charge benefit are not subject to a withdrawal charge, but do reduce your free withdrawal privilege. Amounts we deduct for any financial adviser fees that you choose to have us pay from this Contract also reduce your free withdrawal privilege.
Example
Assume your initial Purchase Payment 10 years ago was $90,000, and you made a second $100,000 Purchase Payment 3 years ago. You take a RMD payment of $1,500 and withdraw $150,000 when the Contract Value is $275,000. The RMD payment is not subject to a withdrawal charge, but reduces the amount available under the free withdrawal privilege to $17,500 (10% x $190,000 total Purchase Payments = $19,000 - $1,500 RMD payment). After the RMD payment,

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

$107,500 is available to you without a withdrawal charge: the initial $90,000 Purchase Payment that is beyond the 6-year withdrawal charge period, and $17,500 remaining free withdrawal privilege. The remaining $42,500 of your requested withdrawal would be subject to a 7% withdrawal charge.
The free withdrawal privilege is not available upon a full withdrawal or during the Income Period.
Minimum Distribution Program and Required Minimum Distribution (RMD) Payments
If you own an IRA or SEP IRA Contract, you can participate in the minimum distribution program during the Accumulation Phase (and Income Period, if applicable). Under this program, we make payments to you designed to meet the applicable minimum distribution requirements imposed by the Code for this Qualified Contract. RMD payments are not subject to a withdrawal charge, but they reduce the free withdrawal privilege amount during the Contract Year. We do not consider deductions we make for financial adviser fees that you choose to have us pay from this Contract to be RMD payments. However, Contract Value is one of the components we use to calculate RMD payments, so these deductions may reduce your future RMD payments. We apply the Daily Adjustment if RMD payments are deducted from the Index Options on days other than the Term End Date. We can make payments to you monthly, quarterly, semi-annually or annually. However, if your Contract Value is less than $25,000, we only make annual payments. We do not allow you to aggregate RMD payments between this Contract and other qualified contracts that you own for purposes of this program. We must receive your program form instructions in Good Order at our Service Center before the end of the Business Day before payments begin.
When you request Income Payments, we ask for instructions regarding your RMD needs for this Contract. If you choose to use Income Payments to satisfy your RMD needs, we determine whether this calendar year’s total RMD has been satisfied by your Income Payments and any Excess Withdrawals. If the RMD amount for this Contract has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We consider this payment to be a withdrawal, but it is not an Excess Withdrawal and it is not subject to  a withdrawal charge,. For more information, see section 10, Income Benefit – Calculating Your Income Payments.
We reserve the right to discontinue or modify the minimum distribution program subject to the requirements of law.
You should consult a tax adviser before purchasing a Qualified Contract that is subject to RMD payments.
Waiver of Withdrawal Charge Benefit
After the first Contract Year, you can take withdrawals and we waive the withdrawal charge if you:
•
have to stay in an eligible facility (a hospital, nursing facility, or assisted living facility) for at least 90 days in a 120-day period, or
•
are unable to perform at least two of six activities of daily living (ADLs) for at least 90 consecutive days. ADLs include bathing, dressing, toileting, continence, eating, and transferring (moving into or out of a bed, chair, or wheelchair).
We must receive proof of staying in an eligible facility or ADL eligibility before we waive the withdrawal charge. For ADL eligibility we may require, at our expense, an examination or tests by a physician of our choice. This waiver is not available if on the Issue Date you were confined to an eligible facility, or were unable to perform all six of the ADLs. We base this benefit on the Annuitant for non-individually owned Contracts. Withdrawals under this benefit reduce the free withdrawal privilege amount during the Contract Year, and if taken during the Income Period will be treated as an Excess Withdrawal if they cause the total amount withdrawn in that Income Benefit Year to exceed the annual maximum Income Payment. We apply the Daily Adjustment if withdrawals under this benefit are deducted on days other than the Term End Date.
Suspension of Payments or Transfers
We may be required to suspend or postpone transfers or payments for withdrawals* for more than seven days after receipt of your request in Good Order at our Service Center, for any period when:
•
the New York Stock Exchange is closed (other than customary weekend and holiday closings);
•
trading on the New York Stock Exchange is restricted;
•
an emergency (as determined by the SEC) exists as a result of which disposal of the AZL Government Money Market Fund shares is not reasonably practicable or we cannot reasonably value the shares; or
•
during any other period when the SEC, by order, so permits for the protection of Owners.
*
Including Income Payments and Excess Withdrawals.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

8. The Annuity Phase
Prior to annuitization, you can take a full withdrawal and receive your Cash Value. If you take a full withdrawal on any day other than a Term Start Date or Term End Date we apply the Daily Adjustment to the Index Option Values before we deduct the final Contract fees and expenses.
Annuity Payments offer a guaranteed lifetime income stream with certain tax advantages and are designed for Owners who no longer need immediate access to Contract Value to meet their short-term income needs.
You can request regular periodic fixed Annuity Payments. The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)’ age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)’ age or gender, we recalculate the Annuity Payments based on the correct age or gender.
Calculating Your Annuity Payments
We base Annuity Payments upon the following:
•
The Contract Value less the final product fee, and rider fee (if applicable) on the Annuity Date.
•
The age of the Annuitant and any joint Annuitant on the Annuity Date.
•
The gender of the Annuitant and any joint Annuitant where permitted.
•
The Annuity Option you select.
•
Your Contract’s interest rate (or current rates, if higher) and mortality table.
For any Index Option for which the Annuity Date is not a Term End Date, Contract Value reflects the Daily Adjustment. We guarantee the dollar amount of Annuity Payments and this amount remains fixed and does not change during the entire annuity payment option period that you selected, except as provided under Annuity Option G, or if your Income Payments under the Increasing Income payment option are converted to Annuity Payments. We deduct the contract maintenance charge proportionately from each Annuity Payment (e.g., if you request semi-annual Annuity Payments we deduct 50% of the contract maintenance charge from each Annuity Payment). However, if your Contract Value on the last Business Day before the Annuity Date is at least $100,000 we waive the contract maintenance charge during the Annuity Phase.
Annuity Payment Options
You can choose one of the Annuity Options described below. After Annuity Payments begin, you cannot change the Annuity Option, or transfer or withdraw Contract Value.
Option A - Guaranteed Period. We make Annuity Payments for a guaranteed period of ten years.
Option B - Life. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Option C - Life with Guaranteed Period. We make Annuity Payments during the life of the Annuitant, with payments for a minimum guaranteed period that you select. The guaranteed period must be either five or ten years.
Option F - Joint and Survivor. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Option G - Joint and 2/3 Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant at 2/3 of the original amount. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Under Annuity Options B, F and G, if all Annuitants die on or after the Annuity Date and before we send the first Annuity Payment, we will cancel Annuity Payments and upon receipt of a Valid Claim we will pay the Contract Value determined on the Annuity Date to surviving individual Owner, or the Beneficiary(s) if there is no surviving Owner. If the Owner is a non-individual, we pay the Owner.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

After the Annuitant’s death under Annuity Options A and C, we make Annuity Payments during the remaining guaranteed period in the following order based on who is still alive: the Payee, any surviving original Owner, the last surviving Owner’s Beneficiaries, or to the last surviving Owner’s estate if there are no remaining or named Beneficiaries.
Annuity Payments are usually lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. If you choose life contingent Annuity Payments, payout rates for a younger Annuitant are lower than the payout rates for an older Annuitant and payout rates for life with a guaranteed period are typically lower than life only payments. Monthly payout rates are lower than annual payout rates, payout rates for a 10-year guaranteed period are less than payout rates for a 5-year guaranteed period, and payout rates for a 50-year-old Annuitant are less than payout rates for a 70-year-old Annuitant.
If you do not choose an Annuity Option before the Annuity Date, we make Annuity Payments to the Payee under Annuity Option C with ten years of guaranteed monthly payments.
When Annuity Payments Begin
Annuity Payments must begin on the maximum Annuity Date stated in your Contract, which is the Index Anniversary that occurs on or immediately after the Annuitant reaches age 100. An earlier Annuity Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. You can make an authorized request for an earlier Annuity Date after the Issue Date, but any such request is subject to applicable law and our approval.Your Annuity Date must occur on an Index Anniversary. The earliest available Annuity Date is the second Index Anniversary.
• If Annuity Payments would be less than $100, we reserve the right to require you to take a full withdrawal and your Contract will then terminate.
• If on the maximum Annuity Date your Contract Value is greater than zero, you must annuitize the Contract.
We notify you of your available options in writing 60 days in advance. If on your maximum Annuity Date you have not selected an Annuity Option, we make payments under Annuity Option C with ten years of guaranteed monthly payments. Upon annuitization you no longer have Contract Value or a death benefit, and you cannot receive any other periodic withdrawals or payments other than Annuity Payments.

• For Contracts in the Income Period: We will convert your Income Payments to Annuity Payments if your Contract
Value is greater than zero and you take Annuity Payments under Annuity Option B or F as follows.

For single Income Payments, if you choose Annuity Option B (Life) the sole Covered Person becomes the sole Annuitant and your Annuity Payments are equal to the greater of:
– annual Annuity Payments under Annuity Option B based on the Contract Value; or
– the current annual maximum Income Payment available to you.
For joint Income Payments, if you choose Annuity Option F (Joint and Survivor) the joint Covered Persons become the joint Annuitants and your Annuity Payments are equal to the greater of:
– annual Annuity Payments under Annuity Option F based on the Contract Value; or
– the current annual maximum Income Payment available to you.
If you select Annuity Option A, C, or G, we do not convert your Income Payments to Annuity Payments. This means you may receive less as Annuity Payments than you would have received as Income Payments. You should consult with your Financial Professional before requesting Annuity Payments. On request we provide illustrations showing you the amount of Annuity Payments you could receive.

If we convert your Income Payments to Annuity Payments:
– On the Annuity Date we establish a “remaining value” equal to your Contract Value. Each Annuity Payment reduces the remaining value by the dollar amount paid. Upon the death of the last surviving Annuitant, we will pay any remaining value to the named Beneficiary(s).

– If you selected the Increasing Income payment option, your Annuity Payments will increase on each Index
Anniversary if your selected Index Options receive a Performance Credit, or by the Daily Adjustment if you execute a Performance Lock, as described in section 10.

– If you have a Non-Qualified Contract, these Annuity Payments will receive the benefit of the exclusion ratio, which causes a portion of each Annuity Payment to be non-taxable as described in section 12, Taxes – Taxation of
Annuity Contracts.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

9. Benefits Available Under the Contract
The following tables summarize information about the benefits available under the Contract.
Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Free Withdrawal Privilege	Allows you to withdraw up to 10% of your total Purchase Payments each Contract Year without incurring a withdrawal charge.	None
• Only available during the Accumulation Phase.
• Not available during the Income Period.
• Not available upon a full withdrawal.
• Unused free withdrawal amounts not available
in future years.
• Program withdrawals may be subject to
negative Daily Adjustments.
• Program withdrawals may be subject to
income taxes, including a 10% additional
federal tax if taken before age 59  1∕2.

Minimum Distribution Program	Allows you to automatically take withdrawals to satisfy the minimum distribution requirements (RMD) imposed by the Internal Revenue Code.	None
• Only available during the Accumulation Phase.
• Only available to IRA or SEP IRA Contracts.
• Program withdrawals count against free
withdrawal privilege.
• Program withdrawals may be subject to
negative Daily Adjustments.
• Program withdrawals may be subject to
income taxes.
• Program withdrawals may be monthly,
quarterly, semi-annual or annual, unless you
have less than $25,000 in Contract Value, in
which case only annual payments are
available.
• We reserve the right to discontinue or modify
the program subject to the requirements of law.

Financial Adviser Fees
If you have a financial adviser and want to pay
their financial adviser fees from this Contract,
you can instruct us to withdraw the fee from your
Contract and pay it to your Financial
Professional or Financial Professional’s firm as
instructed.
None
• Only available during the Accumulation Phase.
• Financial adviser fees are in addition to the
Contract’s fees and expenses.
• Deductions for financial adviser fees are
treated as withdrawals under the Contract.
• Program withdrawals count against free
withdrawal privilege.
• Program withdrawals may be subject to
negative Daily Adjustments.
• Program withdrawals may be subject to
withdrawal charges and income taxes,
including a 10% additional federal tax if taken
before age 59  1∕2.
• We reserve the right to discontinue or modify
the program.
• See section 1 for an example of how deduction
of financial adviser fees impact the Contract.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Waiver of Withdrawal Charge Benefit	Waives withdrawal charges if you are confined for care, or are unable to perform at least two out of six activities of daily living (ADLs).	None
• Only available during the Accumulation Phase.
• Confinement must be for at least 90 days in a
consecutive 120-day period and requires proof
of stay.
• Inability to perform two ADLs must be for at
least 90 consecutive days and may require an
exam or tests by a physician.
• Not available on the Issue Date if any Owner
was confined to an eligible facility, or unable to
perform all six ADLs.
• Program withdrawals count against free
withdrawal privilege.
• Program withdrawals may be subject to
negative Daily Adjustments.
• Program withdrawals are not subject to
withdrawal charges, but may be subject to
income taxes, including a 10% additional
federal tax if taken before age 59 1∕2.
• State variations may apply.

Income Benefit
Guaranteed lifetime withdrawal benefit providing
for yearly Income Payments until the death of the
Covered Person(s) if conditions are satisfied.
We base the initial Income Payment on the
Lifetime Income Percentage and Contract Value.
If you choose the Level Income payment option
and meet the age requirements stated in section
10, we guarantee your initial annual maximum
Income Payment will be at least the Level
Income Guarantee Payment Percentage
multiplied by your total Purchase Payments
adjusted for withdrawals.
The automatic annual payment increase feature
may increase payments after the Income Benefit
Date. With Level Income, payments increase if
Contract Value increases from one Income
Benefit Anniversary to the next.
Includes the Income Multiplier Benefit for no
additional charge that can increase income to
help pay for needed care.
Section 10 includes examples of the Lifetime
Income Percentage Calculation, Excess
Withdrawals, Income Payment increases, and
the Income Multiplier Benefit.
0.70% (as a percentage of the Charge Base) This rider fee is part of the Base Contract Expenses in the Fee Tables.
• Benefit cannot be removed before third Index
Anniversary or after Income Payments have
begun.
• See Income Benefit Supplement for current
terms.
• Benefit only available during the Accumulation
Phase.
• Investment restrictions limit available Index
Options during Income Period.
• Income Period cannot begin until after the
waiting period and reaching age 50. Income
Period must begin no later than age 100.
• Early and Excess Withdrawals may
significantly reduce or end the benefit as
indicated in section 10.
• Income Payments may be subject to income
taxes, including a 10% additional federal tax if
taken before age 59  1∕2.
• No additional Purchase Payments during the
Income Period.
• No Income Percentage Increase before age
45.
• Availability of joint Income Payments subject to
age restrictions.
• The Income Multiplier Benefit is not available
in all states as indicated in Appendix E.
• Must establish eligibility to exercise the Income
Multiplier Benefit (e.g., that you are confined
for care or unable to perform two activities for
daily living) and must re-establish eligibility
each year thereafter.
• Annuitizing the Contract will end the benefit,
but you may be able to annuitize your annual
maximum Income Payment.
• State variations may apply.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Traditional Death Benefit
Provides a death benefit equal to the greater of
the Contract Value, or Guaranteed Death Benefit
Value. The Guaranteed Death Benefit Value is
total Purchase Payments adjusted for
withdrawals.
An example of the death benefit provided by the
Traditional Death Benefit is included in section
11, Death Benefit.
Examples of deductions for the impact of
financial adviser fees that you choose to have us
pay from this Contract on the death benefit is
included in section 1.
The impact of an Excess Withdrawal on the
death benefit is included in section 10.
None
• Benefit only available during the Accumulation
Phase.
• Withdrawals, including any negative Daily
Adjustments, may significantly reduce the
benefit as indicated in section 1, Financial
Adviser Fee Deduction Example, and in the
Excess Withdrawal example in section 10,
Income Benefit.
• Restrictions on Purchase Payments may limit
the benefit.
• Annuitizing the Contract will end the benefit.

Performance Lock and Early Reallocations
Allows you to capture the current Index Option
Value during the Term for an Index Option. Can
help eliminate doubt about future Index
performance and possibly limit the impact of
negative performance. Can allow you to transfer
out of an Index Option before the Term End
Date.
A Performance Lock example is included in
section 4, Valuing Your Contract — Performance
Locks and Early Reallocations.
None
• Available during the Accumulation Phase. Only
available during the Annuity Phase if you
select Increasing Income and you annuitize
your annual maximum Income Payment.
• Performance Locks may be executed before
the Term End Date for an Index Option.
• If a Performance Lock is executed, the locked
Index Option will no longer participate in Index
performance (positive or negative) for the
remainder of the Index Year, and will not
receive a Performance Credit.
• You will not know your locked Index Option
Value in advance.
• The locked Index Option Value will reflect a
Daily Adjustment.
• If a Performance Lock is executed when Daily
Adjustment has declined, will lock in any loss.
• A Performance Lock can be executed only
once each Term for each Index Option.
• Cannot execute a Performance Lock for only a
portion of the Index Option Value.
• Early Reallocation requests are not accepted
within 14 calendar days before an Index
Anniversary and are limited to two Early
Reallocation requests each Index Year.
• Deductions (e.g. withdrawals, fees) decrease
the locked Index Option Value.
• Cannot transfer Index Option Value until the
Term End Date unless you execute a
Performance Lock.
• We will not provide advice or notify you
regarding whether you should execute a
Performance Lock or Early Reallocation or the
optimal time for doing so.
• We will not warn you if you execute a
Performance Lock or Early Reallocation at a
sub-optimal time.
• We are not responsible for any losses related
to your decision whether or not to execute a
Performance Lock or Early Reallocation.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Optional Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Maximum Anniversary Value Death Benefit
Provides a death benefit equal to the greater of
the Contract Value, or Guaranteed Death Benefit
Value. The Guaranteed Death Benefit Value is
the Maximum Anniversary Value.
An example of the death benefit provided by the
Maximum Anniversary Value Death Benefit, and
calculation of the Maximum Anniversary Value is
included in section 11, Death Benefit.
Examples of deductions for the impact of
financial adviser fees that you choose to have us
pay from this Contract on the death benefit is
included in section 1.
The impact of an Excess Withdrawal on the
death benefit is included in section 10.
0.20% (as a percentage of the Charge Base)
• Must be age 75 or younger to elect.
• Can only be added to a Contract at issue.
• Replaces the Traditional Death Benefit if
elected.
• Benefit cannot be removed from the Contract.
• Only available during the Accumulation Phase.
• Withdrawals, including any negative Daily
Adjustment, may significantly reduce the
benefit as indicated in section 1, Financial
Adviser Fee Deduction Example, and in the
Excess Withdrawal example in section 10,
Income Benefit.
• Withdrawals reduce the likelihood of lock in.
• Investment restrictions during the Income
Period may limit the benefit.
• Restrictions on Purchase Payments may limit
the benefit.
• Annuitizing the Contract will end the benefit.

10. Income Benefit
The Income Benefit is automatically included in your Contract at issue, but you can remove it after three years if Income Payments have not begun. If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages. It provides guaranteed lifetime Income Payments based on a percentage of your Contract Value until annuitization. Once the Income Payment waiting period has expired, Income Payments can begin as early as age 50 or as late as age 100. Unlike Annuity Payments, the Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin. However, once Income Payments begin only the Index Options with the Index Protection Strategy with Trigger and Index Protection Strategy with Cap are available to you. The Income Benefit has a rider fee as discussed in the Fee Tables, and section 6, Expenses. The Income Benefit also includes the Income Multiplier Benefit for no additional charge, which can increase the annual maximum Income Payment after the required wait period to help pay for care if you should need it.
Removing the Income Benefit
If you no longer want or need the benefits provided by the Income Benefit, you can remove it from your Contract on or after the third Index Anniversary and before Income Payments begin if your Contract Value is positive. You can remove the Income Benefit by completing the appropriate form. We remove this benefit from your Contract on the Index Anniversary (or on the next Business Day if the Index Anniversary is not a Business Day) that occurs immediately after we receive your request in Good Order at our Service Center, and the rider termination date is that Index Anniversary. Your request is in Good Order if we receive this form no earlier than 30 calendar days before an Index Anniversary, but no later than five Business Days before the Index Anniversary. If we receive your request outside this time period, we ask you to resubmit it for the next Index Anniversary.
If you remove the Income Benefit, we stop assessing the Income Benefit rider fee and we deduct the final rider fee on the rider termination date. You cannot remove the Income Benefit on or after the Income Benefit Date (the date you begin receiving Income Payments and the Income Period begins). If you remove the Income Benefit you will have paid for the benefit without receiving any of its advantages.
How the Income Benefit Works
We designed Income Payments to last for the lifetime of the Covered Person(s). Covered Person(s) are based on the Eligible Person(s) and the Income Payment type you select on the Income Benefit Date. We establish Eligible Person(s) at issue based on the Contract’s ownership and tax qualification status.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

We generally base Income Payments on the Lifetime Income Percentage and your Contract Value. We base each Lifetime Income Percentage on its Income Percentage(s) and Income Percentage Increase (the amount that each Income Percentage can increase on each Index Anniversary up to and including the Income Benefit Date). On the Index Effective Date we establish:
•
An Income Percentage for each payment type using the Eligible Person’s current age, or younger Eligible Person’s current age for joint payments. This Income Percentage is also the initial Lifetime Income Percentage for each payment type.
•
An Income Percentage Increase for each Eligible Person based on their current age (or younger Eligible Person’s current age for joint payments). However, if there are two Eligible Person(s) the Index Options Statement will not display a single Lifetime Income Percentage for an Eligible Person who is only a Beneficiary, because only an Eligible Person who is also an Owner (or Annuitant if the Owner is a non-individual) can become a Covered Person if you select single payments.
During the Accumulation Phase on each Index Anniversary on and before the Income Benefit Date, we add an Income Percentage Increase to each Lifetime Income Percentage once the Eligible Person (or younger Eligible Person for joint payments) reaches age 45. This means if an Eligible Person is younger than age 44 on the Issue Date:
•
you will not receive an increase to a Lifetime Income Percentage based on that Eligible Person until the Index Anniversary that the Eligible Person (or younger Eligible Person for joint payments) reaches age 45, and
•
you will pay a rider fee during the period you are not eligible for an Income Percentage Increase.
The table showing the Income Percentages and Income Percentage Increases is stated in the Income Benefit Supplement. Additional Purchase Payments we receive after the Index Effective Date will adjust each Lifetime Income Percentage on the next Index Anniversary based on:
•
the Income Percentage for the Eligible Person’s current age, and
•
the Variable Account Value’s percentage of total Contract Value.
If we receive additional Purchase Payments after the Eligible Person reaches age 45, these Purchase Payments will increase the available Income Payment because they increase the Contract Value, although they actually decrease each Lifetime Income Percentage. Please see the Lifetime Income Percentage Calculation Example later in this section.
Then when you are ready to take Income Payments, you can choose which Lifetime Income Percentage we use to calculate your payment. You will always be able to choose between Lifetime Income Percentages for the Level Income and Increasing Income payment options. However, once Income Payments begin you cannot change your payment option. Level Income provides an automatic annual increase to your Income Payments if your Contract Value increases from one Income Benefit Anniversary to the next. If you choose the Level Income payment option and meet certain age requirements, your initial Income Payment will not be less than a percentage (Level Income Guarantee Payment Percentage) of your total Purchase Payments reduced proportionately for withdrawals you took  (including any withdrawal charge). All withdrawals you take reduce your total Purchase Payments, even Penalty-Free Withdrawals and financial adviser fees that you choose to have us pay from this Contract. However, we do not reduce your total Purchase Payments for deductions we make for Contract fees and expenses. Increasing Income provides Income Payment increases on each Income Benefit Anniversary during the Income Period if your selected Index Option(s) receives a positive Performance Credit, or you execute a Performance Lock during the prior Income Benefit Year.
If there are two Eligible Person(s) who both meet the exercise age requirements, you will also be able to choose between Lifetime Income Percentages for single and joint payments. If both Eligible Persons are also Owners, you will also be able to choose between single Lifetime Income Percentages based on each Eligible Person. The Lifetime Income Percentages available before the Income Benefit Date are displayed on the Index Options Statement. During the Income Period this statement will show the annual maximum Income Payment available for the next year. The annual maximum Income Payment displayed for the Level Income payment option will reflect the Level Income Guarantee Payment Percentage if this calculation results in a greater payment and you meet the age requirements stated under “Calculating Your Income Payments” later in this section.
There are restrictions on which Eligible Person can become a Covered Person if you select single Income Payments. Joint Income Payments are not available if the age difference between spouses is more than 50 years, or more than 20 years if the Traditional Death Benefit applies and one spouse is age 80 on the Issue Date, or more than 25 years if the Maximum Anniversary Value Death Benefit applies and one spouse is age 75 on the Issue Date (for more information see section 2, Eligible Person(s) and Covered Person(s)).

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Income Payments are not available until the Index Anniversary that occurs on or after the Income Payment waiting period (which is stated in the Income Benefit Supplement) expires and the Eligible Person(s) reaches age 50. Income Payments must begin no later than age 100. If you do not begin Income Payments during the eligibility period, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. In addition, before the Income Period you are paying for a benefit that you are not currently using.
You choose your Income Payment frequency and amount subject to the annual maximum permitted payment. The payment option (Level Income or Increasing Income) you select determines how and when your annual maximum Income Payment will increase from one Income Benefit Anniversary to the next as described in “Automatic Annual Income Payment Increases” later in this section. An Income Benefit Anniversary is a twelve-month anniversary of the Income Benefit Date that Income Payments begin.
We use Contract Value to calculate your initial annual maximum Income Payment, and Income Payment increases under the Level Income payment option. Negative Index Option performance, withdrawals you take (including any financial adviser fees that you choose to have us pay from this Contract), and deductions we make for Contract fees or expenses decrease the Contract Value, which reduces the initial annual maximum Income Payment available to you, and the likelihood you will receive Income Payment increases if you select the Level Income payment option. Once established, the annual maximum Income Payment can only decrease if you take an Excess Withdrawal. Taking Excess Withdrawals can cause your Income Payments and Contract to end prematurely.
The Income Benefit also includes the Income Multiplier Benefit which, after the required wait period, can increase your income to help pay for care if you should need it. If you qualify for this benefit, we multiply your annual maximum Income Payment by the income multiplier factor. The income multiplier factor and income multiplier benefit wait period are stated in the Income Benefit Supplement. The Income Multiplier Benefit is not available in all states as indicated in Appendix E.
• YOU SHOULD NOT PURCHASE THIS CONTRACT WITHOUT FIRST OBTAINING THE CURRENT
INCOME BENEFIT SUPPLEMENT. We publish any changes to the Income Benefit Supplement at least seven calendar days before they take effect on our website at allianzlife.com/RILAincomerates.

• Please discuss the Income Benefit’s appropriateness with your Financial Professional and tax adviser.
During the Income Period
•
You will receive Income Payments as long as a Covered Person is alive and continues to meet the requirements stated in section 2. However, Income Payments and the Income Benefit may end prematurely if you:
−
change the Owner(s) or Beneficiary and all Covered Persons are removed from the Contract because they no longer meet the requirements stated in section 2,
−
take an Excess Withdrawal that reduces the Contract Value to $2,000 or less, or
−
you annuitize your Contract. However, we can convert your Income Payment to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.
•
If you begin Income Payments before age 59 1∕2, the payments will generally be subject to a 10% additional federal tax.
•
Any part of your annual maximum Income Payment that you do not withdraw in a given Income Benefit Year remains in your Contract for the remainder of that year, but is not added to the annual maximum payment available next year.
•
Excess Withdrawals reduce your annual maximum Income Payment by the percentage of Contract Value withdrawn (including any withdrawal charge) on the next Income Benefit Anniversary.
•
You cannot make additional Purchase Payments. If your Contract includes the Traditional Death Benefit your Guaranteed Death Benefit Value no longer increases.
•
The Contract Value continues to fluctuate as a result of Index Option performance. However, only the Index Protection Strategy with Trigger and Index Protection Strategy with Cap are available to you. This may limit your Contract’s performance potential, and if your Contract includes the Maximum Anniversary Value Death Benefit, this may also limit your Guaranteed Death Benefit Value.
•
The Contract Value decreases on a dollar for dollar basis with each Income Payment, Excess Withdrawal (including any financial adviser fees that you choose to have us pay from this Contract), and deductions we make for Contract fees and expenses. If your Contract includes the Maximum Anniversary Value Death Benefit, this decrease in Contract Value also reduces the likelihood of locking in investment gains to the Maximum Anniversary Value.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
Each Income Payment and any Excess Withdrawal also reduces your Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn  (including any withdrawal charge), which means this value may be reduced by more than the amount withdrawn.
•
The Income Benefit rider fee continues until the Business Day the Contract Value reduces to zero, you annuitize the Contract, or the Income Benefit ends.
•
If your Contract also includes the Maximum Anniversary Value Death Benefit, its rider fee continues as indicated in section 6, Expenses.
•
The free withdrawal privilege is no longer available.
•
If you exercise the Income Multiplier Benefit, we will increase your annual maximum Income Payment for the remainder of that Income Benefit Year and the next year. To continue receiving this increase each Income Benefit Year you must reestablish eligibility. Any increase to your Income Payments as a result of this benefit will more rapidly reduce your Guaranteed Death Benefit Value.
•
If your Contract Value reduces to zero during the Income Period for any reason other than an Excess Withdrawal or annuitization that does not convert your Income Payments to Annuity Payments, you will continue to receive your maximum available Income Payment at the previous selected payment frequency until the earlier of the death of the Owner or last surviving Covered Person. If you exercised the Income Multiplier Benefit it will also end on the Income Benefit Anniversary that occurs on or immediately after your Contract Value reduces to zero, and although you receive the maximum available Income Payment, it will be less than the amount you previously received under the Income Multiplier Benefit.
An example of the effect of an Excess Withdrawal on the Guaranteed Death Benefit Value and the annual maximum Income Payment is included later in this section.
Requesting Income Payments
You request Income Payments by completing a payment election form. We must receive your Income Payment election form in Good Order at our Service Center no later than five Business Days before the Income Benefit Date. At least one Eligible Person must remain in the Contract and be alive on the Income Benefit Date in order for Income Payments to begin. Joint payments are only available if there are two Eligible Persons on the Income Benefit Date. If you have Contract Value in any of the Index Options with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, you must transfer this Contract Value to the Index Options with the Index Protection Strategy with Trigger or Index Protection Strategy with Cap when you request Income Payments. In addition, your Income Benefit Date must be on an Index Anniversary. If you have Contract Value in an Index Option and the Income Benefit Date is not also a Term End Date for that Index Option, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments.
We will send you a notice letter at least 30 days before:
•
the Index Anniversary that Income Payments can begin once the Eligible Person(s) reaches age 50,
•
the last Index Anniversary that joint Income Payments will be available because the older Eligible Person is reaching age 100 if there are two Eligible Persons, and
•
the last Index Anniversary that Income Payments will be available because the younger Eligible Person is reaching age 100.
• If Income Payments do not begin by the Index Anniversary upon which the younger Eligible Person reaches age 100, the Income Benefit ends.
• If the Income Benefit ends before Income Payments begin, you will have paid for the benefit without receiving any of its advantages.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Calculating Your Income Payments
The annual maximum Income Payment is the amount you are entitled to receive each Income Benefit Year. On the Income Benefit Date, if you select the Level Income payment option and all Covered Persons are age 80 or younger (and were age 75 or younger on the Issue Date) your initial annual maximum Income Payment is the greater of the following:
•
The Level Income Guarantee Payment Percentage based on the Covered Person’s current age (or the younger Covered Person’s current age for joint payments) multiplied by total Purchase Payments reduced for withdrawals you took. Withdrawals reduce total Purchase Payments by the percentage of Contract Value withdrawn (including any withdrawal charge), determined at the end of each Business Day. All withdrawals you take reduce your total Purchase Payments, even Penalty-Free Withdrawals and financial adviser fees that you choose to have us pay from this Contract. However, we do not reduce your total Purchase Payments for deductions we make for Contract fees and expenses.
•
The Lifetime Income Percentage for the payment type you select multiplied by the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Performance Credits, but before we make any Income Payments or Excess Withdrawals (including any financial adviser fees that you choose to have us pay from this Contract).
If the Covered Persons do not meet these age requirements (age 80 or younger on the Income Benefit Date, and age 75 or younger on the Issue Date), or if you select the Increasing Income payment option, we instead calculate your initial annual maximum Income Payment as stated in the second bullet above (the Lifetime Income Percentage for the payment type you select multiplied by the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Performance Credits, but before we make any Income Payments or deduct Excess Withdrawals).
• If you have Contract Value in an Index Option for which the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments. This means you may not receive the full benefit of the Performance Credit that you would have received if you had waited until the Term End Date to begin Income Payments.

• We use Contract Value to calculate your initial annual maximum Income Payment, and Income Payment increases under the Level Income payment option. Negative Index Option performance, withdrawals you take (including any financial adviser fees that you choose to have us pay from this Contract), and deductions we make for Contract fees and expenses decrease the Contract Value, which reduces the initial annual maximum Income Payment available to you, and the likelihood you will receive Income Payment increases if you select the Level Income payment option.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Level Income Guarantee Payment Percentage Table
Covered Person’s age (or younger Covered Person’s age for joint payments) on the Income Benefit Date	Level Income Guarantee Payment Percentage
50	2.23%
51	2.28%
52	2.33%
53	2.39%
54	2.44%
55	2.50%
56	2.57%
57	2.64%
58	2.71%
59	2.78%
60	2.86%
61	2.95%
62	3.04%
63	3.13%
64	3.23%
65	3.34%
66	3.45%
67	3.58%
68	3.71%
69	3.85%
70	4.00%
71	4.17%
72	4.35%
73	4.55%
74	4.77%
75	5.00%
76	5.27%
77	5.56%
78	5.89%
79	6.25%
80	6.67%
On the Income Benefit Date, if your initial annual maximum Income Payment is less than $100, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. For example, assuming a 4% Lifetime Income Percentage and Contract Value less than $2,500, this would result in an initial annual maximum Income Payment of less than $100.
You can receive Income Payments monthly, quarterly, semi-annually, or annually. If the scheduled payment date does not fall on a Business Day, we make the payment on the next Business Day.
You can change your payment frequency once each Income Benefit Year while your Contract Value is positive. We must receive your request to change your Income Payment frequency in Good Order at our Service Center no later than five Business Days before the Income Benefit Anniversary. If the change is available, we implement it on the Income Benefit Anniversary and it remains in effect until the benefit ends or you request another change. We do not accept payment frequency changes that would cause us to make payments of $0.01 to $99.99.
The annual maximum Income Payment is the amount you are entitled to, but you can choose to take less. The annual actual Income Payment is the total amount you choose to receive each year. Each scheduled Income Payment you receive is equal to the annual actual Income Payment divided by the number of payments you chose to receive during the Income Benefit Year. Each scheduled Income Payment must either be zero, or $100 or more. For example, you cannot request a scheduled payment of $50.
Any part of your annual maximum payment that you do not withdraw in a given Income Benefit Year is not added to the annual maximum payment available next year. However, if your actual Income Payment is less than your annual maximum payment, you can withdraw the difference and we consider that withdrawal to be an additional actual Income Payment, and

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

not an Excess Withdrawal and not subject to a withdrawal charge. We do not consider a withdrawal to be an Excess Withdrawal until you have withdrawn the available annual maximum Income Payment amount. In addition, once we have paid out your annual maximum Income Payment we will not make any further scheduled Income Payments for the rest of the Income Benefit Year. For example, assume your annual maximum Income Payment is $2,000 and you take scheduled semi-annual Income Payments of $500. Within an Income Benefit Year, you can take an additional withdrawal of up to $1,000 and we consider that to be an additional scheduled Income Payment. If instead you withdraw $1,200 after receiving the first $500 payment, we consider that withdrawal to be an additional scheduled Income Payment. On the date of the next scheduled Income Payment we will send you only $300 because that is the amount remaining from your $2,000 annual maximum. If you then took an additional withdrawal of $200 in that Income Benefit Year, we consider that $200 to be an Excess Withdrawal subject to a withdrawal charge.
If you would like to take less than the maximum available payment, you can change your payment amount once each Income Benefit Year while your Contract Value is positive. We must receive your request to change your Income Payment amount in Good Order at our Service Center no later than five Business Days before the Income Benefit Anniversary. If the change is available, we implement it on the Income Benefit Anniversary and it remains in effect until the Income Benefit ends or you request another change.
If on a Business Day that we are deducting an Income Payment your Contract Value is less than the payment amount, we will add the difference between these amounts to your Contract Value and then deduct the Income Payment which will reduce your Contract Value to zero. If your Contract Value reduces to zero during the Income Period for any reason other than an Excess Withdrawal or annuitization that does not convert your Income Payments to Annuity Payments, you will continue to receive your maximum available Income Payment at the previous selected payment frequency until the earlier of the death of the Owner or last surviving Covered Person. If you select Increasing Income you can continue to receive payment increases based on Index Option performance. However, if you select Level Income your Income Payments will no longer increase.
We deduct each Income Payment, Excess Withdrawal, and any additional payment resulting from a required minimum distribution, proportionately from the Index Options. While the Contract Value is positive you can make transfers between the Index Options and execute Performance Locks and Early Reallocations. If you select Increasing Income, once the Contract Value reduces to zero you can continue to change your Index Option allocations and execute Performance Locks and Early Reallocations as long as the Income Benefit is in effect.
• For Qualified Contracts: If we calculate a required minimum distribution (RMD) based on this Contract, after making all Income Payments for the calendar year we determine whether this calendar year’s total RMD has been satisfied by these payments and any Excess Withdrawals. If the RMD amount for this Contract has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We consider this payment to be a withdrawal, but it is not an Excess Withdrawal and it is not subject to a withdrawal charge.

• For annuitization: If on the Annuity Date you are receiving Income Payments and your Contract Value is positive, we will convert your Income Payments to Annuity Payments if you take Annuity Payments under Annuity Option B or F. If you select any other Annuity Option, we will not convert your Income Payments to Annuity Payments. This means that if you annuitize your Contract you may receive less as Annuity Payments than you would have received as Income Payments. For more information, see section 8, The Annuity Phase – When Annuity Payments
Begin.

Lifetime Income Percentage Calculation Example
Assume you are the sole Owner, you are not married, and your initial Purchase Payment is $20,000. You only select 1-year Term Index Options. You are not married so you are also the only Eligible Person. The Income Payment waiting period is three Index Years. On the Index Effective Date you are age 54, your Income Percentage Increase is 0.25%, and your initial Lifetime Income Percentages are equal to the Income Percentages for single payments, which are 4.20% for Level Income, and 3.20% for Increasing Income. You take no withdrawals before requesting Income Payments.
On the first Index Anniversary we apply your first Income Percentage Increase. Your new Lifetime Income Percentages for single payments are 4.45% (4.20% + 0.25%) for Level Income and 3.45% (3.20% + 0.25%) for Increasing Income.
Assume you make an additional Purchase Payment of $2,000 in the fourth Index Year. On the fourth Index Anniversary:
•
you are age 58 and the Income Percentages are 4.60% for Level Income, and 3.60% for Increasing Income,
•
the Variable Account Value for the additional Purchase Payment is now $2,002.50, and

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
the Contract Value after application of the additional Purchase Payment, Performance Credits and before deducting all Contract fees and expenses is $25,000.
We calculate your new Lifetime Income Percentages for single payments on the fourth Index Anniversary as follows.
•
Lifetime Income Percentages for the initial Purchase Payment are now 5.20% (4.20% + (0.25% x 4)) for Level Income and 4.20% (3.20% + (0.25% x 4)) for Increasing Income.
•
Lifetime Income Percentages for the additional Purchase Payment are 4.60% for Level Income and 3.60% for Increasing Income.
•
The Variable Account Value’s percentage of total Contract Value is 8.01% ($2,002.50 ÷ $25,000), which means the initial Purchase Payment is 91.99% of total Contract Value (100% - 8.01%).
The final Lifetime Income Percentages on the fourth Index Anniversary are then:
−
for Level Income: (5.20% x 91.99%) + (4.60% x 8.01%) = 4.78% + 0.37% = 5.15%
−
for Increasing Income: (4.20% x 91.99%) + (3.60% x 8.01%) = 3.86% + 0.29% = 4.15%
If you begin Income Payments on the fourth Index Anniversary we calculate the annual maximum Income Payment as follows.
If you select Level Income, you receive the greater of….	If you select Increasing Income, you receive…
• Level Income Guarantee Payment Percentage multiplied by
total Purchase Payments reduced proportionately for
withdrawals you took, or: (2.71% x $22,000) = $596.20
• Lifetime Income Percentage multiplied by the Contract Value, or: (5.15% x $25,000) = $1,287.50
• Lifetime Income Percentage multiplied by the Contract Value, or: (4.15% x $25,000) = $1,037.50
We apply the Level Income Guarantee Payment Percentage in this calculation because you were 75 or younger when you purchased the Contract and are age 80 or younger on the Income Benefit Date. On the Income Benefit Date your Level Income Guarantee Payment Percentage based on your current age of 58 is 2.71%, and your total Purchase Payments reduced proportionately for withdrawals is $22,000 (your $20,000 initial payment plus the $2,000 we received in the fourth Index Year). The annual maximum Income Payment calculation and Level Income Guarantee Payment Percentage are discussed in “Calculating Your Income Payments” next in this section.
If you had not made the additional Purchase Payment your Lifetime Income Percentages would have been higher (5.20% compared to 5.15% for Level Income, and 4.20% compared to 4.15% for Increasing Income), but the available annual maximum Income Payment would be lower because the Contract Value would not include the increase from the additional Purchase Payment. If you had not made the additional Purchase in the fourth Index Year your Contract Value would have been $22,997.50 ($25,000 - $2,002.50) and we calculate your annual maximum Income Payment as follows.
If you select Level Income, you receive the greater of….	If you select Increasing Income, you receive…
• Level Income Guarantee Payment Percentage multiplied by
total Purchase Payments reduced proportionately for
withdrawals you took, or: (2.71% x $20,000) = $542.00
• Lifetime Income Percentage multiplied by the Contract Value, or: (5.20% x $22,997.50) = $1,195.87
• Lifetime Income Percentage multiplied by the Contract Value, or: (4.20% x $22,997.50) = $965.90
Example of when the Level Income Guarantee Payment Percentage may increase the initial Income Payment
Assume you are the sole Owner, you are not married, and your initial Purchase Payment is $100,000. You are age 65 on the Index Effective Date and your initial Income Percentage under Level Income is 5.70% with a 0.40% Income Percentage Increase. You take no withdrawals before requesting Income Payments. You begin Income Payments on the

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

fifth Index Anniversary and select the Level Income payment option. On the Income Benefit Date you are age 70, your Lifetime Income Percentage is 7.70% and your Level Income Guarantee Payment Percentage is 4.00%.
When it increases the initial Income Payment	When it does not increase the initial Income Payment
• Assume your Contract Value decreases to $50,000 due to
negative performance. You would receive the greater of:
– Level Income Guarantee Payment Percentage multiplied
by total Purchase Payments reduced proportionately for
withdrawals you took, or: (4.00% x $100,000) = $4,000.00
– Lifetime Income Percentage multiplied by the Contract
Value, or: (7.70% x $50,000) = $3,850

• Assume your Contract Value decreases to $70,000 due to
negative performance. You would receive the greater of:
– Level Income Guarantee Payment Percentage multiplied
by total Purchase Payments reduced proportionately for
withdrawals you took, or: (4.00% x $100,000) = $4,000.00
– Lifetime Income Percentage multiplied by the Contract
Value, or: (7.70% x $70,000) = $5,390

Please note that these examples may differ from your actual results due to rounding.
Excess Withdrawals
Excess Withdrawals include any applicable withdrawal charge, but do not include RMD payments, or amounts we deduct for other Contract fees and expenses. Any partial Excess Withdrawal must be for at least $100, and after the partial Excess Withdrawal the Contract Value must be at least $2,000. If your Contract Value is less than $2,000, you can only take a full Excess Withdrawal, which will cause Income Payments to stop and the Contract to end. Also, if at the end of the Business Day that we process your Excess Withdrawal your Contract Value is less than $2,000, take a full Excess Withdrawal, which will cause Income Payments to stop and the Contract to end.
Excess Withdrawals reduce your annual maximum Income Payment on the next Income Benefit Anniversary after the withdrawal. For each Excess Withdrawal, we reduce your annual maximum payment by the same percentage that we reduced the Contract Value. If partial Excess Withdrawals reduce your annual maximum Income Payment to less than $100, we send you the Cash Value, which will cause Income Payments to stop and the Contract to end.
Excess Withdrawal Example
These calculations show the effects of an Excess Withdrawal on the Contract Value, available Guaranteed Death Benefit Value, and Income Payments. Partial Excess Withdrawals (including any withdrawal charges, but not amounts we withdraw for other Contract fees and expenses) immediately reduce the Contract Value on a dollar for dollar basis, and reduce the Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn. Partial Excess Withdrawals also reduce the annual maximum Income Payment on the next Income Benefit Anniversary.
The example assumes an Excess Withdrawal of $5,000 to pay financial adviser fees when the Contract Value is $100,000, and the Guaranteed Death Benefit Value under the Traditional Death Benefit is $90,000, or $105,000 under the Maximum Anniversary Value Death Benefit. All fractional numbers in these examples have been rounded up to the next whole number.
Excess Withdrawal	Contract Value	Guaranteed Death Benefit Value for a Contract with the Traditional Death Benefit	Guaranteed Death Benefit Value for a Contract with the Maximum Anniversary Value Death Benefit	Next anniversary’s annual maximum Income Payment
Prior to withdrawal	$ 100,000	$ 90,000	$ 105,000	$ 4,800
$5,000 withdrawal		– ($5,000/ 100,000)	– ($5,000/ 100,000)	– ($5,000/ 100,000)
		x 90,000)]	x 105,000)]	x 4,800)]
	– $5,000	= - $4,500	= - $5,250	= - $240

After withdrawal	$ 95,000	$ 85,500	$ 99,750	$ 4,560
The death benefit is the greater of the Contract Value, or the Guaranteed Death Benefit Value. After the Excess Withdrawal, the death benefit would either be the $95,000 Contract Value under the Traditional Death Benefit, or the $99,750 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Automatic Annual Income Payment Increases
If you select Level Income, the available annual maximum Income Payment will increase only if your Contract Value increases from one Income Benefit Anniversary (or the Income Benefit Date if this is the first Income Benefit Anniversary) to the next and you took the maximum permitted payment during the prior Income Benefit Year. This increase is equal to the percentage of growth between these two Contract Values. For example, if the Contract Value increased by 1.5%, we also increase your annual maximum Income Payment by 1.5%. When calculating this payment increase we use the Contract Value determined at the end of the Business Day after we apply any Performance Credits (or Daily Adjustment if the Index Anniversary is not a Term End Date) and we deduct Contract fees and expenses, but before we make any Income Payments or deduct Excess Withdrawals taken on this Index Anniversary. If the Income Benefit Date or an Income Benefit Anniversary does not occur on a Business Day, we use Contract Values from the next Business Day.
Lifetime Income Percentages on the Income Benefit Date are generally higher under Level Income compared to Increasing Income. However, payment increases are not likely under this payment option, especially in later Income Benefit Years, because only the Index Protection Strategy with Trigger and Index Protection Strategy with Cap are available (which have the lowest return potential) and your performance has to be greater than the deductions taken in the prior Index Year for Income Payments and Excess Withdrawals, and deductions we make for Contract fees and expenses both in the prior Index Year and on the current Index Anniversary. For example, if you receive Performance Credits of 2.5% on an Index Anniversary, but the deductions for Income Payments and Excess Withdrawals taken during the prior Index Year, and deductions we make for Contract fees and expenses both in the prior Index Year and on the current Index Anniversary reduce your Contract Value by -6.8% you will not receive a payment increase.
If we increase the Contract Value to equal the death benefit due to a spousal continuation of the Contract during the last
Income Benefit Year, we also subtract the amount of this increase from the Contract Value on the next Income Benefit
Anniversary when determining annual payment increases under the Level Income option.

If you select Increasing Income, the available annual maximum Income Payments will increase on each Income Benefit Anniversary if your selected Index Option(s) receives a Performance Credit, or you executed a Performance Lock on an increased Index Option Value at any time during the prior Income Benefit Year. Any Index Option that is not locked and has a Term End Date that occurs after the current Income Benefit Anniversary will not increase the annual maximum Income Payment on the current Income Benefit Anniversary.
•
If you select multiple Index Options, we take the weighted average of all Performance Credits, and locked increased Index Option Values based on the percentage of total Index Option Base in each of your selected Index Options to determine your payment increase as indicated in the example below. When calculating this payment increase we use the Index Option Base determined at the end of the Business Day before we apply any daily transactions (increases for Performance Credits or Daily Adjustments; deductions for Income Payments, Excess Withdrawals, or Contract fees and expenses; or processing any Early Reallocations or transfers).
−
For Index Options where a Performance Lock was not executed during the prior Income Benefit Year we use the percentage of total Index Option Base in each of these Index Options on the Income Benefit Anniversary. If the Income Benefit Anniversary does not occur on a Business Day, we use the Index Option Base from the next Business Day.
−
For Index Options where a Performance Lock was executed during the prior Income Benefit Year we use the percentage of Index Option Base in each of these Index Options on the Business Day the Index Option is reallocated or transferred.
Payment increases can continue even if your Contract Value reduces to zero, or if you convert Income Payments to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.
•
If you selected multiple Index Options, we take the weighted average of all Performance Credits, and locked Daily Adjustments using the percentage of Contract Value in each Index Option either at the end of the prior Business Day before your Contract Value reduced to zero, or at the end of the Business Day on the Annuity Date if you convert Income Payments to Annuity Payments.
•
We determine this Contract Value after we apply any Daily Adjustments (if this day is not a Term End Date) or Performance Credits (if this day is a Term End Date), and after we deduct any Income Payment, Excess Withdrawal, or Contract fees and expenses.
•
You can change the proportions that we use to calculate this weighted average by submitting an authorized request to our Service Center.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Example
Assume your Contract Value is $100,000 and you allocate 20% to the Index Protection Strategy with Trigger using the S&P 500® Index and 80% to the Index Protection Strategy with the Cap using the EURO STOXX 50® on the Income Benefit Date.
On the first Income Benefit Anniversary, the Index Protection Strategy with Trigger Index Option receives a 3.5% Performance Credit and the Index Protection Strategy with the Cap Index Option receives a 4.2% Performance Credit. On this anniversary, before we apply daily transactions, 20% of your total Index Option Base is in the Index Protection Strategy with Trigger Index Option, and 80% of your total Index Option Base is in Index Protection Strategy with the Cap Index Option.
Your annual maximum Income Payment on the first Income Benefit Anniversary will increase by 4.06% ((3.5% x 20%) + (4.2% x 80%)).
Please see Appendix D for an example of how we calculate an automatic Income Payment increase if you execute a Performance Lock and Early Reallocation.
Income Multiplier Benefit
The Income Multiplier Benefit can increase the annual maximum Income Payment if you:
•
have to stay in an eligible facility (a hospital, nursing facility, or assisted living facility) for at least 90 days in a 120-day period, or
•
are unable to perform at least two of six activities of daily living (ADLs) for at least 90 consecutive days. ADLs include bathing, dressing, toileting, continence, eating, and transferring (moving into or out of a bed, chair, or wheelchair).
We must receive proof of staying in an eligible facility or ADL eligibility before we multiply your annual maximum Income Payment by the income multiplier factor stated in the Income Benefit Supplement. For ADL eligibility we may require, at our expense, an examination or tests by a physician of our choice. To continue receiving this increase each Income Benefit Year you must reestablish eligibility.
The Income Multiplier Benefit is not available before the Income Benefit Date, or before expiration of the income multiplier benefit wait period stated in the Income Benefit Supplement. In addition, a Covered Person cannot establish eligibility for this benefit more than one Index Year before the Income Benefit Date. Increased Income Payments based on staying in an eligible facility are not available before the first Contract Anniversary. To qualify for a payment increase based on performance of ADLs, a Covered Person must have been able to perform each of these six ADLs without substantial assistance on the Issue Date. If you chose to take less than the annual maximum Income Payment and then qualify for a payment increase under the Income Multiplier Benefit, we will increase your Income Payments to the available annual maximum before applying the payment increase.
Example
Assume you elect to receive the maximum available payment under the Level Income option, your annual maximum Income Payment is $10,000, the income multiplier factor is 2, and the income multiplier benefit wait period is five Contract Years. After the fifth Contract Anniversary you suffer an illness and can’t perform two of the six ADLs. At the time of your illness, your annual maximum Income Payment is still $10,000 and your Contract Value is positive. After we confirm your benefit eligibility with your physician, we increase your annual maximum Income Payment as follows:
(income multiplier factor) x (annual maximum Income Payment) = 2 x $10,000 = $20,000
This increase will allow you to receive up to $20,000 as an Income Payment for this Income Benefit Year, and the next Income Benefit Year. However, in the next Income Benefit Year your health improves and you are not able to reestablish benefit eligibility for the following Income Benefit Year. So on the second Income Benefit Anniversary after we increased your payment, we decrease your annual maximum Income Payment as follows:
(annual maximum Income Payment) ÷ (income multiplier factor) = $20,000 ÷ 2 = $10,000
When the Income Multiplier Benefit Ends
The Income Multiplier Benefit ends on the earliest of the following.
•
The Annuity Date.
•
The Income Benefit Anniversary that occurs on or immediately after the date the Contract Value is reduced to zero.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
The Business Day the Income Benefit ends.
•
The Business Day the Contract ends.
Taxation of Income Payments
We treat Income Payments as withdrawals for tax purposes while your Contract Value is positive, and once your Contract Value is reduced to zero we intend to treat Income Payments as Annuity Payments for tax purposes. For more information, see section 12, Taxes – Taxation of Income Payments.
When the Income Period Ends
The Income Period ends on the earlier of the last Business Day before the Annuity Date, or the date the Income Benefit ends. Income Payments can continue for the life of the Covered Person(s) if you do not take more than your allowed annual maximum payment.
When the Income Benefit Ends
The Income Benefit ends on the earliest of the following.
•
During the Accumulation Phase and before the Income Period, the Business Day we process your request to remove this benefit from your Contract (the rider termination date).
•
The Business Day all Eligible Persons or Covered Persons are removed from the Contract because they no longer meet the requirements (Owner, Annuitant or sole Beneficiary) stated in section 3. If this occurs after the Income Benefit Date, Income Payments stop when the last Covered Person is removed from the Contract.
•
The Index Anniversary upon which the younger Eligible Person reaches age 100 if it occurs before the Income Benefit Date.
•
The Business Day we process your request for a full withdrawal, other than a full withdrawal caused by an Income Payment.
•
The Income Benefit Date or an Income Benefit Anniversary if the annual maximum Income Payment is less than $100.
•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we first receive a Valid Claim from any one Beneficiary. However, if a federally recognized spouse is an Eligible Person or Covered Person and continues this Contract, the Income Benefit also continues.
•
During the Accumulation Phase and before the Income Benefit Date, the Income Benefit ends on the date of death of the last surviving Eligible Person.
•
During the Income Period, the Income Benefit ends on the date of death of the last surviving Covered Person.
•
The Business Day the Contract ends.
If we receive notice of death of a Covered Person during the Income Period we will suspend Income Payments and the
Income Benefit will end as described above. However, if a federally recognized spouse who is also a joint Covered
Person continues this Contract, we will resume Income Payments and add any Income Payments that we would have paid between the time we suspended Income Payments and when they resume to future Income Payments.

11. Death Benefit
“You” in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.
The Contract provides the Traditional Death Benefit, the standard death benefit, for no additional charge. If available, you can instead select the optional Maximum Anniversary Value Death Benefit at Contract issue for an additional rider fee if all Owners and the Annuitant are age 75 or younger. The Maximum Anniversary Value Death Benefit can only be added to a Contract at issue. The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they may be equal. Please discuss this benefit’s appropriateness with your Financial Professional. The death benefit is the greater of the Contract Value, or Guaranteed Death Benefit Value. The Guaranteed Death Benefit Value is either total Purchase Payments reduced proportionately for withdrawals you take (including any withdrawal charge) if you select the Traditional Death Benefit, or the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit.
The death benefit is only available during the Accumulation Phase (and Income Period, if applicable). If you or the Determining Life (Lives) die during the Accumulation Phase, we process the death benefit using prices determined after

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

we receive the required information, which is either a Valid Claim or due proof of death as stated here. (For information on due proof of death see the Glossary – Valid Claim). If we receive this information at or after the end of the current Business Day, we use the next Business Day’s prices.
If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit he or she is entitled to when we receive his or her Valid Claim. If a Beneficiary dies before you or the Designated Life, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no remaining Beneficiaries, or no named Beneficiaries, we pay the death benefit to your estate, or if the Owner is a non-individual, to the Owner. Unless you instruct us to pay Beneficiaries a specific percentage of the death benefit, each Beneficiary receives an equal share.
Each Beneficiary’s portion of the death benefit remains in the Index Options based on the allocation instructions that were in effect on the date of death until we receive his or her Valid Claim and we either pay the claim or the Beneficiary provides alternate allocation instructions. If there is Variable Account Value in the AZL Government Money Market Fund on the date of death, it remains there until the earlier of the next Index Anniversary, or the date we receive a Valid Claim. If an Index Anniversary occurs before we receive a Valid Claim, we will transfer that Beneficiary’s portion of the Variable Account Value to the Index Options based on the allocation instructions that were in effect on the date of death.
From the time we determine the death benefit until we make a complete distribution, any amount in the Index Options and the AZL Government Money Market Fund continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we may no longer accept or process transfer requests. After we receive the first Valid Claim from any Beneficiary we also will not accept additional Purchase Payments or allow any partial or full withdrawals unless the withdrawal is required to comply with federal tax law.
On the first death of a Determining Life during the Accumulation Phase, if your selected death benefit is in effect your Beneficiary(s) will receive the greater of the Contract Value or Guaranteed Death Benefit Value. The Guaranteed Death Benefit Value is either total Purchase Payments reduced proportionately for withdrawals you take (including any withdrawal charge) if you select the Traditional Death Benefit, or the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit. For example, assume total Purchase Payments are $90,000, you take no withdrawals, the highest Contract Value on any Index Anniversary (the Maximum Anniversary Value) is $105,000, and the current Contract Value is $100,000. The death benefit for the Traditional Death Benefit is the $100,000 Contract Value, and for the Maximum Anniversary Value Death Benefit it is the $105,000 Maximum Anniversary Value.
If the date we are determining the death benefit is not the Term End Date, the Contract Value reflects the Daily Adjustment. Withdrawals you take reduce your Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn (including any withdrawal charge), determined at the end of each Business Day. All withdrawals you take reduce the Guaranteed Death Benefit Value and Contract Value, even Penalty-Free Withdrawals, and financial adviser fees that you choose to have us pay from this Contract. However, we do not reduce the Guaranteed Death Benefit Value for deductions we make for Contract fees and expenses. Deductions for Contract fees and expenses will, however, decrease the Contract Value by the dollar amount withdrawn and reduce the likelihood of receiving increases to the Maximum Anniversary Value. In addition, because the death benefit is the greater of Contract Value, or the Guaranteed Death Benefit Value, deductions we make for Contract fees and expenses may reduce the death benefit available to your Beneficiaries.
Examples of the impact of deductions for financial adviser fees that you choose to have us pay from the Contract on the death benefit are included in section 1. The impact of an Excess Withdrawal on the death benefit is included in section 10.
Maximum Anniversary Value
The Maximum Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Maximum Anniversary Value as follows.
•
We increase it by the dollar amount of any additional Purchase Payments.
•
We reduce it by the percentage of any Contract Value you withdraw (including any withdrawal charge).
If the Index Effective Date occurs after the Issue Date, the Maximum Anniversary Value on the Index Effective Date is calculated in the same way as on an Index Anniversary.
On each Index Anniversary before the end date (or on the next Business Day if the Index Anniversary is not on a Business Day) the Maximum Anniversary Value is equal to the greater of:
•
its current value after processing any additional Purchase Payments, or withdrawals you take (including any withdrawal charge), or

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
the Contract Value determined at the end of the Business Day after we process all daily transactions including Performance Credits, any additional Purchase Payments, withdrawals you take including any withdrawal charges, and deductions we make for other Contract fees and expenses. Contract Value reflects the Daily Adjustment for an Index Option for which this anniversary is not a Term End Date. Negative Index Option performance, withdrawals you take, and deductions we make for Contract fees or expenses decrease the Contract Value and reduce the likelihood of receiving increases to the Maximum Anniversary Value.
On and after the end date, we no longer make this comparison and we no longer capture any annual investment gains in the Maximum Anniversary Value.
The end date occurs on the earliest of:
•
the older Determining Life’s 91st birthday, or
•
the end of the Business Day we receive the first Valid Claim from any one Beneficiary.
Example
	Contract Value	Maximum Anniversary Value
Issue Date	$ 100,000	$ 100,000
1st Index Anniversary	$ 110,000	$ 110,000
2nd Index Anniversary	$ 95,000	$ 110,000
3rd Index Anniversary	$ 105,000	$ 110,000
4th Index Anniversary	$ 120,000	$ 120,000

•
On the Issue Date the Maximum Anniversary Value is equal to the initial Purchase Payment of $100,000.
•
On the 1st Index Anniversary the Contract Value is greater than the Maximum Anniversary Value, so the Maximum Anniversary Value increases to equal the Contract Value of $110,000.
•
On the 2nd and 3rd Index Anniversaries the Contract Value is less than the Maximum Anniversary Value, so we neither increase nor decrease the Maximum Anniversary Value. The Maximum Anniversary Value will stay at $110,000 until the Contract Value on an Index Anniversary is greater than this amount or you make an additional Purchase Payment (either of which will increase the Maximum Anniversary Value), or you take a withdrawal (which will decrease the Maximum Anniversary Value).
•
On the 4th Index Anniversary the Contract Value is greater than the Maximum Anniversary Value, so the Maximum Anniversary Value increases to equal the Contract Value of $120,000.
During the Income Period:
• You cannot make additional Purchase Payments. If your Contract includes the Traditional Death Benefit this means the Guaranteed Death Benefit Value no longer increases.
• Index Precision Strategy, Index Performance Strategy, and Index Guard Strategy are no longer available. This may limit your Contract’s performance potential and the Guaranteed Death Benefit Value if your Contract includes the
Maximum Anniversary Value Death Benefit. Income Payments and Excess Withdrawals also decrease your Contract
Value, which also reduces the likelihood of locking in investment gains to the Guaranteed Death Benefit Value if your Contract includes the Maximum Anniversary Value Death Benefit.

• Each Income Payment and any Excess Withdrawal reduces the Guaranteed Death Benefit Value by the percentage of
Contract Value withdrawn (including any withdrawal charge), which means this value may be reduced by more than the amount withdrawn. Taking Excess Withdrawals may also cause your selected death benefit to end prematurely.

What Happens Upon Death?
If you are the Determining Life, or if you and the Determining Life (Lives) are different individuals and die within 120 hours of each other, we determine the Guaranteed Death Benefit Value at the end of the Business Day we receive a Valid Claim. For multiple Beneficiaries, each surviving Beneficiary receives the greater of their portion of the:
•
Guaranteed Death Benefit Value determined at the end of the Business Day we receive the first Valid Claim from any one Beneficiary, or
•
Contract Value determined at the end of the Business Day during which we receive his or her Valid Claim.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

If you and the Determining Life (Lives) are different individuals and do not die within 120 hours of each other, the death benefit is as follows. This can only occur if you change the Owner after the Issue Date.
•
If a Determining Life dies before you, we do not pay a death benefit to the Beneficiary(s) but we may increase the Contract Value if the Traditional Death Benefit or Maximum Anniversary Value Death Benefit are still in effect. At the end of the Business Day we receive due proof of a Determining Life’s death we increase the Contract Value to equal the Guaranteed Death Benefit Value if greater, and your selected death benefit ends. We allocate any Contract Value increase to the AZL Government Money Market Fund. Then on the next Index Anniversary we transfer the Variable Account Value to the Index Options according to your allocation instructions.
•
Upon your death your Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive each Beneficiary’s Valid Claim.
The Traditional Death Benefit and Maximum Anniversary Value Death Benefit end upon the earliest of the following.
•
The Business Day before the Annuity Date.
•
The Business Day that the Guaranteed Death Benefit Value and Contract Value are both zero.
•
Upon the death of a Determining Life, the end of the Business Day we receive a Valid Claim from all Beneficiaries if you and the Determining Life are the same individuals, or if you and the Determining Life (Lives) are different individuals and die within 120 hours of each other.
•
Upon the death of a Determining Life, the end of the Business Day we receive due proof of the Determining Life’s death if you and the Determining Life (Lives) are different individuals and do not die within 120 hours of each other.
•
Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we receive the first Valid Claim from any one Beneficiary, if the Owner (or Annuitant) is no longer a Determining Life.
•
The Business Day the Contract ends.
We base the Guaranteed Death Benefit Value on the first death of a Determining Life (or Lives). This means that upon the death of an Owner (or Annuitant if the Owner is a non-individual), if a surviving spouse continues the Contract:

• the Guaranteed Death Benefit Value is no longer available, and
• if you selected the Maximum Anniversary Value Death Benefit, we no longer assess its 0.20% rider fee.
Also, if you and the Determining Life (Lives) are different individuals and you die first, the Guaranteed Death Benefit Value is not available to your Beneficiary(s).
Death of the Owner and/or Annuitant
The Appendix A to the Form N-4 SAI includes tables that are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.
Death Benefit Payment Options During the Accumulation Phase
Each Beneficiary must select one of the death benefit payment options listed below.
If a Beneficiary requests a lump sum payment under Option A, we pay that Beneficiary within seven days of receipt of his or her Valid Claim, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed, pending receipt of any state forms.
Spousal Continuation: If the Beneficiary is the deceased Owner’s spouse, he or she can choose to continue the Contract with the portion of the death benefit the spouse is entitled to in his or her own name. For an IRA, Roth IRA, or SEP IRA Contract, spousal continuation can only occur if the surviving spouse is the Contract’s sole primary Beneficiary. For non-individually owned Contracts, spousal continuation is only available to Qualified Contracts through a direct rollover to an IRA. Spouses must qualify as such under federal law to continue the Contract. Individuals who have entered into a registered domestic partnership, civil union, or other similar relationship that is not considered to be a marriage under state law are also not considered to be married under federal law. An election by the spouse to continue the Contract must be made on the death claim form before we pay the death benefit. If the deceased Owner was a Determining Life and the surviving spouse Beneficiary continues the Contract, at the end of the Business Day we receive his or her Valid Claim we increase the Contract Value to equal the Guaranteed Death Benefit Value if greater and available, and your selected death

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

benefit ends. We allocate any Contract Value increase to the AZL Government Money Market Fund. Then on the next Index Anniversary we transfer it to the Index Options according to allocation instructions. If the surviving spouse continues the Contract:
•
he or she becomes the new Owner and may exercise all of the Owner’s rights, including naming a new Beneficiary or Beneficiaries;
•
he or she is subject to any remaining withdrawal charge; and
•
upon the surviving spouse’s death their Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive a Valid Claim from each Beneficiary.
Death Benefit Payment Options
The following applies to Non-Qualified Contracts. Different rules may apply to Qualified Contracts. For more information, please see section 12, Taxes – Distributions Upon the Owner’s Death (or Annuitant’s Death if the Owner is a Non-Individual).
Option A: Lump sum payment of the death benefit.
Option B: Payment of the entire death benefit within five years of the date of any Owner’s death. The Beneficiary can continue to make transfers between Index Options and is subject to the product fee.
Option C: If the Beneficiary is an individual, payment of the death benefit as Annuity Payments under Annuity Options A, B, or C. If you take the death benefit as Annuity Payments we do not require that the Annuity Date occur on an Index Anniversary. With our written consent other options may be available for payment over a period not extending beyond the Beneficiary’s life expectancy under which the Beneficiary can continue to make transfers between Index Options and is subject to the product fee.
Distribution from Non-Qualified Contracts must begin within one year of the date of the Owner’s death. Any portion of the death benefit from Non-Qualified Contracts not applied to Annuity Payments within one year of the date of the Owner’s death must be distributed within five years of the date of death.
If a Non-Qualified Contract is owned by a non-individual, then we treat the death of an Annuitant as the death of an Owner for purposes of the Code’s distribution at death rules, which are set forth in Section 72(s) of the Code.
In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, a Non-Qualified Contract is interpreted and administered in accordance with Section 72(s) of the Code.

12. Taxes
This section provides a summary explanation of the tax ramifications of purchasing a Contract. We do not provide individual tax advice. You should contact your tax adviser to discuss this Contract’s effects on your personal tax situation.
Annuity Contracts in General
Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized the importance of saving for retirement and provided special rules in the Code for annuities.
There are different rules regarding how you will be taxed, depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified. Generally any taxable distribution is subject to federal income tax and any applicable state income tax at ordinary income tax rates (instead of capital gains rates).
You can purchase either a Qualified Contract or a Non-Qualified Contract.  If you do not purchase one of the various types of Qualified Contracts described in this section, the Contract is referred to as a Non-Qualified Contract.
This prospectus does not address specific state tax laws. You should discuss state taxation with your tax adviser.
Qualified Contracts
If you purchase the Contract as an IRA, Roth IRA, SEP IRA, or to fund a qualified retirement plan, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to certain restrictions under the Code, including restrictions on the amount of annual contributions, restrictions on how much you can earn and still be able to contribute to a Qualified Contract, and specialized restrictions on withdrawals. Qualified Contracts must be purchased from earned income from the relevant year or years, or from a rollover or transfer from a qualified contract. An IRA to IRA indirect rollover can occur

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

only once in any twelve-month period from all of the IRAs you currently own. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.
A Qualified Contract funded by an annuity does not provide any additional tax deferral. However, the Contract has features and benefits other than tax deferral that may make it appropriate for an IRA or qualified retirement plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract.
We may issue the following types of Qualified Contracts to an individual. Purchasers of a Contract for use with IRAs have the right to revoke their purchase within seven days of the earliest of the establishment of the IRA, or their purchase.
•
IRA (Traditional IRA). Section 408 of the Code permits eligible individuals to fund IRAs. IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. Contributions may be tax deductible based on the Owner’s income. Contributions must be made in cash. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of IRAs or qualified retirement plans that are transferred or rolled over on a tax-deferred basis into an IRA.
•
Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. Contributions are also limited or prohibited if the Owner’s income is above certain limits. Contributions must be made in cash. The limit on the amount contributed to a Roth IRA does not apply to distributions from certain other types of IRAs or qualified retirement plans that are transferred or rolled over (conversion) into a Roth IRA.
Conversions to a Roth IRA from an IRA or other eligible qualified retirement plan are permitted regardless of an individual’s income. A conversion to a Roth IRA results in a taxable event, but not a 10% additional federal tax for early withdrawal if certain qualifications are met (please consult your tax adviser for more details).
•
SEP IRA. Employers may establish SEP IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.
We may issue the following type of Qualified Contract to a qualified retirement plan.
•
Qualified Retirement Plans: Pension and Profit-Sharing Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under the Code. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees are not included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. Participant loans are not allowed under the Contracts purchased in connection with these plans.
If the Contract is purchased for a qualified plan under Section 401 of the Code, the plan is both the Owner and the Beneficiary. The authorized signatory, plan administrator, or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting is the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan is responsible for any reporting required for the rollover transactions out of the plan. We are responsible for any reporting required for the Contract as an IRA.
Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of a holding an annuity within a plan.  Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some retirement plans that are funded on a periodic basis. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Owners, participants, and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. We may choose not to allow pension or profit-sharing plans to purchase this Contract.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Summary of Individuals and Entities That Can Own a Qualified Contract
Currently, we offer the following types of Qualified Contracts.
Type of Contract	Persons and Entities that can own the Contract
IRA	Must have the same individual as Owner and Annuitant.
Roth IRA	Must have the same individual as Owner and Annuitant.
SEP IRA	Must have the same individual as Owner and Annuitant.
Certain Code Section 401 Plans
A qualified retirement plan is the Owner and the Annuitant must be an individual who is a participant in the plan. If the qualified retirement plan is a defined benefit plan, the individual must be the only participant in the plan.
We may determine which types of qualified retirement plans are eligible to purchase this Contract.

Non-Qualified Contracts
You can instead purchase a Non-Qualified Contract, which is not qualified pursuant to a specialized provision of the Code.  There are no Code restrictions on annual contributions to a Non-Qualified Contract or how much you can earn and still contribute to a Contract.
Non-Qualified Contracts Owned by Non-Individuals
When a Non-Qualified Contract is owned by a non-individual (other than a trust holding the Contract as an agent for an individual), the Contract is not generally treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and any Contract earnings may be taxable every year.
Taxation of Withdrawals
When you take money out of a Contract, we may deduct premium tax that we pay on your Contract. This tax varies from 0% to 3.5%, depending on your state. Currently, we pay this tax and do not pass it on to you.
Section 72 of the Code governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until a distribution occurs, either in the form of withdrawals or as Annuity Payments.
For a full withdrawal (total redemption), a partial withdrawal, or a death benefit, the recipient is taxed on the portion of the payment that exceeds your investment in the Contract (often referred to as cost basis). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there is generally no cost basis, which means the withdrawal is fully taxable, except for qualified distributions from Roth IRAs and IRAs where you have separately tracked and reported any after-tax contributions that you have made.
For Non-Qualified Contracts, the taxable portion of a partial withdrawal is the portion of the payment considered to be gain in the Contract (for example, the difference, if any, between the Contract Value immediately before the withdrawal, and the Contract’s cost basis). The withdrawals are generally taxed as though you were paid taxable earnings first, and then as a non-taxable return of Purchase Payments.
Distributions from a Roth IRA generally are not subject to income tax if the Roth IRA has been held for five years (starting with the year in which the first contribution is made to any Roth IRA) and the Owner satisfies a triggering event such as attaining age 59 1∕2, death, disability or a first time homebuyer (subject to a $10,000 lifetime limit).
Distribution before satisfying the five year period or triggering event requirement may subject the distribution to taxation. Please be aware that each Roth IRA conversion has its own five year holding period requirement for purposes of determining if the 10% additional federal tax described below applies.
10% Additional Federal Tax
Withdrawals, whether partial or full, and Annuity Payments may also be subject to an additional federal tax equal to 10% of the taxable amount, unless an exception applies. If you take a withdrawal before age 59 1∕2, you may be subject to a 10% additional federal tax, unless you satisfy one of the exceptions. The exceptions are different for Qualified Contracts and Non-Qualified Contracts, and are also different for IRAs and qualified plans. If the Contract is jointly owned, we send each Joint Owner a check for half of the withdrawal amount and tax report that Joint Owner individually. Tax reporting each Joint Owner individually can create a discrepancy in taxation if only one Joint Owner is under age 59  1∕2 because that Joint Owner will be subject to the 10% additional federal tax.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Exceptions to the 10% Additional Federal Tax for Qualified Contracts
1)
distributions made on or after the date you (or the Annuitant as applicable) reach age 59 1∕2;
2)
distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);
3)
distributions paid in a series of substantially equal payments made annually (or more frequently) for your life (or life expectancy) or joint lives of you and your designated Beneficiary;
4)
distributions made to you after separation from service after reaching age 55 (does not apply to IRAs);
5)
distributions made to you to the extent such distributions do not exceed the amount allowed as a deduction under Code Section 213 for amounts paid during the tax year for medical care;
6)
distributions made on account of an IRS levy upon the Qualified Contract;
7)
distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);
8)
distributions from an IRA made to you, to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the tax year;
9)
distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);
10)
distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA);
11)
distributions made to a reservist called to active duty after September 11, 2001, for a period in excess of 179 days (or for an indefinite period), from IRAs or amounts attributable to elective deferrals under a 401(k) plan made during such active period; and
12)
distributions made during the payment period starting on the birth of a child or the finalization of an adoption (up to $5,000).
With respect to (12) above, a qualified birth or adoption distribution may be repaid in one or more contributions into an IRA or qualified retirement plan (if you are eligible to make a contribution to the qualified retirement plan). The repayment contribution will be treated as a rollover into the IRA or qualified retirement plan.
With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1∕2 or the close of the five year period that began on the date the first payment was received, then the tax for the year of the modification is increased by the 10% additional federal tax, plus interest for the tax years in which the exception was used. A partial withdrawal, partial transfer, or partial rollover taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% additional federal tax and interest for the period as described above. You should obtain competent tax advice before you take any partial withdrawals from your Contract. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.
For 2020 only, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, permitted corona-virus related distributions from Qualified Contracts and IRAs up to an aggregate amount of $100,000. This type of distribution was an exception to the 10% federal additional tax. To qualify for the distribution, generally you, your spouse, or dependent had to have been diagnosed with the virus, or you had to have been affected economically in certain ways because of the virus. The tax associated with the distributions may be paid ratably over three years, beginning with the 2020 tax year. The CARES Act also allows you to recontribute the amount you withdrew to an eligible retirement plan (to which you can make a rollover contribution) in one or more payments within three years.
Exceptions to the 10% Additional Federal Tax for Non-Qualified Contracts
1)
paid on or after you reach age 59 1∕2;
2)
paid after you die;
3)
paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);
4)
paid in a series of substantially equal payments made annually (or more frequently) for your life (or life expectancy) or joint lives of you and your designated Beneficiary;
5)
paid as annuity payments under an immediate annuity; or
6)
that come from Purchase Payments made before August 14, 1982.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1∕2 or the close of the five year period that began on the date the first payment was received, then the tax for the year of the modification is increased by the 10% additional federal tax, plus interest, for the tax years in which the exception was used. A partial withdrawal or partial 1035 exchange taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% additional federal tax and interest for the period as described above. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.
Non-Qualified Annuity Medicare Tax
Distributions from Non-Qualified Contracts are considered investment income for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) This tax does not apply to distributions from Qualified Contracts. Please consult a tax adviser for more information.
Payments for Financial Adviser Fees
Any financial adviser fees that you choose to have us pay from this Contract to your Financial Professional or Financial Professional's firm may result in a taxable distribution. Please consult with your Financial Professional before requesting us to pay financial adviser fees from this Contract rather than from other assets you may have.
RMDs From Qualified Contracts
Distributions from a Qualified Contract must commence no later than the required beginning date. For Roth IRAs, no distributions are required during the Owner’s lifetime. For IRAs other than Roth IRAs, the required beginning date is April 1 of the calendar year following the year in which you attain age 72 (or age 70 1∕2 if you reached this age prior to January 1, 2020). Under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 72 (or age 70 1∕2 if you reached this age prior to January 1, 2020) or retire.
Generally, RMDs must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the RMDs are not made, a 50% additional federal tax is imposed as to the amount not distributed. If you are attempting to satisfy these rules through partial withdrawals, the present value of future benefits provided under the Contract may need to be included in calculating the amount required to be distributed. If you enroll in our minimum distribution program, we make RMD payments to you that are designed to meet this Contract’s RMD requirements.
Diversification
Code Section 817(h) and accompanying Treasury Department Regulations imposes diversification standards on the assets underlying variable annuity contracts. The Code provides that a variable annuity contract cannot be treated as an annuity contract for any period during which its investments are not adequately diversified as required by the United States Treasury Department. If the Contract no longer qualifies as an annuity contract, you would be subject to federal income tax each year with respect to Contract earnings accrued. We intend to manage all available Index Options, and we intend that all available variable investment options be managed by the investment advisers so that they comply with these diversification standards.
Owner Control
The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which an Owner’s control of the Separate Account’s investments may cause the Owner to be treated as the owner of the Separate Account’s assets, which would cause the Contract to lose its favorable tax treatment. In certain circumstances, variable annuity contract owners have been considered for federal income tax purposes to be the owners of the separate account’s assets, due to their ability to exercise investment control over those assets. In this case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area and some of our Contract’s features, such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among any available variable investment options, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Taxation of Income Payments
We treat Income Payments as withdrawals for tax purposes while your Contract Value is positive. This means that, for Non-Qualified Contracts, gains from the entire Contract are considered to be distributed first and are subject to ordinary income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. While tax law is not entirely clear as to the proper tax treatment, once your Contract Value is reduced to zero we intend to treat Income Payments as Annuity Payments for tax purposes. For Qualified Contracts, the total Income Payment is most likely subject to ordinary income tax. If you are taking withdrawals from the Contract to satisfy the requirements for substantially equal periodic payments under Section 72(t) or 72(q) of the Code and you begin Income Payments before the required series of withdrawals is complete, you may incur additional penalties, including a 10% additional federal tax. If you begin Income Payments before age 59 1∕2 the payments will generally be subject to a 10% additional federal tax.
Taxation of Annuity Payments
For Annuity Payments from Non-Qualified Contracts, the portion of each payment included in income is determined by an exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. We determine the exclusion ratio for Annuity Payments by dividing the investment in the Contract (adjusted for any guaranteed period or refund guarantee) by the expected return anticipated to be paid as Annuity Payments (which is determined by Treasury Regulations). We determine the amount of each Annuity Payment that is excluded from income by multiplying the Annuity Payment by the exclusion ratio. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the amounts excluded from income equal the investment in the Contract) are fully taxable.
Generally, Annuity Payments from Qualified Contracts are fully taxable unless you have separately tracked and reported any after-tax contributions that you have made. Annuity Payments that are qualified distributions from Roth IRAs are federal income tax free. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.
Distributions Upon the Owner’s Death (or Annuitant’s Death If the Owner Is a Non-individual)
Section 72(s) of the Code requires that, to be treated as an annuity contract for federal income tax purposes, a Non-Qualified Contract must contain certain provisions regarding distributions when an Owner dies. Specifically, Section 72(s) requires that: (a) if an Annuitant dies on or after you annuitize the Contract, but before distribution of the entire Contract’s interest, the entire Contract’s interest must be distributed at least as rapidly as under the distribution method being used as of the Annuitant’s date of death; and (b) if any Owner (or the Annuitant if the Owner is a non-individual) dies before you annuitize the Contract, the Contract’s entire interest must be distributed within five years after the Owner’s date of death.
These requirements are satisfied as to any part of an Owner’s interest that is payable to, or for the benefit of, a designated Beneficiary and distributed over the designated Beneficiary’s life, or over a period not extending beyond that Beneficiary’s life expectancy, provided that distributions begin within one year of the Owner’s death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.
However, if the designated Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse can continue the Contract as the new Owner. If a couple is married in a jurisdiction (including a foreign country) that recognizes same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the law in the jurisdiction where they reside. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Depending on the state in which your Contract is issued, we may offer certain spousal benefits to same-sex civil union couples, domestic partners or spouses. You should be aware, however, that, if state law does not recognize the civil union or registered domestic partnership as a marriage, we cannot permit the surviving partner/spouse to continue the Contract within the meaning of the federal tax law.
Same-sex civil union couples, domestic partners and spouses should contact their financial professional and a qualified tax adviser regarding their personal tax situation, the implications of any Contract benefits based on a spousal relationship, and their partner’s/spouse’s rights and benefits under the Contract.
Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Upon death of an Owner of a Qualified Contract, the Setting Every Community Up for Retirement (SECURE) Act (contained within the Further Consolidated Appropriations Act enacted December 20, 2019) made significant changes to the payment options available to Beneficiaries of Owners who die on or after January 1, 2020. The rules discussed below reference IRA Contracts, but similar rules also apply to qualified retirement plans. With some exceptions, IRA Beneficiaries must receive their entire death benefit by December 31 following the tenth anniversary of the IRA Owner’s death.
The payments options for IRA Beneficiaries differ depending on several factors, including whether a Beneficiary is an Eligible Designated Beneficiary (EDB). An EDB includes any Beneficiary of the deceased IRA Owner who at time of death is: 1) the surviving spouse, 2) not more than ten years younger than the IRA Owner, 3) a minor child of the IRA Owner, 4) chronically ill, or 5) disabled. EDB status is determined at the IRA Owner’s death.
If you are an EDB, then you can begin RMD payments based on your single life expectancy (“stretch payments”) in the year following the deceased Owner’s death. You must begin to receive these RMD payments by December 31 of the year following the deceased Owner’s death (but see the exception for a spouse beneficiary below). If you are an EDB that elected to receive payments over your life expectancy, once you die, then your beneficiary must receive their entire death benefit by December 31 following the tenth anniversary of your death. Proposed Treasury regulations would also require your beneficiary in certain circumstances to continue stretch payments during this 10-year period.
For a minor child Beneficiary, the payments based on life expectancy may continue only until the minor child reaches the age of majority (age 18 or the age specified in Treasury Regulations). The minor child Beneficiary must receive their entire death benefit by December 31 following the tenth anniversary of reaching the age of majority.
If you were the spouse Beneficiary of the deceased Owner’s IRA Contract and your spouse had not yet reached the date at which he/she was required to begin receiving RMD payments (treating a Roth IRA as a traditional IRA for this purpose only), then you can wait to begin receiving RMD payments until the year that your spouse would have reached age 72. Alternatively, if the deceased Owner had already reached the date at which he/she was required to begin receiving RMD payments, you must begin to receive these RMD payments by December 31 of the year following the deceased Owner’s death.
If you are a designated Beneficiary (generally an individual), but are not an EDB, the entire death benefit must be distributed by December 31 after the tenth anniversary of the IRA Owner’s death. If you die before the end of the ten-year period and the entire death benefit has not been distributed, your beneficiary must receive the entire death benefit by the same date you would have been required to receive the death benefit. Proposed Treasury regulations would require you to receive a RMD each year if the Owner died on or after their required beginning date.
If the Beneficiary of the IRA Contract is a trust, current Treasury Regulations provide “see-through” treatment for trusts that meet certain requirements. If such treatment applies, the beneficiaries of the trust, rather than the trust itself will be treated as having been designated as beneficiaries of the IRA Contract for purposes of determining the distribution period for RMD payments. Due to the changes made by SECURE, there is uncertainty regarding which distribution options are available when a trust is the Beneficiary of an IRA Contract. Proposed Treasury regulations provide some additional information. Further clarification of situations involving trust Beneficiaries is expected to be provided when the Treasury Department finalizes proposed regulations. Individuals are encouraged to seek guidance from their own tax professional or legal counsel to determine how these new rules apply to their particular situation.
If the IRA Beneficiary is not a “designated beneficiary” (e.g., beneficiary is an estate, charity, or a trust that does not meet the requirements for “see-through” treatment), then the payment options are unchanged by the SECURE Act. If the IRA Owner had not yet reached the date at which he/she was required to begin receiving RMD payments (treating a Roth IRA as a traditional IRA for this purpose only), then these IRA Beneficiaries must receive their entire death benefit by December 31 following the fifth anniversary of the IRA Owner’s death. Alternatively, if the deceased Owner had already reached the date at which he/she was required to begin receiving RMD payments, these IRA Beneficiaries can begin RMD payments based on the single life expectancy of the Owner in the year of the deceased Owner’s death, reduced by one. These Beneficiaries must begin to receive these RMD payments by December 31 of the year following the deceased Owner’s death.
The SECURE Act impacts situations when the IRA Owner died before January 1, 2020 and the Beneficiary had elected stretch payments. In this situation, the stretch payments can continue to the Beneficiary, but once that Beneficiary dies, the successor beneficiary must receive any remaining death benefit by December 31 following the tenth anniversary of the original Beneficiary’s death.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

The SECURE Act may limit the annuitization options that a Beneficiary may elect at the IRA Owner’s death to comply with the new death benefit payment rules. Also, if an IRA Owner elected an annuitization option and then dies, action may be needed by the Beneficiary if any remaining Annuity Payments do not comply with the new death benefit payment rules for a Beneficiary.
Tax-Free Section 1035 Exchanges
Subject to certain restrictions, you can make a “tax-free” exchange under Section 1035 of the Code for all or a portion of one non-qualified annuity contract for another, or all of a life insurance policy for a non-qualified annuity contract. If you perform a partial 1035 exchange, please be aware that no distributions or withdrawals can occur from the old or new annuity contract within 180 days of the partial exchange, unless you qualify for an exception to this rule. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. You should consult a tax adviser to discuss the potential tax effects before making a 1035 exchange.
Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:
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you might have to pay a withdrawal charge on your previous contract,
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there is a new withdrawal charge period for this Contract,
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other fees and expenses under this Contract may be higher (or lower),
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the benefits may be different, and
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you no longer have access to any benefits from your previous contract.
If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a possible additional federal tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine the exchange is in your best interest and not just better for the person selling you the Contract.
Multiple Non-Qualified Contracts Purchased In the Same Year By the Same Owner
Code Section 72(e)(12) provides that multiple Non-Qualified deferred annuity contracts issued within the same calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining a distribution’s tax consequences. This treatment may result in adverse tax consequences, including more rapid taxation of distributions from combined contracts. For purposes of this rule, contracts received in a Section 1035 exchange are considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified Contract in any calendar year period.
Assignments, Pledges and Gratuitous Transfers
Any assignment or pledge (or agreement to assign or pledge) the Contract Value is treated for federal income tax purposes as a full withdrawal. The Contract will not qualify for tax deferral while the assignment or pledge is effective. Qualified Contracts generally cannot be assigned, pledged, or transferred to another individual. For Non-Qualified Contracts, the Contract’s cost basis is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Non-Qualified Contract (an ownership change) without adequate consideration to a person other than their spouse (or to a former spouse incident to divorce), the Owner is taxed on the difference between his or her Contract Value and the Contract’s cost basis at the time of transfer. In such case, the transferee’s investment in the Contract is increased to reflect the increase in the transferor’s income. An Owner should consult a tax adviser before requesting an assignment, transfer, or pledge.
Income Tax Withholding
Any part of a distribution that is taxable to the Owner or Beneficiary is subject to federal and/or state income tax withholding. Generally, we withhold amounts from Annuity Payments at the same rate as wages, and we withhold 10% from non-periodic payments, such as withdrawals. However, in most cases, you may elect not to have taxes withheld or to have withholding done at a different rate.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Certain distributions from retirement plans qualified under Code Section 401 that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% federal income tax withholding. The 20% withholding requirement generally does not apply to:
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a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of ten years or more; or
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RMDs; or
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any part of a distribution not included in gross income (for example, returns of after-tax contributions); or
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hardship withdrawals.
Plan participants should consult a tax adviser regarding income tax withholding requirements.
Federal Estate Taxes
While no attempt is being made to discuss the Contract’s federal estate tax implications, an Owner should keep in mind the annuity contract’s value payable to a Beneficiary upon the Owner’s death is included in the deceased Owner’s gross estate. Depending on the annuity contract, the annuity’s value included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary, or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.
Generation-Skipping Transfer Tax
The Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations may require us to deduct this tax from your Contract, or from any applicable payment, and pay it directly to the IRS.
Foreign Tax Credits
We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.
Possible Tax Law Changes
Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the Contract’s tax treatment could change. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.
We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

13. Other Information
The Registered Separate Account
We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.
The Separate Account holds the AZL Government Money Market Fund's shares that have been purchased with Contract assets. We keep the Separate Account assets separate from the assets of our general account and other separate accounts, including the non-unitized separate accounts we established in connection with the Index Options. The Separate Account is divided into subaccounts, each of which invests exclusively in a variable investment option. The only currently available variable investment option is the AZL Government Money Market Fund.
We own the assets of the Separate Account. Income, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of the our other assets. The Separate Account’s assets are insulated, so that the assets cannot be used to pay any of our liabilities, other than those arising from the investment of Contract assets in the AZL Government Money Market Fund.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and expenses. The obligations under the Contracts are obligations of Allianz Life. We are obligated to pay all amounts promised to investors under the Contracts.
Our General Account
Our general account holds all our assets other than assets in our separate accounts. We own our general account assets, and, subject to applicable law, have sole investment discretion over them. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. We have not registered our general account as an investment company under the Investment Company Act of 1940.
Our general account assets fund guarantees provided in the Contracts, including obligations associated with Income Payments and the death benefit. Contract Value that you apply to Annuity Payments becomes part of our general account.
Our Unregistered Separate Account
We hold the assets you allocate to the Index Options in Separate Account IANA, which we established under Minnesota Insurance Law for the purpose of supporting our obligations to pay Performance Credits. We invest the assets in Separate Account IANA in hedging instruments, including derivative hedging instruments such as put and call options, as well as cash and fixed income securities. Like our general account, the assets in Separate Account IANA are subject to our general business operation liabilities and the claims of our creditors. An Owner who allocates Contract Value to an Index Option does not have any interest in or claim on the assets in Separate Account IANA. In addition, neither the Owner nor these Index Options participate in any way in the performance of assets held in Separate Account IANA.
Distribution
Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. ALFS is a limited liability company organized in Minnesota, and is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. ALFS is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). ALFS is not a member of Securities Investors Protection Corporation. More information about ALFS is available at finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.
We have entered into a distribution agreement with ALFS for the distribution of the Contracts. ALFS also may perform various administrative services on our behalf.
We may fund ALFS operating and other expenses, including:
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overhead,
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legal fees,
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accounting fees,
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Financial Professional training,
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compensation for the ALFS management team, and
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other expenses associated with the Contracts.
Financial Professionals and their managers may also be eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with ALFS. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.
ALFS does not itself sell the Contracts on a retail basis. Rather, ALFS enters into selling agreements with other broker-dealers registered under the 1934 Act (selling firms) for the sale of the Contracts. We pay sales commissions to the selling firms and their Financial Professionals. The maximum commission payable to the selling firms for Contract sales is expected to not exceed 7% of Purchase Payments. Sometimes, we enter into an agreement with a selling firm to pay commissions as a combination of a certain amount of the commission at the time of sale and a trail commission which, when totaled, could exceed 7% of Purchase Payments.
As of December 31, 2022, no Contract offered by this prospectus had been sold. Therefore, we have not included any underwriting commissions paid to ALFS.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

We and/or ALFS may make bonus payments to certain selling firms based on aggregate sales of our variable insurance contracts (including this Contract) or persistency standards, or as part of a special promotion. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms. In some instances, the amount paid may be significant.
A portion of the payments made to selling firms may be passed on to their Financial Professionals. Financial Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.
Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account. We intend to recover commissions and other expenses indirectly through fees and expenses imposed under the Contract.
Broker-dealers and their Financial Professionals and managers involved in sales of the Contracts may receive payments from us for administrative and other services that do not directly involve the sale of the Contracts, including payments made for recordkeeping, the recruitment and training of personnel, production of promotional literature and similar services. In addition, certain firms and their Financial Professionals may receive compensation for distribution and administrative services when acting in a wholesaling capacity and working with retail firms.
In certain instances, we and/or ALFS may make payments to a broker-dealer for inclusion of this Contract in its list of products that it offers for sale.
We and/or ALFS may pay certain selling firms additional marketing support allowances for:
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marketing services and increased access to their Financial Professionals;
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sales promotions relating to the Contracts;
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costs associated with sales conferences and educational seminars;
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the cost of client meetings and presentations; and
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other sales expenses incurred by them.
We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker-dealer firm and the amount of any such payment.
We may also make payments for marketing and wholesaling support to broker-dealer affiliates of variable investment options that are available through the variable annuities we offer.
Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.
Some Financial Professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
The AZL Government Money Market Fund assesses a Rule 12b-1 fee of 0.25% of the fund’s average daily net assets for the most recent calendar year. This fee is paid to ALFS as consideration for providing distribution and certain other services and incurring certain expenses permitted under the fund’s plan.
In certain instances, an investment adviser and/or subadviser (and/or their affiliates) of a variable investment option may make payments for administrative services to ALFS or its affiliates.
We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.
Additional Credits for Certain Groups
We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.
Administration/Allianz Service Center
The Allianz Service Center performs certain administrative services regarding the Contracts and is located at 5701 Golden Hills Drive, Minneapolis, Minnesota. The Service Center mailing address and telephone number are listed at the back of this prospectus. The administrative and routine customer services performed by our Service Center include processing and mailing of account statements and other mailings to Owners, responding to Owner correspondence and inquiries. Allianz

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Life also contracts with Tata Consultancy Services (Tata) located at #42(P) & 45(P), Think Campus, Electronic City, Phase II, Bangalore, Karnataka 560100, India, to perform certain administrative services including:
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issuance and maintenance of the Contracts,
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maintenance of Owner records, and
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routine customer service including:
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processing of Contract changes,
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processing withdrawal requests (both partial and total), and
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processing requests for fixed annuity payments.
Services performed by Tata are overseen and quality control checked by our Service Center.
To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectus for the AZL Government Money Market Fund, may be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call our Service Center at the toll-free telephone number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.
Legal Proceedings
We and our subsidiaries, like other life insurance companies, from time to time are involved in legal proceedings of various kinds, including regulatory proceedings and individual and class action lawsuits. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any such proceedings cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened legal proceedings to which we, the Separate Account, or ALFS is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contracts, or ALFS ability to perform its obligations.
Status Pursuant to Securities Exchange Act of 1934
Allianz Life hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

14. Information on Allianz Life
[To be updated by amendment]
Allianz Life is a stock life insurance company organized under the laws of the State of Minnesota in 1896. Our address is 5701 Golden Hills Drive, Minneapolis, MN 55416. We are a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a financial holding company. AZOA is a wholly owned subsidiary of Allianz Europe, B.V., which in turn is a wholly owned subsidiary of Allianz SE, which is registered in Munich, Germany. We currently offer fixed index annuities, individual life insurance, and registered index-linked annuities. We are licensed to do direct business in 49 states and the District of Columbia.
Directors, Executive Officers and Corporate Governance
BOARD OF DIRECTORS
The Board currently consists of eight members, including our Chair, our President and Chief Executive Officer, our Chief Financial Officer and Treasurer, three independent outside board members, and two non-independent board members. Age and positions are provided as of December 31, 2022, except as otherwise noted.
The Board holds regular quarterly meetings, generally in February, April/May, July/August, and October/November of each year, and holds special meetings or takes action by unanimous written consent as circumstances warrant. There were two special meetings of the Board held in 2021. The Board has standing Executive, Audit, and Nomination, Evaluation and Compensation Committees, each of which is described in further detail below.
The current members of our Board are as follows.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Andreas G. Wimmer
Director and Chair of the Board
Andreas G. Wimmer, age 47, currently serves as the Chair of Allianz Life’s Board of Directors and as the Chair of its Executive Committee, effective January 1, 2022. Mr. Wimmer currently serves as a Member of the Board of Management of Allianz SE since October 2021. Previously, Mr. Wimmer served as the Chief Executive Officer of Allianz Lebensversicherungs-AG from January 2020 to March 2022 and as a Member of the Board of Management of Allianz Deutschland AG from January 2020 to October 2021, respectively. Previously, Mr. Wimmer served as a member of the Board of Management, Corp. Clients of Allianz Lebensversicherungs-AG from 2015 to 2019.
Mr. Wimmer brings to the Board extensive experience in the financial services and insurance industries, as well as extensive experience in investments and asset management, including serving as a Member of the Board of Management of Allianz SE, Asset Management, US Life Insurance.
Jasmine M. Jirele
Director, President, and Chief Executive Officer
Jasmine M. Jirele, age 44, joined Allianz Life in 2018 and currently serves as the President and Chief Executive Officer and a member of the Board of Directors and its Executive Committee effective September 1, 2021. Ms. Jirele also serves as the Chair of the Board and the Chief Executive Officer of Allianz Life of New York. She also serves as the Chair of the Board of AZOA Services Corporation and as the Chair of its Shared Plans Management Committee. Ms. Jirele also serves as a Governor of Allianz Individual Insurance Group, LLC, TruChoice Financial Group, LLC, and Allianz Investment Management U.S. LLC, respectively. She also serves as director of Allianz Australia Life Insurance Holdings Limited and Allianz Australia Life Insurance Limited.
Previously, Ms. Jirele was a Governor of Allianz Investment Management LLC from January 1, 2021 to February 15, 2022. Ms. Jirele was also the Senior Vice President, Chief Growth Officer of Allianz Life from October 1, 2018 to August 31, 2021. In that role, Ms. Jirele was responsible for the oversight of new business strategy, product innovation, marketing, and corporate communications. Prior to that, Ms. Jirele was the Executive Vice President, Head of Customer Excellence at Wells Fargo Consumer Bank/Consumer Auto. Prior to that, Ms. Jirele spent nine years at Allianz Life as the Senior Vice President of Enterprise Operations from 2012 to 2015, Vice President of Market Management and Product Innovation from 2009 to 2012, Director of Executive Projects from 2007 to 2009, and Director of Marketing/Communications from 2006 to 2007, respectively.
Ms. Jirele brings to the Board extensive operations, product innovation, marketing and communications, growth strategy and insurance industry experience.
William E. Gaumond
Director, Senior Vice President, Chief Financial Officer and Treasurer
William E. Gaumond, age 48, joined Allianz Life in 2004 and currently serves as Senior Vice President, Chief Financial Officer and Treasurer, and as a member of the Board of Directors since January 1, 2016. He also serves as a Director, the Chief Financial Officer and Treasurer and as a member of its Executive Committee and Chair of Finance Committee of Allianz Life of New York.
Mr. Gaumond also serves as the Chief Financial Officer of Allianz Foundation for North America, and as a Governor of Allianz Individual Insurance Group, LLC, TruChoice Financial Group, LLC, Allianz Life Financial Services, LLC, Allianz Investment Management U.S. LLC, and Allianz Strategic Investments, LLC, respectively. Mr. Gaumond also serves as a Director and President of Allianz Fund Investments, Inc., AZL PF Investments, Inc., and Dresdner Kleinwort Pfandbriefe Investments II, Inc., respectively. Mr. Gaumond is also a Director of Questar Agency, Inc., Questar Capital Corporation, Yorktown Financial Companies, Inc., Allianz of America, Inc., Allianz Real Estate of America LLC, Allianz Technology of America, Inc., and PFP Holdings, Inc., respectively. He is also a Director and the President of AZOA Services Corporation. Mr. Gaumond also serves as a Director and the Chief Financial Officer and Treasurer of Allianz Finance Corporation. Mr. Gaumond previously served as a Director of Questar Asset Management, Inc. from January 2016 to September 2021. Mr. Gaumond is responsible for all finance and risk management functions, with oversight of the controller, financial planning, treasury, and corporate risk management areas.
Mr. Gaumond brings to the Board extensive financial services, investment, and insurance industry experience, including serving as Chief Financial Officer and Treasurer of Allianz Life and Allianz Life of New York.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Udo Frank
Director
Udo Frank, age 62, joined Allianz Life’s Board of Directors on May 1, 2015 and also serves as the Lead Independent Director, the Chair of its Audit Committee and as a member of its Nomination, Evaluation and Compensation Committee and its Executive Committee. Mr. Frank has over 30 years of experience in the financial services and insurance industries. Mr. Frank worked for various Allianz SE investment and asset management affiliates from 1994 to 2014, including serving in numerous executive positions. In 2001, Mr. Frank was appointed as the Global Chief Executive Officer of RCM Capital Management, LLC. In 2012, he was appointed the Head of Product Management and Chief Marketing Officer of Allianz Global Investors – U.S.
Mr. Frank brings to the Board extensive experience in the financial services and insurance industries, as well as extensive experience in investments and asset management.
Anna Sophie Herken
Director
Anna Sophie Herken, age 50, joined Allianz Life’s Board of Directors on October 1, 2019. She also serves as the Chair of Allianz Foundation for North America Board of Directors and as its President, effective October 15, 2021. She also serves as the Business Division Head of Allianz Asset Management GmbH since April of 2018. Ms. Herken also serves as a board member of CPIC Fund Management Ltd. since July 2019. Prior to that, Ms. Herken was Chief Financial Officer and Chief Operating Officer of Hasso Plattner Capital Germany from 2016 to 2018, Managing Director of Hertie School of Governance GmbH from 2011 to 2016. Ms. Herken holds an MBA from the University of Cambridge, Law and Judge Degrees.
Ms. Herken brings to the Board extensive experience in the financial service industry, as well as extensive experience in working for international financial organizations with a focus on finance and asset management.
Kevin E. Walker
Director
Kevin E. Walker, age 59, joined Allianz Life’s Board of Directors on May 23, 2017, and also serves as a member of its Audit Committee and Chair of its Nomination, Evaluation and Compensation Committee. Mr. Walker also serves on the Board of Directors of Allianz Life of New York as of October 1, 2018. Mr. Walker serves as the Chair and Director of Allianz Reinsurance America, Inc., and is a member of its Audit Committee since January 1, 2017. Mr. Walker has over 30 years of insurance and financial services experience. Mr. Walker served at various Allianz affiliates throughout his career, most recently as the President and Chief Executive Officer of Allianz Reinsurance America, Inc. from 2015 to 2016. Mr. Walker has also served as a director and officer for several other Allianz affiliates.
Mr. Walker brings to the Board extensive experience in the insurance industry, as well as extensive experience in finance and operations.
Walter R. White
Director
Walter R. White, age 65, joined Allianz Life in 2009, became an Allianz Life Board member in 2012. Previously, Mr. White served as the President and Chief Executive Officer from January 1, 2012 through September 1, 2021, and most recently as Senior Advisor through December 31, 2021. Mr. White also previously served as the Chair of the Board and the Chief Executive Officer of Allianz Life of New York, and as a Board member and the President of AZOA Services Corporation and served as the Chair of its Shared Plans Management Committee. Mr. White also served as a Governor of Allianz Individual Insurance Group, LLC, Allianz Investment Management LLC, Allianz Investment Management U.S. LLC, and TruChoice Financial Group, LLC, respectively. In addition, Mr. White previously served as a Director of Questar Capital Corporation and Questar Agency, Inc. Mr. White served as Chair, Chief Executive Officer and President of Allianz Life and Annuity Company from 2012 to 2017.
Mr. White brings to the Board extensive financial services and brokerage experience as well as key strategic planning and leadership skills developed as the former President and Chief Executive Officer of Allianz Life and the former President of Woodbury Financial.

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Howard E. Woolley
Director
Howard E. Woolley, age 64, joined Allianz Life’s Board of Directors on May 1, 2020 and is a member of its Audit Committee and its Nomination, Evaluation and Compensation Committee. In 2015, Mr. Woolley formed Howard Woolley Group LLC, a strategic business and public policy firm serving leading technology and wireless industry clients, and serves as its President. He is a leader in the field of regulatory risk management, public policy, and government affairs. Mr. Woolley is an NACD Leadership Fellow and an international member of the Australian Institute of Company Directors. Howard serves on the board of directors of Apple Hospitality REIT, Inc., a publicly traded real estate investment trust that owns hotels across the United States. He also serves as the Lead Independent Director, Chair of the Nominations and Governance Committee and is a member of the Compensation Committee for telecommunications company SOMOS Inc. He serves on the boards of trustees for Johns Hopkins Medicine, Johns Hopkins University and Syracuse University. Mr. Woolley is co-chair of the Johns Hopkins University & Medicine External Affairs Committee and serves on the Johns Hopkins Medicine Executive Committee and the Syracuse University Audit and Academic Affairs Committees.
Mr. Woolley brings to the Board more than 20 years of extensive board experience and brings a wealth of experience and insights in several areas, including risk management.
EXECUTIVE OFFICERS
The current executive officers (other than Ms. Jirele and Mr. Gaumond) are as follows. Age and positions are provided as of December 31, 2022, except as otherwise noted.
Eric J. Thomes
Senior Vice President, Chief Distribution Officer
Eric J. Thomes, age 49, joined Allianz Life in 1995 and currently serves as the Senior Vice President, Chief Distribution Officer of Allianz Life since April 1, 2019. He also serves as the President and a Director of Allianz Life of New York. Mr. Thomes also serves as a Governor, and as the Chief Executive Officer and Chief Manager of Allianz Life Financial Services, LLC. Mr. Thomes also serves as a Governor of Allianz Individual Insurance Group, LLC, and TruChoice Financial Group, LLC, respectively. He also serves as the Chair and as a Director of Yorktown Financial Companies, Inc., Questar Agency, Inc. and Questar Capital Corporation, respectively. Mr. Thomes is responsible for the development, design and implementation of Allianz Life’s and Allianz Life of New York’s sales and distribution strategies. Prior to his current roles, Mr. Thomes served as the Field Senior Vice President, FMO Sales from 2009 to 2019. He also served as the President of Allianz Individual Insurance Group, LLC from 2005 to 2018 and as a Director of Questar Asset Management, Inc. from April 2019 to September 2021, respectively.
Gretchen Cepek
Senior Vice President, General Counsel, and Secretary
Gretchen Cepek, age 53, joined Allianz Life in 2009 and currently serves as Senior Vice President, General Counsel and Secretary since February 17, 2012. In this role, Ms. Cepek is responsible for the legal, ethics, and compliance departments as well as government relations and the special investigations unit. She also serves as the Chief Legal Officer and Secretary of Allianz Life of New York, and General Counsel and Secretary of AZOA Services Corporation. Previously, Ms. Cepek served as the Secretary for Allianz Life and Annuity Company from 2012 to 2017, and the Vice President of Legal Business Operations, Distribution and Product Development of Allianz Life from 2009 to 2012. Ms. Cepek received her J.D. from Valparaiso University School of Law in 1993.
Susan M. Sachatello
Senior Vice President, Chief Growth Officer
Susan M. Sachatello, age 55, joined Allianz Life in September 2021 and currently serves as the Senior Vice President, Chief Growth Officer and as a Governor of Allianz Strategic Investments LLC. Ms. Sachatello leads development of the Company’s strategy, and has overall accountability for New Markets, Ventures, Product Innovation, Enterprise Marketing and Experience Management, Strategic Communications, Community Engagement and Sponsorships, and Enterprise Agile.
Previously, Ms. Sachatello was the Chief Marketing and Sales Officer of Principal Advisory Services within Principal Financial Group from May 2020 to September 2021 where she built a team to deliver effective marketing, strategy, distribution and customer and advisor experience for a board-directed growth business extending the strength in group distribution into a new Individual business model across Retirement, Annuity and Life product lines. Ms. Sachatello was

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also the Senior Vice President, Marketing and Customer Experience of CUNA Mutual Group from 2011 to 2020 where she directed strategy, CX, marketing, sales and customer operations for a $1.4B business selling life, health and auto insurance. Ms. Sachatello also held Chief Marketing Officer positions for Lands’ End, LBrands, and DoubleClick (now Google Ad Manager). Ms. Sachatello holds a Bachelor of Arts degree in Economics and English from the University of Richmond, and a Master of Business Administration from the College of William and Mary.
Neil H. McKay
Senior Vice President, Chief Actuary
Neil H. McKay, age 60, joined Allianz Life in 1999 and currently serves as the Senior Vice President, Chief Actuary of Allianz Life since May 15, 2000. Mr. McKay also serves as the Chief Actuary of Allianz Life of New York since April 8, 2014. He also served as a Director and the Chief Actuary of Allianz Life and Annuity Company from 2007 to 2017. Mr. McKay is responsible for all of the actuarial functions of Allianz Life and Allianz Life of New York, including the actuarial assumptions underlying its products and the rate setting associated with existing and new products.
Jean-Roch P.F. Sibille
Senior Vice President, Chief Investment Officer
Jean-Roch P.F. Sibille, age 39, joined Allianz Life in 2019 and currently serves as the Senior Vice President, Chief Investment Officer since May 3, 2022. He also currently serves as the Chief Investment Officer of Allianz Life of New York, and the Chief Investment Officer of Allianz Life Insurance Company of Missouri, LLC, respectively. Mr. Sibille is a Governor and the Chief Executive Officer of Allianz Investment Management U.S. LLC and a Governor of Allianz Strategic Investments, LLC, respectively. In addition, he also serves as a Director and Vice President and Treasurer of AZL PF Investments Inc., Dresdner Kleinwort Pfandbriefe Investments II Inc., and Allianz Fund Investments, Inc., respectively. Mr. Sibille leads the investment management, liquidity planning, hedging, and trading functions at Allianz Life. He is also a member of the global Allianz Investment Management Board, which serves the Allianz Group of insurance companies. Previously, Mr. Sibille served as the Senior Vice President, Chief Risk Officer and Chief Credit Officer of Allianz Life and as the Chief Risk Officer of Allianz Life of New York from January 2019 to May 2022. Prior to his current roles, he spent four years at Allianz SE as the Head of Market Risk Management and Risk Reporting, and Head of the Independent Validation Unit. Mr. Sibille also has broad work experience in risk management with AXA Belgium and McKinsey and Company.
Mr. Sibille earned an Executive Master of Business Administration at the Kellogg-WHU School of Management, a Ph.D. in Finance from the University of Liѐge, and a Master in Business Engineering at the University of Namur.
Jenny L. Guldseth
Senior Vice President, Chief Human Resources Officer
Jenny L. Guldseth, age 46, joined Allianz Life in 2005 and currently serves as the Senior Vice President, Human Resources Officer since January 1, 2019. In this position, Ms. Guldseth is responsible for setting strategy and leading the Human Resources and Facilities departments to improve business results and increase employee engagement. Ms. Guldseth is also a Director of the Allianz Foundation for North America, the Chief Human Resources Officer of AZOA Services Corporation, and the Chair of its Employee Benefits Administration Committee and a member of its Benefit Plans Investment Committee and the Shared Plans Management Committee, respectively. Ms. Guldseth has over ten years of experience at Allianz Life, including having served as the Vice President, Rewards and Performance from 2017 to 2018, the Assistant Vice President of Rewards and Performance from 2013 to 2017, and Manager, Human Resource Business Partner from 2010 to 2013. In these positions, she was responsible for the Performance and Compensation functions for Allianz Life and the benefits functions for multiple U.S.-based affiliate companies.
CORPORATE GOVERNANCE
Committees of the Board
The Executive Committee of the Board (“Executive Committee”) is currently composed of Mr. Wimmer (Chair), effective January 1, 2022, and Ms. Jirele (who replaced Mr. White as a committee member as of September 1, 2021) and Mr. Frank. The function of the Executive Committee is to exercise the authority of the Board between meetings of the Board, with the exceptions set forth in Allianz Life’s By-Laws. The Executive Committee did not meet in 2021.
The Audit Committee of the Board is currently composed of Messrs. Frank (Chair), Walker and Woolley. The Audit Committee is responsible for overseeing Allianz Life’s accounting and financial reporting and control processes on behalf of the Board, which includes assisting with Board oversight of (1) quality and integrity of Allianz Life’s financial

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statements, (2) Allianz Life's compliance with legal and regulatory requirements, (3) the qualifications, independence and fees of the independent-auditors, (4) Allianz Life’s system of internal controls and (5) the performance of Allianz Life's internal audit function. The Board has determined that each member of the Audit Committee is financially literate. The Audit Committee met four times in 2022.
The Nomination, Evaluation and Compensation Committee (NEC Committee) is currently composed of Messrs. Walker (Chair), Frank and Woolley. The NEC Committee’s purpose is to (1) nominate candidates for director for election, (2) evaluate the performance of officers deemed to be “principal officers,” and (3) recommend to the Board the selection and compensation of the “principal officers.” The NEC Committee met once in 2022.
Independence of Certain Directors
Allianz Life is not subject to the independence standards of the New York Stock Exchange or any other national securities exchange, but is subject to the independence standards required under the Model Audit Rule. Applying the independence standards of the Model Audit Rule to the current members of the Board, the Board has determined that Messrs. Frank, Walker and Woolley are “independent” under the Model Audit Rule.
Code of Ethics
All of our officers and employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are subject to Allianz Life’s Code of Ethics.
Executive Compensation
Compensation Discussion and Analysis
In this section, we provide an overview of the goals and principal components of our executive compensation program and describe how we determine the compensation of our “Named Executive Officers” or “NEOs.” For 2022, our NEOs were:
•
Walter R. White, President and Chief Executive Officer(1)
•
Jasmine M. Jirele, President and Chief Executive Officer(2)
•
William E. Gaumond, Senior Vice President, Chief Financial Officer and Treasurer
•
Eric J. Thomes, Senior Vice President, Chief Distribution Officer
•
Neil H. McKay, Senior Vice President, Chief Actuary
•
Gretchen Cepek, Senior Vice President, General Counsel, and Secretary
(1)
Mr. White served as President and Chief Executive Officer until September 1, 2021, he then transitioned to Senior Advisor until his retirement on December 31, 2021.
(2)
Ms. Jirele has served as President and Chief Executive Officer since September 1, 2021, prior to that she was the Senior Vice President, Chief Growth Officer.
The details of each NEO’s compensation may be found in the Summary Compensation Table and other compensation tables included in this Executive Compensation section.
Executive Summary
Allianz Life’s compensation programs are intended to align our NEOs’ interests with those of our ultimate stockholder, Allianz SE, the ultimate parent company of Allianz Life. Allianz Life's compensation programs are designed to reward performance that meets or exceeds the goals established by the Compensation Committee, a management committee of Allianz Life. Allianz Life is tasked with establishing the executive compensation philosophy. In line with Allianz Life’s compensation philosophy described below, the total compensation received by our NEOs will vary based on individual and corporate performance in light of annual and long-term performance goals. Our NEOs’ total compensation is composed of a mix of annual base salary, annual cash awards based on corporate objectives and executive performance factors and long-term equity incentive awards in the form of restricted stock units of the equity securities of Allianz SE.
Compensation Philosophy and Strategy
Overview
The overriding goal of Allianz Life’s executive compensation programs is to attract, retain and motivate top-performing executive officers who will dedicate themselves to long-term financial and operational success. To this end, Allianz Life has structured the executive compensation programs to foster a pay-for-performance management culture by:
•
providing total compensation opportunities that are competitive with the levels of total compensation available at the large diversified financial services companies with which Allianz Life most directly competes in the marketplace;

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•
setting performance metrics and objectives for variable compensation arrangements that reward executives for attaining both annual targets and long-term business objectives, thereby providing individual executives with the opportunity to earn above-average compensation by achieving above-average results;
•
establishing equity-based arrangements that align executives’ financial interests with those of Allianz SE by ensuring executives have a material financial stake in the equity value of Allianz SE and the business success of its affiliates; and
•
structuring compensation packages and outcomes to foster internal pay equity.
Compensation Components
To support this pay-for-performance strategy, Allianz Life’s total compensation program provides a mix of compensation components that bases the majority of each executive’s compensation on their success and on an assessment of each executive’s overall contribution to that success.
Compensation Element	Description	Objective
Base Salary
Fixed rate of pay that compensates employees for fulfilling their basic job responsibilities. For NEOs, increases are generally provided in the case of a significant increase in responsibilities or a significant discrepancy versus the market.
Attract and retain high-caliber leadership.
Annual Incentive Plan	Incentive compensation that promotes and rewards the achievement of annual performance objectives through awards under the Allianz Life Annual Incentive Plan (“AIP”).	• Link compensation to annual performance results. • Attract and motivate high-caliber leadership. • Align the interests of NEOs and our stockholder.
Performance-Based Equity Incentives	Incentive compensation through restricted stock unit awards made under the Allianz Equity Incentive Plan (“AEI”) that promotes and rewards the achievement of long term performance objectives.	• Retain high-caliber leadership with multi-year vesting. • Align the interests of NEOs and our stockholder.
Severance Arrangements	Severance payments to employees, including NEOs, under certain company-initiated termination events.	Compensate employees for situations where the employee’s employment is involuntarily terminated in a qualifying termination of employment.
Perquisites-Benefits
Perquisites provided to our NEOs include employer matching
contributions to the NEOs’ accounts in the 401(k) plan and may also include the payment of life insurance premiums, relocation reimbursements, and reimbursements for financial planning, tax preparation services, and spousal travel expenses.
Provide market competitive total compensation package.
In addition, Allianz Life offers all employees, including our NEOs, broad-based benefits, including comprehensive medical, dental and vision insurance, group term life insurance and participation in a 401(k) plan.
How Compensation Decisions Are Made
Role of the Board of Directors and Compensation Committee
The framework governing the executive compensation policies for Allianz Life, except as such policies relate to the compensation for the Chief Executive Officer, is set through the Compensation Committee of Allianz Life. Decisions affecting the compensation of the Chief Executive Officer are outside the scope of the Allianz Life Compensation Committee. Any such decisions are made by Allianz SE, subject to review by the NEC Committee, and final approval by Allianz Life’s Board of Directors. With respect to the compensation of other “principal officers” selected by the Board for purposes of the duties of the NEC Committee under Minn. Stat. § 60D.20, subd. 3(d), the Compensation Committee’s decisions are similarly subject to review by the NEC Committee and final approval by Allianz Life’s Board. The “principal

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officers” include the Chief Executive Officer, Chief Financial Officer, and General Counsel. Allianz Life’s Board has delegated the following responsibilities to the Compensation Committee:
•
In general, establish the compensation philosophy and strategy of Allianz Life and oversee the development and implementation of compensation, benefit, and perquisite programs for corporate executives consistent with the principles of ensuring that leadership is compensated effectively in a manner consistent with the stated compensation strategy, internal equity considerations, competitive practices, shareholder interests, and the requirements of any applicable regulatory bodies in order to attract and retain high-quality leadership. This responsibility includes periodic review of Allianz Life’s compensation programs to pursue certain goals, with the expectation that changes will be made periodically to ensure these goals are attained.
•
Review and approve the establishment of, or material modification to, any executive incentive compensation plans or programs for Allianz Life.
•
Review and approve any special benefits or perquisites in effect for, or offered to, any prospective, current or former Allianz Life employee, regardless of the employee’s level or assignment within Allianz Life. Such benefits and perquisites are those that are unusual or different from the benefits offered to all similarly-situated employees.
•
Review and approve any employment agreements proposed to be made with any prospective or current employee of Allianz Life.
•
Review and approve any individual severance agreement with any Allianz Life officer. This does not include an arrangement where the employee receives severance or incentive payments under existing terms of a broad-based benefit or compensation plan.
•
Oversee Allianz Life’s compliance with regulations with respect to compensation matters and adopt and monitor adherence to global and local process requirements and timelines, including those required under the Corporate Rules (as defined under the Allianz Life Standard for Corporate Rules) mandated by Allianz SE.
The Compensation Committee will at all times be composed of at least three members who are appointed by the full Board of Directors of Allianz Life. The Compensation Committee currently consists of the following members: the Chair of the Board, the Chief Executive Officer, and the Chief Human Resources Officer. The Compensation Committee also utilizes internal personnel to provide advice to the Compensation Committee regarding market trends in compensation policies at competing companies and on a more macro level.
Following its review and decision, the Compensation Committee produces and submits a report on executive compensation to Allianz Life’s Board of Directors at its request. With respect to the compensation of “principal officers” selected by Allianz Life’s Board for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), the Compensation Committee produces and submits a report on executive compensation proposed for the designated “principal officers” to the NEC Committee for its review and recommendation to Allianz Life’s Board for final approval.
Role of the Chief Executive Officer
Our Chief Executive Officer assists the Compensation Committee in its review of the total compensation of all the NEOs except themself. The Chief Executive Officer provides the Compensation Committee with their assessment of the NEOs’ respective performance relative to the corporate and individual goals and other expectations set for them for the preceding year. The Chief Executive Officer then provides their recommendation for each NEO’s total compensation and the appropriate goals for each NEO in the year to come. However, the Compensation Committee is not bound by the Chief Executive Officer’s recommendations.
Role of Allianz Life’s Human Resources
Allianz Life’s Human Resources supports the Compensation Committee on executive compensation matters by being responsible for many of the organizational and administrative tasks that underlie the compensation review and determination process and making presentations on various topics. Allianz Life’s Human Resources efforts include, among other things:
•
evaluating the compensation data from industry groups, national executive pay surveys, and other sources for the NEOs and other executive officers as appropriate;
•
gathering and correlating performance ratings and reviews for individual executive officers, including the NEOs;
•
reviewing executive compensation recommendations against appropriate market data and for internal consistency and equity; and
•
reporting to, and answering requests for information from, the Compensation Committee.
Allianz Life’s Human Resources officers also coordinate and share information with their counterparts at Allianz SE.

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Use of Competitive Compensation Data
Because Allianz Life competes most directly for executive talent with other large diversified financial services companies, Allianz Life regards it as essential to regularly review the competitiveness of the total compensation programs for executives to ensure that Allianz Life provides compensation opportunities that compare favorably with the levels of total compensation offered to similarly situated executives by other companies that participate in the compensation surveys in which Allianz Life participates. Allianz Life relies primarily on external market surveys of corporate compensation and benefits published by various national compensation consulting firms, especially salary surveys focusing on insurance companies. In addition, other factors taken into account include the average revenues and number of employees of companies that participate in such surveys.
All these information sources are employed to measure and compare actual pay levels not only on an aggregate, total compensation basis, but also to break down the total compensation program component by component to review and compare specific compensation elements as well as the particular mixes of fixed versus variable, short-term versus long-term, and cash versus equity-based compensation at the surveyed companies. This information, as collected and reviewed by Allianz Life’s Human Resources, is submitted to the Compensation Committee for review and discussion.
Internal Pay Equity Analysis
Allianz Life’s compensation programs are designed with the goal of providing compensation to our NEOs that is fair, reasonable, and competitive. To achieve this goal, Allianz Life believes it is important to compare compensation paid to each NEO not only with compensation paid by the surveyed companies, as discussed above, but also with compensation paid to each of our other NEOs. Such an internal comparison is important to ensure that compensation is equitable among our NEOs.
Components of Total Compensation For Our NEOs
Allianz Life provides total compensation to our NEOs that consists of several components. These components include the three components of the total compensation program (i.e., base salary, annual incentives, and equity) as well as: (i) retirement, health, and other benefit programs; (ii) severance benefits; and (iii) perquisites.
Base Salary
Allianz Life’s philosophy is to make base salary a relatively small portion of the overall compensation package for our NEOs, which Allianz Life believes is common in the industry in which we operate. The amount of the base salary awarded to NEOs is based on the position held, the NEO’s tenure, the scope of the position’s responsibilities, and the NEO’s own performance, all of which are reviewed with the aid of market survey data. Using this data, Allianz Life maintains a 50th percentile pricing philosophy, comparing base salaries against the median for comparable salaries at surveyed companies, unless exceptional conditions require otherwise.
With respect to the base salary of our Chief Executive Officer, the Chair of the Board considered the Chief Executive Officer’s experience, performance, and contribution to overall corporate performance when determining their base salary for 2022 for recommendation to the NEC Committee. Base salaries for our other NEOs for 2022 were also set by the Compensation Committee based upon each NEO’s individual experience and contribution to the overall performance of Allianz Life, and subject to Allianz SE Compensation Committee reviews and, with respect to the base salaries of “principal officers” selected by Allianz Life’s Board of Directors for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), subject to NEC Committee review and recommendation to Allianz Life’s Board for final approval.
AIP
Allianz Life offers annual cash bonuses to certain executive officers under the AIP. The AIP is designed to improve performance and profitability by motivating employees to accomplish organizational objectives and financial goals. Bonus awards that may be paid pursuant to the AIP are within the sole discretion of the Compensation Committee, and with respect to our CEO, the Chair of the Board, and are intended to:
•
reward the performance of participants who have made significant contributions to the achievement of annual goals and objectives;
•
provide an incentive that will encourage future superior individual performance; and
•
encourage the retention of employees who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success of Allianz Life.

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Following the performance year, the Compensation Committee approved a specific amount of cash awards to be made pursuant to the AIP to executive officers, including our NEOs, for the 2022 performance year. The amount determined to be available for such awards was at the discretion of the Compensation Committee and was dependent upon many factors as outlined previously, including, but not limited to, current financial performance and contributions of our NEOs in achieving performance objectives, and with respect to the awards to the “principal officers” selected by Allianz Life’s Board for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), subject to NEC Committee review and recommendation to Allianz Life’s Board for final approval.
AEI
The AEI is (a) one part of the variable compensation component for certain individuals within designated classes of employees at Allianz Life or (b) offered by Allianz Life to select senior employees as an additional part of their variable compensation on a case by case basis. The AEI is granted in the form of restricted stock units of Allianz SE (“RSUs”). The award of RSU’s are intended to:
•
reward the performance of participants who have made significant contributions to the achievement of their company’s annual goals and objectives,
•
provide an incentive that will encourage future superior individual performance, and
•
encourage the retention of employees who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success Allianz.
Awards made pursuant to the AEI are based upon both the performance of Allianz Life and Allianz Life of New York and the performance of the NEO. The Compensation Committee (and, with respect to those NEOs that are “principal officers” for purposes of the NEC Committee’s duties, the NEC Committee with final approval of Allianz Life’s Board of Directors) reviewed the performance of our NEOs following the end of our 2022 fiscal year relative to the AEI allocation amount.
Benefit Perquisites
Allianz Life provides our NEOs with certain limited perquisites. All of our employees, including our NEOs, may participate in the qualified 401(k) plan. Allianz Life and Allianz Life of New York generally provide our executive officers, including our NEOs, with a matching contribution up to $21,750 annually. In addition, Allianz Life and Allianz Life of New York provide excess liability insurance coverage to all of our NEOs and provide financial planning and tax preparation services, relocation reimbursements, and reimbursements of spousal travel expenses to certain of our NEOs. The incremental costs of perquisites for the NEOs during 2022 are included in the column entitled “All Other Compensation” in the Summary Compensation Table included in this section.
Certain Retention Arrangements
Allianz Life’s offer letter to Jasmine M. Jirele included a retention bonus arrangement related to her onboarding in her capacity as Senior Vice President, Chief Growth Officer. The retention bonus payments will be paid through 2022 so long as she remains employed with Allianz Life, and the arrangement requires repayment of certain amounts if Ms. Jirele voluntarily terminates her employment within a certain period.
Severance Arrangements
Allianz Life entered into an Executive Severance Agreement with our former President, and Chief Executive Officer, Walter R. White, which is described in the “Allianz Life Executive Severance Agreement” discussion later in this section. We have not entered into any other specific severance agreements with any of our NEOs.
The remainder of our NEOs are eligible for severance payments under the Executive Severance Plan if they experience a qualifying termination of employment and otherwise satisfy the conditions set forth in the plan.
Other than the Executive Severance Plan, which is described later in this section, our NEOs (except for Jasmine M. Jirele) are not eligible for severance payments. Certain of our executive officers receive offer letters which set forth the terms relating to base salary, sign-on incentives, and equity compensation. However, Allianz Life does not view these offer letters as employment agreements as each offer letter states that employment with Allianz Life is “at will.”

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Other Compensation Policies
Tax and Accounting Implications
Stock-Based Compensation. Stock-based compensation, comprised of Allianz SE restricted stock units (RSUs) granted pursuant to the AEI, are accounted for in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718. The fair value of the RSUs at grant is the arithmetic average of the closing prices of an Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on that day and the nine immediately preceding trading days, less the present value of dividends expected to be paid on one Allianz SE share over the vesting period, and less the fair value of payout restrictions deriving from the vesting period and the payout cap.
Recently Discontinued Compensation Programs
The purpose of the ALTPUP was to advance the interests of Allianz Life, including Allianz Life of New York, and our indirect stockholder. The ALTPUP sought to accomplish this purpose by providing an incentive in addition to current compensation to certain individuals within designated classes of employees of Allianz Life who contribute significantly to their company’s long-term performance. Such incentive was in the form of Long-Term Performance Units ("ALTPUP Units"), which were contingent awards, subject to the terms, conditions, and restrictions described in the ALTPUP and the Award Agreement under which such awards were made, by which participants in the ALTPUP may have become entitled to receive cash on the payment date for redemption of the ALTPUP Units valued on the valuation date. The award of ALTPUP Units was discretionary. In March 2020, the Group Compensation Committee determined all Allianz entities would move forward with the Allianz SE long term incentive program or AEI. As a result, the ALTPUP program has been discontinued and provided a final grant in March 2020 for 2019 performance. The final payout under the ALTPUP program is expected to occur in 2023.
Walter R. White, our former Chief Executive Officer, received cash awards pursuant to the terms of the Allianz SE Mid-Term Bonus Plan instead of the ALTPUP. Like the ALTPUP, the Mid-Term Bonus Plan has been discontinued, so the award with respect to 2019 performance was the final award made under the Mid-Term Bonus Plan.
Summary Compensation Table
The following table sets forth the compensation paid by Allianz Life for the year ended December 31, 2022 to our NEOs. The executive compensation information in this prospectus is shown for a one-year period.
Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Stock Awards (e)(3)	Non-Equity Incentive Plan Compensation (g)	All Other Compensation (i)(4)	Total (j)
Walter R. White President and Chief Executive Officer	2021	$865,100	$300,000	$2,335,770	$1,557,180	$22,665	$5,080,715
Jasmine M. Jirele(1,2) President and Chief Executive Officer	2021	$561,958	$390,000	$1,068,303	$712,202	$22,516	$2,754,979
William E. Gaumond Senior Vice President, Chief Financial Officer and Treasurer	2021	$475,900	$300,000	$770,958	$513,972	$22,437	$2,083,267
Eric J. Thomes Senior Vice President, Chief Distribution Officer	2021	$535,500	$320,000	$867,510	$578,340	$22,548	$2,323,898
Neil H. McKay Senior Vice President, Chief Actuary	2021	$510,000	$50,000	$926,200	$550,800	$24,397	$2,061,397
Gretchen Cepek Senior Vice President, General Counsel and Secretary	2021	$469,500	$110,000	$733,825	$422,550	$22,167	$1,758,042
(1)
Represents compensation paid during her time as Senior Vice President, Chief Growth Officer and President and Chief Executive Officer.
(2)
A retention bonus of $800,000 will be paid over four years in increments of $200,000 with the first payment paid in March 2019 and the final payment in 2022 so long as Ms. Jirele remains employed by Allianz Life.
(3)
Represents the grant date fair value of the RSUs issued pursuant to the AEI. The RSUs vest over a four-year period. The RSUs issued in 2022 for the 2022 performance year have a March 2026 exercise date. The grant price of the RSUs was the arithmetic average of the closing prices of an Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on the date of grant and the nine immediately preceding trading days, less the present value of dividends expected to be paid on one Allianz SE share over the vesting period, and less the fair

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

value of the payout restrictions deriving from the vesting period and the payout cap. These numbers show the amount realized for financial reporting purposes as calculated in accordance with the FASB ASC Topic 718. Under FASB ASC Topic 718, the grant date fair value is calculated using the closing market price of the common stock of Allianz SE on the date of grant, which is then recognized over the requisite service period of the award.
(4)
The following table provides additional details regarding compensation found in the “All Other Compensation” column.
Name	Year	Spousal Travel(5)	Milestone/ Anniversary/ Recognition(6)	Life Insurance Premiums	Employer Match to 401(k) Plan	ASAAP Contribution(7)	Total
Walter R. White	2021	--	--	$915	$21,750	--	$22,665
Jasmine M. Jirele	2021	--	$350	$416	$19,500	$2,250	$22,516
William E. Gaumond	2021	--	--	$687	$19,500	$2,250	$22,437
Eric J. Thomes	2021	--	--	$798	$19,500	$2,250	$22,548
Neil H. McKay	2021	$200	$1,700	$747	$21,750	--	$24,397
Gretchen Cepek	2021	--	--	$417	$21,750	--	$22,167
(5)
Represents reimbursement or payments made to defray the costs of a spouse’s travel.
(6)
Represents Milestone Anniversary Program, which pays a bonus at three and five year anniversaries, and then every five years thereafter.
(7)
Represents company matching contribution to the Allianz Supplemental Asset Accumulation Plan for deferrals in excess of IRS compensation limit.
Performance-Based Incentive Compensation Plans
AIP
The AIP is intended to provide an incentive that will encourage superior individual performance and encourage retention of employees who have demonstrated exceptional performance or who are anticipated to significantly contribute to the long-term success of Allianz Life. The AIP seeks to accomplish this purpose by providing a bonus opportunity to eligible employees who have made significant contributions during the plan year to the achievement of annual goals and objectives. The guidelines for target awards are meant to be illustrative of competitive market bonuses for similar job levels in the marketplace. While the target awards may be used for illustrative, budget planning, or distribution scenarios, all bonus awards are discretionary and are in no way guaranteed.
The Compensation Committee or other duly authorized committee determines allocation of bonus awards to employees. With respect to “principal officers” for purposes of the NEC Committee’s duties, the NEC Committee recommends to Allianz Life’s Board of Directors awards for final approval.
AEI
The AEI is designed to recognize the participant’s continuous employment with Allianz Life over the relevant period and shall be an incentive to continue employment. Grants under the AEI will generally only be made if the participant is employed with Allianz Life at the date of grant. Payments will be made only if the participant remains employed with Allianz Life during the vesting period of the RSU, or leaves employment under circumstances set out in the AEI, including after retirement or early retirement eligibility, disability, or under certain other circumstances. The securities issuable under the AEI are RSUs. An RSU constitutes the right to receipt of the market value of Allianz SE common stock at the time of exercise. This amount will be paid in cash. RSUs are subject to a four-year vesting period. At the end of the four-year vesting period, the RSUs are exercised uniformly for all participants, provided they remain employed by Allianz Life, terminate after retirement or early retirement eligibility, or under certain other circumstances. Vesting and exercise may accelerate if a participant leaves employment under other “good leaver” circumstances set forth in the AEI. The grant at fair value cannot be greater than 165% of a participant’s target amount. The maximum value of an exercise is an increase of 200% over the grant value (i.e., 300% of the grant value).

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Grants of Plan-Based Awards
The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table. This table includes both equity and non-equity awards granted for the year ended December 31, 2022.
Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2,3)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)
Walter R. White	3/4/2022
RSUs (under AEI)					$0	$1,557,180	$7,007,310
AIP Award		$0	$1,038,120	$1,557,180
Jasmine M. Jirele	3/4/2022
RSUs (under AEI)					$0	$712,202	$3,204,909
AIP Award		$0	$474,802	$949,604
William E. Gaumond	3/4/2022
RSUs (under AEI)					$0	$513,972	$2,312,874
AIP Award		$0	$342,648	$513,972
Eric J. Thomes	3/4/2022
RSUs (under AEI)					$0	$578,340	$2,602,530
AIP Award		$0	$385,560	$578,340
Neil H. McKay	3/4/2022
RSUs (under AEI)					$0	$550,800	$2,478,600
AIP Award		$0	$367,200	$550,800
Gretchen Cepek	3/4/2022
RSUs (under AEI)					$0	$422,550	$1,901,475
AIP Award		$0	$281,700	$422,550
(1)
The target and maximum columns show the target award and maximum award for 2022 for each NEO under the AIP. There is no threshold amount for any participant in the AIP. The actual 2022 awards granted to the NEOs are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table. AIP target and maximum awards are a pre-designated percentage of base salary determined at the executive’s level.
(2)
RSUs have a vesting schedule as disclosed in the footnotes to the Summary Compensation Table. See “Outstanding Equity Awards at December 31, 2022” for disclosure regarding the number of RSUs that are unvested as of December 31, 2022.
(3)
The target and maximum columns show the target award and maximum award for 2022 for each NEO under the AEI. There is no threshold amount for any participant in the AEI. The actual 2022 awards granted to the NEOs are listed in the Stock Awards column of the Summary Compensation Table.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Outstanding Equity Awards at December 31, 2022
The following table sets forth the outstanding equity awards at the December 31, 2022 fiscal year-end. The table shows RSUs granted pursuant to the AEI.
Name (a)	RSUs
	Number of RSUs That Have Not Vested (g)(1,2)	Market Value of RSUs That Have Not Vested (h)(3)
Walter R. White
	7,030	$1,637,920
	5,239	$1,220,635
	6,097	$1,420,540
	8,139	$1,896,306
Jasmine M. Jirele
	0	$0
	1,467	$341,796
	1,886	$439,419
	2,407	$560,807
William E. Gaumond
	2,039	$475,067
	1,538	$358,339
	1,948	$453,865
	2,463	$573,854
Eric J. Thomes
	492	$114,631
	457	$106,476
	1,474	$343,427
	3,625	$844,589
Neil H. McKay
	2,203	$513,277
	1,731	$403,306
	2,123	$494,638
	2,503	$583,174
Gretchen Cepek
	1,538	$358,339
	1,413	$329,215
	1,512	$352,281
	1,789	$416,819
(1)
Represents unvested RSUs issued pursuant to the AEI. RSUs issued under the AEI during 2022 are subject to a four-year vesting period from the grant date. At the end of the respective vesting period, the RSUs are exercised uniformly for all participants, provided they remain employed by Allianz Life or terminate after retirement or early retirement eligibility, or under certain other circumstances. Vesting and exercise may accelerate if a participant leaves employment under other “good leaver” circumstances set forth in the AEI.
(2)
For each of the NEOs, the number of RSUs listed on the first line were exercised in 2022, the RSUs listed on the second line will exercise in 2024, the RSUs listed on the third line will exercise in 2024, and the RSUs listed on the fourth line will exercise in 2025.
(3)
Based on an assumed stock price of $232.99 per share, which was the arithmetic average of the closing prices of an Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on December 30, 2021 and the nine immediately preceding trading days, converted from Euros into U.S. dollars.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Allianz SE Option Exercises and Stock Grants Vested in 2022
The following table summarizes the value received from Allianz SE stock grants vested during the year ended December 31, 2022.
Name	Stock Awards
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Walter R. White	8,161	$2,004,544
Jasmine M. Jirele	-	$0
William E. Gaumond	1,452	$356,647
Eric J. Thomes	617	$151,551
Neil H. McKay	2,550	$626,343
Gretchen Cepek	1,917	$470,863
(1)
Represents Allianz SE RSUs that were exercised during 2022 pursuant to the AEI. Amounts realized were paid in cash.
Allianz Life Executive Severance Agreement
Allianz Life entered into an Executive Severance Agreement with our former Chief Executive Officer, Walter R. White, with an expiration date of December 31, 2021. The severance arrangements for Mr. White were prescribed by the Executive Severance Agreement.
Pursuant to the Executive Severance Agreement, Mr. White was entitled to a lump sum cash payment of $1,730,200 upon separation in the event he was terminated without “cause”, which is defined as engaging in conduct detrimental to the best interests of the Company (including, but not limited to, certain specified acts such as commission of a felony, theft, dishonesty, fraud or embezzlement) in the Executive Severance Agreement. In addition, pursuant to the Executive Severance Agreement, Mr. White was also bound by other restrictive covenants, including covenants relating to confidentiality and non-disparagement. Mr. White would also be entitled to continuation of medical and dental coverage at the employee premium rates for a period of 18 months following termination if Mr. White timely elected continuation and paid the required premiums.
The remainder of our NEOs are eligible for severance payments under the Executive Severance Plan if they experience a qualifying termination of employment and otherwise satisfy the conditions set forth in the applicable plan. The terms of this plan are set forth below.
Executive Severance Plan
Executive officers who have the title of Senior Vice President or above and report directly to a senior executive officer at a specific level are eligible to receive severance benefits under the Executive Severance Plan if they experience a qualifying termination of employment, meaning an involuntary termination for any reason other than for “cause” with no offer of an equivalent position, and otherwise satisfy the conditions set forth in the plan. The purpose of the Executive Severance Plan is to provide severance benefits to executive officers whose employment is involuntarily terminated in a qualifying termination of employment in order to assist with job transition. Pursuant to the Executive Severance Plan, eligible executive officers who are involuntarily terminated in a qualifying termination of employment will receive a lump sum cash payment equal to one and one-half times their “annual base pay” in effect at the time of termination. Annual base pay, for purposes of this agreement, equals base salary and excludes special payments, such as bonuses, expense reimbursements, living, or other allowances. Eligible executive officers would also be entitled to continuation of medical and dental coverage at employee premium rates for a period of 18 months following termination, if the executive officer timely elects continuation coverage and pays the required premiums.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

The following table shows the lump sum payments that would have been payable to each of our NEOs had they been terminated on December 31, 2022 and been eligible for severance payments pursuant to the Executive Severance Plan.
NEOs	Lump Sum Payment
Walter R. White(1)	$1,730,200
Jasmine M. Jirele	$1,125,000
William E. Gaumond	$713,850
Eric J. Thomes	$803,250
Neil H. McKay	$765,000
Gretchen Cepek	$704,250
(1)
Mr. White is not eligible to receive payments pursuant to the Executive Severance Plan. See “Allianz Life Executive Severance Agreement” for information regarding severance payments that Mr. White is eligible to receive upon termination of service.
Director Compensation
The following table provides information on compensation paid to the directors of Allianz Life for the year ended December 31, 2022.
Name	Fees Earned or Paid in Cash ($)(1)	Total ($)
(a)	(b)	(h)
Andreas G. Wimmer(2) Chair of the Board	N/A	N/A
Jasmine M. Jirele(3) President and Chief Executive Officer	N/A	N/A
William E. Gaumond(3) Senior Vice President, Chief Financial Officer and Treasurer	N/A	N/A
Walter R. White (3) Former President and Chief Executive Officer; Non-Independent Director	N/A	N/A
Anna Sophie Herken(2) Non-Independent Director	N/A	N/A
Howard E. Woolley Independent Director	$60,000	$60,000
Kevin E. Walker Independent Director	$60,000	$60,000
Udo Frank Independent Director	$90,000	$90,000
(1)
Represents cash compensation provided to our independent directors that is formalized in the Non-Employee Director Compensation Plan for the year ended December 31, 2022.
(2)
Mr. Wimmer (and his predecessor, Jacqueline Hunt) and Ms. Herken did not receive any compensation for their services as directors since they are employed by one of our affiliates.
(3)
As employee directors, Ms. Jirele and Messrs. White and Gaumond did not receive any compensation for their service as directors. The compensation Ms. Jirele and Messrs. White and Gaumond received as executive officers of Allianz Life is disclosed in the Summary Compensation Table as set forth herein.
Security Ownership of Certain Beneficial Owners and Management
We are an indirect wholly owned subsidiary of Allianz SE. Allianz SE’s principal executive offices are located at Königinstrasse 28, 80802 Munich, Germany. As of March 31, 2021, the directors and executive officers of Allianz Life held less than 1% of Allianz SE’s ordinary shares issued and outstanding.
Transactions with Related Persons, Promoters and Certain Control Persons
We are a wholly owned subsidiary of AZOA, which is a wholly owned subsidiary of Allianz Europe B.V. Allianz Europe B.V. is a wholly owned subsidiary of Allianz SE, our ultimate parent, which is registered in Munich, Germany.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Business and Operational Risks Relevant to the Contract
As an insurance company, a number of risks may affect our business. However, because the Contract (and any other insurance contract that we offer) is a regulated insurance product, as opposed to an investment in our business, many of the risks that may be relevant to an investor in our business are unlikely to be relevant to you. The risks described below are only those business and operational risks that are likely to be relevant to you as a purchaser of the Contract.
Risks Primarily Related to Our Financial Strength and Claims-Paying Ability
We make Annuity Payments, pay death benefits, and apply Performance Credits for this Contract from our general account. We also pay benefits for other insurance contracts from our general account, and our general account is subject to claims by our creditors. Our ability to make payments from our general account is subject to our financial strength and claims-paying ability. The following risks relate to circumstances and events that may negatively affect our general account and, in turn, our financial strength and claims-paying ability.
Financial losses may threaten our financial strength and claims-paying ability.
As an Owner of the Contract, you do not share in the profits and losses generated by our business. However, if we were to experience significant losses, we might not have sufficient assets in our general account to satisfy all of our financial obligations under the Contract. Circumstances and events that may result in financial losses include, but are not necessarily limited to, the circumstances and events listed below. We cannot predict what specific impact that any of these circumstances or events may ultimately have on our financial strength or claims-paying ability.
•
Difficult Economic Conditions. Our financial condition is materially affected by conditions in the global capital markets and the economy generally. During an economic downturn, the demand for our financial insurance products and services could be adversely affected. In addition, an economic downturn could cause the number and amount of full and partial withdrawals under our insurance products to increase significantly, and owners of our insurance products may choose to defer making purchase payments or paying insurance premiums or stop them altogether.
•
Unfavorable Interest Rate Environments. During periods of declining interest rates, we may experience financial losses as the spread between interest rates that we credit to customers under our insurance products and returns on our investments tighten. The ongoing low interest rate environment presents challenges for us and other life insurance companies, as it has generally reduced investment returns, raised the value of future obligations, and challenged asset-liability matching. During periods of increasing interest rates, we may experience financial losses due to increases in full and partial withdrawals under our insurance products as our customers choose to forgo insurance protection in favor of potentially higher returns. Although we take measures to manage economic risks associated with different interest rate environments, we may not be able to fully mitigate those risks.
•
Losses on Fixed Maturity Investments. Our fixed maturity investments are subject to interest rate risk and credit risk. Interest rate risk refers to how the values of our fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally result in decreases and increases, respectively, in the values of our fixed maturity investments. Credit risk refers to the risk that a counterparty will default on its commitments to us under a fixed maturity investment. See “Defaults by Counterparties” below.
•
Losses on Equity Investments. Our equity investments are generally valued based on quoted market prices and are subject to market risk. Market risk refers to how market prices for equity investments are subject to fluctuation. A downward fluctuation in the market price for an equity investment could result in losses upon the sale of that investment. Fluctuations in market prices may result from, among other things, actual or perceived changes in the attractiveness of specific investments or in general market conditions.
•
Losses on Real Estate Investments. A portion of our investment portfolio consists of mortgage loans and mortgage-backed securities related to commercial, agricultural and residential real estate. The value of our real estate investments may be negatively impacted by general economic conditions in the real estate sector, including supply and demand, market volatility, interest rate fluctuations, and geographic and extreme weather risks, as well as the creditworthiness of obligors.
•
Losses upon the Sale of Illiquid Investments. We hold certain investments that may lack liquidity, such as privately placed fixed maturity investments, mortgage loans, collateralized debt obligations, commercial mortgage-backed securities, equity real estate and limited partnership interests. Although we seek to minimize the likelihood that we would need to sell illiquid investments, if we were required to liquidate these investments on short notice, we may have difficulty doing so and may be forced to sell them for less than their fair value.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
Prolonged and Elevated Inflationary Periods. During inflationary periods, the value of our fixed maturity investments may fall, see Losses on Fixed Maturity Investments above. Inflation also increases expenses, which will negatively impact our financial condition in the event that such additional costs cannot be offset. Prolonged and elevated inflation could adversely affect the financial markets and the economy generally, and dispelling it may require governments to pursue a restrictive fiscal and monetary policy, which could constrain overall economic activity and our growth.
•
Loss of Market Share to Competitors. There is strong competition among insurers, banks, brokerage firms and other financial institutions and providers seeking clients for the types of products and services that we provide. A loss of market share to our competitors could result in financial losses to our business. Our ability to successfully compete is dependent on numerous factors, some of which include the successful implementation of our business strategy, our financial strength, the attractiveness of our products and services, our relationships with distributors, and our reputation. Our ability to compete may also be hindered if our competitors obtain or seek to enforce intellectual property rights against us, or if we are otherwise precluded from offering products or services that are in demand. Our ability to compete may also be hindered if we are not able to protect or enforce our own intellectual property rights.
•
Defaults by Counterparties. Third-parties that owe us money, securities, or other assets may not fulfill their obligations to us. These parties may include issuers of investments that we may hold, borrowers under loans that we may hold or extend, reinsurers, counterparties under swap and other derivative contracts and other third-parties (e.g., customers, trading counterparties, brokers, dealers, banks, investment funds, clearing agents, exchanges and clearing houses). In addition, with respect to secured transactions, the risk of default may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at a price that is not sufficient to cover the full amount owed to us. A party may default on its obligations for a variety of reasons, including bankruptcy, lack of liquidity, downturns in the economy or real estate market and operational failure. General economic conditions and trends may also result in increased defaults.
•
Impairments of Other Financial Institutions. We routinely execute transactions with counterparties in the financial services industry, including brokers, dealers, commercial banks, investment banks, insurers, reinsurers and other investment and financial institutions. A disruption to, or decline in the financial condition of, such financial institutions may expose us to financial losses.
•
Payments through Guaranty Associations. When an insurance company becomes insolvent, state insurance guaranty associations have the right to assess other insurance companies doing business in their state for funds to pay obligations to policyholders of the insolvent company, up to the state-specified limit of coverage. The future failure of a large life, health or annuity insurer could trigger assessments which we would be obligated to pay. Further, amounts for historical insolvencies may be assessed over many years, and there can be significant uncertainty around the total obligation for a given insolvency.
•
Ineffectiveness of Risk Management Policies. Our risk management policies and procedures intended to identify, monitor and manage economic risks may not be fully effective at mitigating our risk exposure in all market environments or against all types of risk. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.
•
Impacts of Climate Change. We are exposed to economic risks related to climate change. Our financial condition could be negatively impacted by increased costs, or financial losses on investments, arising from various events related to climate change, such as changes in public policy (either contributing to the adverse effects of climate change or promoting adaption to climate change), short-term or long-term market distributions, changes in mortality/morbidity assumptions, changes in consumer behavior, business disruptions, extreme weather events, litigation, increased regulatory requirements, advancements in technology, and longer-term shifts in climate patterns. Climate change could also impact the types of assets in which we invest. For example, as the transition to a lower-carbon, more energy-efficient economy continues, regulators could require us (or we could voluntarily choose) to invest less in carbon-based industries, even though investments in carbon-based industries may have better returns in the short or long term. In addition, real estate investments may expose us to greater climate change risk, as climate change may negatively impact market prices or supply and demand, and may make extreme weather events more likely or frequent. Further, we may not be able to adequately predict and mitigate climate-change risk due to significant uncertainty and unknowns regarding the manifestations and timing of climate-change-driven events, absence of adequate historical data that captures this risk and the dependency of this risk on the extent of the actions taken in the short term by governments, corporations and communities around the world. On November 15, 2021, the NYDFS, the regulatory authority for the insurance industry in New York, announced its expectations for insurance companies in managing the financial risks related to climate change. Compliance with this guidance may increase our risk and financial reporting costs.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Changes in applicable law may negatively affect our financial strength and claims-paying ability.
We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our operations, products and services are subject to varying state and federal laws. In addition, our operations, products and services are regulated by various regulatory authorities and self-regulatory authorities including state insurance departments, state securities administrators, state banking authorities, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Internal Revenue Service, the Department of Labor, and the U.S. Commodity Futures Trading Commission.
Changes to federal and state laws and regulations may materially affect the way in which we conduct our business. We are faced with significant challenges due to the fact that our regulatory environment is evolving rapidly. Federal and state governments, including federal and state regulatory authorities, have become increasingly active in the regulation of the businesses in which we engage. In addition, federal and state regulatory authorities are assuming active, and in some cases increasingly aggressive, roles in interpreting and enforcing laws and regulations related to our business. We cannot predict the potential effects that any new laws or regulations, changes in existing laws or regulations, or the interpretation or enforcement of laws or regulations may have on our business, but such changes may negatively affect our financial strength and claims-paying ability.
The Securities and Exchange Commission has recently adopted new rules effective on June 30, 2020 (i) imposing a “best interest” standard of care on broker-dealers making recommendations to their customers and (ii) requiring broker-dealers and investment advisers to provide a written summary of the relationship between a broker-dealer or investment adviser, as applicable, and its customer. These new rules became effective on June 30, 2020. It remains unclear whether or to what extent these rules, and the evolving nature of the enforcement and interpretation of these rules by the Securities and Exchange Commission, could ultimately affect broker-dealers’ willingness to recommend our registered annuity products. These rules could increase, and to some extent have increased, our overall compliance costs and could also increase our exposure to legal claims in certain circumstances, including an increased risk of regulatory enforcement actions or potentially private claims.
Various states have also adopted laws raising the standard of care owed by broker-dealers, investment advisers, or insurance agents to their customers. For example, nearly 20 states have adopted the National Association of Insurance Commissioners (“NAIC”) revisions to its Suitability in Annuity Transactions Model Regulation, which imposes a requirement that any recommendation of an annuity product be in the consumer’s best interest. Some states have also adopted laws that differ from the NAIC’s Suitability in Annuity Transactions Model Regulation but impose similar obligations. As changes are adopted by our state regulator(s) and made applicable to us or the third-party firms that distribute our products, they could have an adverse impact on our business. In states that have adopted these increased standards with respect to annuity recommendations, this may lead to an increased risk of regulatory enforcement actions or potentially private claims.
Our reserves could be inadequate due to differences between our actual experience and management’s estimates and assumptions.
We establish and carry reserves to pay future benefits and claims of policyholders. Our reserve are calculated based on a number of estimates and assumptions, including estimates and assumptions related to future mortality, morbidity, interest rates, future equity performance, reinvestment rates, persistency, claims experience, and policyholder elections (i.e., the exercise or non-exercise of policy benefits). The assumptions and estimates used in connection with the reserve estimation process are inherently uncertain, involve the exercise of significant judgment and reflect evolving information. For example, the current rates of mortality and morbidity may continue to improve in the future due to medical and technological advancements that result in policyholders living longer than anticipated. We periodically review the adequacy of reserves and the underlying assumptions and make adjustments when appropriate. We cannot, however, determine with precision the amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level assumed prior to payment of benefits or claims. If actual results differ significantly from our estimates and assumptions, our claim costs could increase significantly and our reserves could be inadequate. If so, we will be required to increase reserves or accelerate amortization of deferred acquisition costs. However, we cannot be certain that our reserves will ultimately be sufficient to pay future benefits and claims of policyholders.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

The amount of statutory capital that we must hold to meet our statutory capital requirements can vary significantly from time to time.
Statutory accounting standards and capital and reserve requirements are prescribed by the applicable state insurance regulators and the NAIC. State insurance regulators have established regulations that govern reserving requirements and provide minimum capitalization requirements based on risk-based capital (“RBC”) ratios for life insurance companies. In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including but not limited to, the amount of statutory income or losses that we generate, changes in reserves, the amount of additional capital that we must hold to support business growth, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio, changes in interest rates, and changes to existing RBC formulas. Additionally, state insurance regulators have significant leeway in interpreting existing regulations, which could further impact the amount of statutory capital or reserves that we must maintain. There can be no assurance that we will be able to maintain our current RBC ratio in the future or that our RBC ratio will not fall to a level that could have a material adverse effect on our business. If we are unable to maintain minimum capitalization requirements, our business may be subject to significant increases in supervision and control by state insurance regulators.
Litigation and regulatory proceedings may negatively affect our financial strength and claims-paying ability.
We have been named as defendants in lawsuits (both class actions and individual lawsuits) and have been involved in various regulatory investigations and examinations, and we may be involved in more in the future. These actions arise in various contexts, including in connection with our activities as an insurer, securities issuer, employer, investor, and taxpayer. Lawsuits and regulatory proceedings may involve significant amounts of damages (including punitive damages) or fines that we must pay, and certain regulatory authorities involved in regulatory proceedings have substantial power over our business operations. An adverse outcome in any lawsuit or regulatory proceeding that results in significant financial losses or operational burdens may negatively affect our financial strength and claims-paying ability.
Reinsurance may not be available or affordable, or may not be adequate to protect against harm to our financial strength and claims-paying ability.
As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control can determine the availability and cost of the reinsurance protection for new business. If we are unable to purchase the desired amount of reinsurance protection on acceptable terms, our risk of loss may increase. As our risk of loss increases, so does the risk that we may not be able to meet our financial obligations.
Our hedging programs may be inadequate to protect against harm to our financial strength and claims-paying ability.
Certain types of insurance and investment products that we offer expose us to risks associated with fluctuations in financial markets. Although we use hedging techniques to manage risks associated with our insurance guarantees, increased volatility in the financial markets and unanticipated policyholder behavior may increase the cost of these hedges and/or negatively affect our ability to hedge certain risks. We may lose money on the derivatives that we hold as part of our hedging programs or otherwise. Ultimately, our hedging programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate, which in turn may negatively impact our financial strength and claims-paying ability.
Downgrades and potential downgrades to our claims-paying and financial strength ratings may signal a higher risk that we may be unable to meet our financial obligations, and may themselves negatively affect our financial strength and claims-paying ability.
Our claims-paying and financial strength ratings, which various ratings organizations publish as measures of an insurance company's ability to meet policyholder obligations, are important to maintaining public confidence in Allianz Life and our products, and the ability to market our products and services. A downgrade or an announced potential downgrade by credit rating agencies in our claims-paying and financial strength ratings may reflect an increased risk that we may not be able to meet our financial obligations. Any such downgrade or potential downgrade may itself harm our financial strength and claims-paying ability by causing financial losses to our business. Such losses may be the result of:
•
reductions in new sales of insurance products, annuities and other investment products;
•
increases in our cost of capital or limitations on our access to sources of capital;
•
harm to our relationships with distributors and sales specialists;

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

•
material increases in the number or amount of full and partial withdrawals under our insurance products;
•
pressure on us to reduce prices or increase crediting rates for many of our insurance products; and
•
harm to our ability to obtain reinsurance or obtain reasonable pricing for reinsurance.
Similarly, credit rating agencies also evaluate the insurance industry as a whole and may change Allianz Life’s and other insurance companies’ financial strength ratings based on the agencies’ overall view of the industry. It is possible that Allianz Life’s credit rating could be similarly downgraded in the future based on credit rating agencies’ evaluation of the life insurance industry as a whole due to changes in their view of Allianz Life relative to the industry or a change in their rating assessment methodologies. In addition, downgrades or announced potential downgrades in the financial strength ratings of the financial institutions with which we do business may adversely impact our business operations and may cause financial losses to our business.
Risks Primarily Related to Our Business Operations
Breaches of security, or interference with our technology infrastructure, could harm our business.
Our business relies on technology systems and networks, including systems and networks managed by third parties to process, transmit and store information, and to conduct business activities and transactions with clients, distributors, vendors, and other third parties. We are also subject to certain federal and state regulations that require us to establish and maintain policies and procedures designed to protect sensitive client information. Maintaining the integrity of our systems is critical to the success of our business operations, including the retention of clients, and to the protection of our clients’ personal information. To date, we have not identified any material breaches or interference with our systems and networks; however, we routinely encounter and address such threats, including an increasing frequency of phishing scams, introductions of malware and unauthorized payment requests. Any such breaches or interference by third parties or by our employees that may in the future occur could have a material adverse impact on our business operations and our financial condition.
We have implemented and maintain security measures designed to protect against breaches of security and other interference with systems and networks resulting from attacks by third parties, including hackers, and from employee error or malfeasance. We also require third party vendors who, in the provision of services to us, are provided with or process information pertaining to our business or our clients to meet certain information security standards. Changes in our technology platforms, such as an evolution to accommodate mobile computing, may also require corresponding changes in our systems, networks and data security measures. In addition, the increasing reliance on technology systems and networks and the occurrence and potential adverse impact of attacks on such systems and networks, both generally and in the financial services industry, have enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber-security threats. As these threats, and government and regulatory oversight of associated risks, continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain.
Despite the measures we have taken and may in the future take to address and mitigate these risks, we cannot ensure that our systems and networks will not be subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our clients’ personal information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of clients or other damage to our business. Any such event may interfere with, impede or cause delays in our calculation of values, processing of transactions and making of payments under the Contract. In addition, the trend toward broad consumer and general public notification of such incidents could exacerbate the harm to our business operations and our financial condition. Even if we successfully protected our technology infrastructure and the confidentiality of sensitive data, we may incur significant expenses in responding to any such attacks as well as the adoption and maintenance of appropriate security measures. We could also suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting our networks and systems used in connection with our products and services. There may be an increased risk of cyberattacks during periods of geo-political or military conflict (such as Russia’s invasion of Ukraine and the resulting response by the United States and other countries).

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

The failure to protect our clients’ confidential information and privacy could adversely affect our business.
A number of our businesses are subject to privacy regulations and confidentiality obligations, including the Gramm-Leach-Bliley Act and state privacy laws and regulations. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential information. The actions we take to protect confidential information vary by business segment and may include, among other things:
•
training and educating our employees regarding our obligations relating to confidential information;
•
monitoring changes in state or federal privacy and compliance requirements;
•
drafting appropriate contractual provisions into any contract that raises proprietary and confidentiality issues;
•
maintaining secure storage facilities for tangible records;
•
limiting access to electronic information; and
•
in the event of a security breach, providing credit monitoring or other services to affected customers.
In addition, we must develop, implement and maintain a comprehensive written information security program with appropriate administrative, technical and physical safeguards to protect such confidential information. If we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, such as penalties, fines and loss of license, as well as loss of reputation and possible litigation. This could have an adverse impact on our Company’s reputation and business results.
Protection from system interruptions and operating errors is important to our business. If we were to experience a sustained interruption to our telecommunications or data processing systems or other failure in operational execution could harm our business operations and our business results.
Operating errors and system or network interruptions could delay and disrupt our ability to develop, deliver or maintain our products and services, causing harm to our business and reputation and resulting in loss of customers or revenue. Operating errors and system or network interruptions may also interfere with, impede or cause delays in our calculation of values, processing of transactions and making of payments under the Contract. Interruptions could be caused by operational failures arising from employee error or malfeasance, interference by third parties (including hackers and other cyber-attacks), implementation of new technology, and maintenance of existing technology. Our financial, accounting, data processing or other operating systems and facilities may fail to operate or report data properly, experience connectivity disruptions or otherwise become disabled as a result of events that are wholly or partially beyond our control, adversely affecting our ability to process transactions or provide products and services to customers. The cause of these interruptions can include fires, floods, earthquakes and other natural disasters, power losses, equipment failures, attacks by third parties, failures of internal or vendor software or systems and other events beyond our control.
In addition, we rely on third party service providers and vendors for certain communications, technology and business functions and face the risk of operational failure (including, without limitation, failure caused by an inaccuracy, untimeliness or other deficiency in data reporting), termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other third party service providers that we use to facilitate or are component providers to our transactions and other product manufacturing and distribution activities. These risks are heightened by the evolution in the financial markets of increasingly sophisticated products, by business-driven hedging, by compliance issues and by other risk management or investment or by financial management strategies. Any such failure, termination or constraint could adversely impact our ability to implement transactions, service our clients, manage our exposure to risk or otherwise achieve desired outcomes.
The occurrence of natural or man-made disasters and catastrophes could adversely affect our business operations and our business results.
The occurrence of natural or man-made disasters and catastrophes, including extreme weather events, acts of terrorism, geo-political disputes, public health crises (e.g. COVID-19), industrial accident, blackout, cyber-attack, computer virus, insider threat, insurrections and military actions, unanticipated problems with our disaster recovery systems, or a support failure from external providers, could adversely affect our business operations and our business results, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. Such disasters and catastrophes may damage our facilities, preventing our employees from performing their roles or otherwise disturbing our ordinary business operations, and by impacting claims. Such disasters and catastrophes may also impact us indirectly by changing the condition and behaviors of our customers, business counterparties and regulators, as well as by causing declines or volatility in the economic and financial markets. Climate change could increase our overall risk as

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

extreme weather events may become more likely or frequent. We rely on certain third-parties to provide certain services important to our business operations. While we monitor the performance of such third-parties, including those with employees who operate remotely, successful implementation and execution of their business continuity strategies are largely outside of our control. Weaknesses or failures within a vendor’s business continuity plan in light of a natural or man-made disaster or catastrophe could materially disrupt our business operations.
Inadequate or failed processes or systems, human factors or external events may adversely affect our reputation or operational effectiveness, as well as our financial condition.
Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, external fraud, and inability to recruit, motivate, and retain key employees. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at low levels by maintaining a sound and well controlled environment in light of the characteristics of our business, markets and regulatory environment in which we operate. Notwithstanding these measures, operational risk is part of the business environment in which we operate, and we may experience operational disruptions and incur losses from time to time due to these types or risks.
Risks Related to the COVID-19 Pandemic
We continue to closely monitor developments related to the COVID-19 pandemic and its impact on our business and operations. The economic conditions and uncertainties during the pandemic have at times negatively impacted our net income, surplus, and capital and liquidity positions. To date, however, we do not believe that these economic conditions and uncertainties have negatively impacted our overall financial strength and claims-paying ability in a significant manner. Nor do we believe that our administration of the Contract and our other insurance contracts has been disrupted in a significant manner, even as many of our employees and the employees of our third-party service providers continue to work remotely.
The extent to which the pandemic will impact our business and operations in the future will depend on future developments, which are highly uncertain and cannot be predicted, including the general scope and duration of the pandemic; actions taken by governmental authorities and other third parties in response to the pandemic; the occurrence of new variants of the COVID virus; the severity and duration of waves in infections and hospitalizations; and the efficacy of vaccines, therapeutic treatments, and other healthcare programs. Any risk management or contingency plans or preventative measures we take may not adequately predict or address the impact of the COVID-19 pandemic on our business. As such, the pandemic could have a material adverse effect on our financial condition and operations.
The pandemic-related risks that we face include (but are not necessarily limited to) the following:
•
Economic conditions and uncertainties may negatively impact the value, cash flow, and liquidity of our general account investments due to, e.g., declines in markets, market volatility, reduced liquidity, changes in interest rates, economic shutdowns or slowdowns, prolonged elevated inflation period, government regulations, higher unemployment levels, and counterparty defaults.
•
Voluntary or government mandated hardship assistance that we provide to our customers in the form of, e.g., grace periods for failure to make timely payments, may reduce our net income and surplus.
•
Reductions in new sales of our financial products or reductions in fees collected by us, or increases in full withdrawals, cancellations, or defaults with respect to our customers’ existing financial products, as a result of economic conditions and uncertainties may reduce our net income and surplus.
•
Economic conditions and uncertainties may limit our access to sources of capital and our ability to obtain reinsurance.
•
Voluntary and government mandated pandemic mitigation efforts, such as prolonged remote working arrangements and economic shutdowns, and employees’ ability or willingness to fulfill their responsibilities during the pandemic, may disrupt our ability to administer our insurance contracts (including our ability to timely process applications, transactions, and payments and to calculate values) and may disrupt the services provided by third-parties upon which we rely to administer our insurance contracts. Extended periods of remote work arrangements could introduce additional operational risk, including but not limited to cybersecurity risks, and impair our ability to effectively manage our business.
•
Longer-term deviations from the mortality, customer behavior, expenses, and other assumptions that we use to price our products and support our obligations.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

In addition to the risks listed above, to the extent that the pandemic impacts our business and operations, it may also have the effect of heightening the other risks described in this section of the prospectus.

15. Financial Statements
[To be updated by amendment]
The statutory financial statements of Allianz Life Insurance Company of North America as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included in Appendix G of this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of the subaccounts of Allianz Life Variable Account B of Allianz Life Insurance Company of North America (“Variable Account B”) as of December 31, 2022 are incorporated herein by reference to Variable Account B’s Form N-VPFS (File No. 811-05618) filed with the SEC have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

Appendix A – Available Indexes
[To be updated by amendment]
S&P 500® Index
The S&P 500® Index is comprised of 500 stocks representing major U.S. industrial sectors.
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”). This trademark has been licensed for use by S&P Dow Jones Indices LLC. S&P marks are trademarks of S&P. These trademarks have been sublicensed for certain purposes by Allianz Life Insurance Company of North America (“Allianz”). The S&P 500® Index (“the Index”) is a product of S&P Dow Jones Indices LLC and/or its affiliates and have been licensed for use by Allianz.
Allianz products are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the Allianz products or any member of the public regarding the advisability of investments generally or in Allianz products particularly or the ability of the Index and Average to track general market performance. S&P Dow Jones Indices’ only relationship to Allianz with respect to the Index and Average is the licensing of the Index and Average and certain trademarks, service marks, and/or trade names of S&P Dow Jones Indices and/or its third-party licensors. The Index and Average are determined, composed, and calculated by S&P Dow Jones Indices without regard to Allianz or the products. S&P Dow Jones Indices have no obligation to take the needs of Allianz or the owners of the products into consideration in determining, composing, or calculating the Index and Average. S&P Dow Jones Indices are not responsible for and have not participated in the design, development, pricing, and operation of the products, including the calculation of any interest payments or any other values credited to the products. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing, or trading of products. There is no assurance that investment products based on the Index and Average will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to products currently being issued by Allianz, but which may be similar to and competitive with Allianz products. In addition, CME Group Inc., an indirect minority owner of S&P Dow Jones Indices LLC, and its affiliates may trade financial products which are linked to the performance of the Index and Average. It is possible that this trading activity will affect the value of the products.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS, AND/OR THE COMPLETENESS OF THE INDEX AND AVERAGE OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ALLIANZ, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX AND AVERAGE OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ALLIANZ OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Russell 2000® Index
The Russell 2000® Index is an equity index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which is made up of 3,000 of the biggest U.S. stocks. The Russell 2000® Index is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not affect the performance and characteristics of the true small-cap index.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix A

The Russell 2000® Index (the “Index”) is a trademark of Frank Russell Company (“Russell”) and has been licensed for use by Allianz Life Insurance Company of North America (“Allianz”). Allianz products are not in any way sponsored, endorsed, sold or promoted by Russell or the London Stock Exchange Group companies (“LSEG”) (together the “Licensor Parties”) and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to (i) the results to be obtained from the use of the Index (upon which the Allianz product is based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or (iii) the suitability of the Index for the purpose to which it is being put in connection with the Allianz product. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to Allianz or to its clients. The Index is calculated by Russell or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein.
Nasdaq-100® Index
The NASDAQ-100 Index® includes 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market® based on market capitalization.
The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to Allianz Life Insurance Company of North America (“Licensee”) is in the licensing of the NASDAQ®, and Nasdaq-100 Index® registered trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by NASDAQ without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices of, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).
THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
EURO STOXX 50®
The EURO STOXX 50®, Europe's leading blue-chip index for the Eurozone, provides a blue-chip representation of supersector leaders in the Eurozone. The index covers 50 stocks from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.
STOXX Limited, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to Allianz Life Insurance Company of North America (“Allianz”), other than the licensing of the EURO STOXX 50® and the related trademarks for use in connection with Allianz products.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:
•
sponsor, endorse, sell or promote Allianz products.
•
recommend that any person invest in Allianz products or any other securities.
•
have any responsibility or liability for or make any decisions about the timing, amount or pricing of Allianz products.
•
have any responsibility or liability for the administration, management or marketing of Allianz products.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix A

•
consider the needs of Allianz products or the owners of Allianz products in determining, composing or calculating the EURO STOXX 50 or have any obligation to do so.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise), in connection with the Allianz products or their performance.
STOXX does not assume any contractual relationship with the purchasers of Allianz products or any other third parties.
Specifically,
•
STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not give any warranty, express or implied, and exclude any liability about:
•
The results to be obtained by Allianz products, the owner of Allianz products or any other person in connection with the use of the EURO STOXX 50 and the data included in the EURO STOXX 50;
•
The accuracy, timeliness, and completeness of the EURO STOXX 50 and its data;
•
The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50 and its data;
•
The performance of Allianz products generally.
•
STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the EURO STOXX 50 or its data;
•
Under no circumstances will STOXX, Deutsche Börse Group or their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the EURO STOXX 50 or its data or generally in relation to Allianz products, even in circumstances where STOXX, Deutsche Börse Group or their licensors, research partners or data providers are aware that such loss or damage may occur.
The licensing Agreement between Allianz and STOXX is solely for their benefit and not for the benefit of the owners of Allianz products or any other third parties.
iShares® MSCI Emerging Markets ETF
The iShares® MSCI Emerging Markets ETF distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license. These trademarks have been licensed for certain purposes by Allianz Life Insurance Company of North America ("Allianz") and its wholly-owned subsidiaries. Products offered by Allianz or its wholly-owned subsidiaries are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of such products do not acquire any interest in the iShares® MSCI Emerging Markets ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranties, express or implied, to the owners of any products offered by Allianz or its wholly-owned subsidiaries, or any member of the public regarding the advisability of purchasing a product from Allianz or its wholly-owned subsidiaries. BlackRock has no obligation or liability for any errors, omissions, interruptions or use of the iShares MSCI Emerging Markets ETF or any data related thereto, or with the operation, marketing, trading or sale of any products or services offered by Allianz and its wholly-owned subsidiaries.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix A

Appendix B – Daily Adjustment
Generally
We designed the Daily Adjustment to provide an Index Option Value on Business Days other than the Term Start Date or the Term End Date. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Performance Credit that we will apply on the Term End Date. The Daily Adjustment takes into account:
(i)
any Index gains during the Term subject to the applicable Trigger Rate, Cap, and/or Participation Rate,
(ii)
either any Index losses greater than the 10% or 20% Buffer, or Index losses down to the -10% Floor, and
(iii)
the number of days until the Term End Date.
The Daily Adjustment formula has two primary components, (i) the change in Proxy Value and (ii) accumulated proxy interest, which are added together and then multiplied by the Index Option Base. We designed the Daily Adjustment to estimate the present value of positive or negative Performance Credit that will be available on the Term End Date taking into account any applicable Buffer, Floor, Trigger Rate, Cap, and/or Participation Rate. You should note that even if your selected Index(es) experience positive growth, the Daily Adjustments may be negative because of other market conditions, such as the expected volatility of Index prices and interest rates. Therefore, the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor. However, the Daily Adjustment for the Index Protection Strategy with Trigger and Index Protection Strategy with Cap cannot be negative. The Daily Adjustment for Index Options with a Term length of more than 1-year may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due the difference in Term length. Also, the risk of a negative Daily Adjustment is greater for Index Options with a Term length of more than 1-year than for 1-year Term Index Options because the Buffer is exposed to a longer time period. The impact of the Cap and Buffer on the Daily Adjustment for a 1-year Term Index Option is greater than it is for a 3-year or 6-year Term Index Option because we apply the Cap and Buffer for the entire Term length, and the Term length is shorter for a 1-year Term.
Daily Adjustment Formula
The formula for the calculation of the Daily Adjustment is as follows:
Daily Adjustment = [(a) change in Proxy Value + (b) proxy interest] x Index Option Base
Where:
(a)
change in Proxy Value = (current Proxy Value – beginning Proxy Value)
(b)
proxy interest = beginning Proxy Value x (1 – time remaining during the Term)
Calculating Change in Proxy Value
The change in Proxy Value represents the current hypothetical value of the Proxy Investment (current Proxy Value), less the cost of the Proxy Investment on the Term Start Date (beginning Proxy Value).
The current Proxy Value is the Proxy Value calculated on the same day as the Daily Adjustment. The beginning Proxy Value is the Proxy Value calculated on the Term Start Date.
The Proxy Value is calculated differently for each Crediting Method.
For the Index Precision Strategy, the Proxy Value involves tracking two hypothetical derivatives and is calculated using the following formula:
[Trigger Rate x (at-the-money binary call)] – (out-of-the-money put)
With respect to our Proxy Value formula, we designed the at-the-money binary call to value the potential for gains equal to the Trigger Rate if on the Term End Date, the Index Value is greater than or equal to the Index Value on the Term Start Date, and the out-of-the-money put to value the potential for Index losses greater than the 10% Buffer for the Index Precision Strategy. It is important to note that the out-of-the-money put will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the Term Start Date. This is because the risk that the Index Value could be lower on the Term End Date is present to some extent whether or not the current Index price on a Business Day is lower than the Index Value on the Term Start Date.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix B

For the Index Guard Strategy, the Proxy Value involves tracking four hypothetical derivatives and is calculated using the following formula:
Proxy Value = (at-the-money call) – (out-of-the-money call) – (at-the-money put) + (out-of-the-money put)
With respect to our Proxy Value formula, we designed the at-the-money call and out-of-the-money call to value the potential for Index gains up to the Cap and the at-the-money put to value the potential for Index losses, but add back the out-of-money put to mimic the protection of the -10% Floor for the Index Guard Strategy. It is important to note that the at-the-money put will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the Term Start Date. It is also important to note that the out-of-money put will almost always reduce, and never exceed, the negative impact of the at-the-money put for the Index Guard Strategy.
For the Index Performance Strategy, the Proxy Value involves tracking three hypothetical derivatives and is calculated using the following formula:
Proxy Value = (at-the-money call) – (out-of-the-money call) – (out-of-the-money put)
With respect to our Proxy Value formula, we designed the at-the-money call and out-of-the-money call to value the potential for Index gains subject to any applicable Participation Rate up to the Cap, and the out-of-the-money put to value the potential for Index losses greater than the 10% or 20% Buffer for the Index Performance Strategy. Similar to the Index Precision Strategy, it is important to note that the out-of-the-money put will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the Term Start Date. This is because the risk that the Index Value could be lower on the Term End Date is present to some extent whether or not the current Index price on a Business Day is lower than the Index Value on the Term Start Date. For purposes of the Proxy Value formula the value of the out-of-the-money call will be zero if an Index Option is uncapped.
For the Index Protection Strategy with Trigger, the Proxy Value involves tracking one hypothetical derivative and is calculated using the following formula:
Proxy Value = Trigger Rate x (at-the-money binary call)
With respect to our Proxy Value formula, we designed the at-the-money binary call to value the potential for gains equal to the Trigger Rate if on the Term End Date, the Index Value is greater than or equal to the Index Value on the Term Start Date.
For the Index Protection Strategy with Cap, the Proxy Value involves tracking two hypothetical derivatives and is calculated using the following formula:
Proxy Value = (at-the-money call) – (out-of-the-money call)
With respect to our Proxy Value formula, we designed the at-the-money call and out-of-the-money call to value the potential for Index gains up to the Cap for the Index Protection Strategy with Cap.
Calculating Proxy Interest
The proxy interest is an amount of interest that is earned to provide compensation for the cost of the Proxy Investment on the Term Start Date. The proxy interest is approximated by the value of amortizing the cost of the Proxy Investment over the Term to zero. The formula for proxy interest involves the calculation of (i) the beginning Proxy Value (the formula for which varies depending on the Crediting Method, as previously discussed) and (ii) the time remaining during a Term. The time remaining during a Term is equal to the number of days remaining in the Term divided by the Term length. Term length equals the number of days from the Term Start Date to the Term End Date. The proxy interest may be significantly different from current interest rates available on interest bearing investments.
Additional Information
You can find a more detailed explanation of the calculation of the Proxy Value, including examples, in Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This Exhibit is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197, or visiting our website at allianzlife.com.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix B

Appendix C – Annual Contract Fees Calculation Examples
Please note that these examples may differ from your actual results due to rounding.
Assuming You Purchase a Contract with the Traditional Death Benefit
You purchase a Contract with the Traditional Death Benefit and your Contract automatically includes the Income Benefit. On the Quarterly Contract Anniversary your total annual Contract fees are 1.95% (1.25% product fee and a 0.70% rider fee for the Income Benefit) and your Contract Value and Charge Base are $100,000. This Contract Value includes any gains or losses on the AZL Government Money Market Fund (if applicable) and any Daily Adjustments or Performance Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily Contract fee amount for this quarter as follows:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $100,000 x (1.95% ÷ 365) = $5.34
If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or: 89 x $5.34 = $475.48
On the next Quarterly Contract Anniversary we would deduct $475.48 from the Contract Value. We first account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Performance Credits to the Index Option Values, then process any additional Purchase Payments, withdrawals you take, and deductions we make for the total quarterly Contract fees. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,250 we would begin computing the daily Contract fees for the next quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $101,250 x (1.95% ÷ 365) = $5.41
If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the dollar amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily Contract fees for the remainder of the quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $116,250 x (1.95% ÷ 365) = $6.21
If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or:
(43 x $5.41) + (49 x $6.21) = $232.60 + $304.32 = $536.92
On the next Quarterly Contract Anniversary we would deduct $536.92 from the Contract Value after we account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Performance Credits to the Index Option Values. We would then process any additional Purchase Payments, withdrawals you take, and deductions we make for the total quarterly Contract fees and set the Charge Base equal to this new Contract Value and begin computing the daily Contract fees for the next quarter on the next day.
Assuming You Purchase a Contract with the Maximum Anniversary Value Death Benefit
You purchase a Contract with the Maximum Anniversary Value Death Benefit and your Contract automatically includes the Income Benefit. On the Quarterly Contract Anniversary your total annual Contract fees are 2.15% (1.25% product fee, 0.70% rider fee for the Income Benefit, and a 0.20% rider fee for the Maximum Anniversary Value Death Benefit) and your Contract Value and Charge Base are $100,000. This Contract Value includes any gains or losses on the AZL Government Money Market Fund (if applicable) and any Daily Adjustments or Performance Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily Contract fee amount for this quarter as follows:

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix C

(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $100,000 x (2.15% ÷ 365) = $5.89
If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or: 89 x $5.89 = $524.25
On the next Quarterly Contract Anniversary we would deduct $524.25 from the Contract Value. We first account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Performance Credits to the Index Option Values, then process any additional Purchase Payments, withdrawals you take, and deductions we make for the total quarterly Contract fee. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,250, we would begin computing the daily Contract fees for the next quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $101,250 x (2.15% ÷ 365) = $5.96
If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the dollar amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily Contract fees for the remainder of the quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $116,250 x (2.15% ÷ 365) = $6.85
If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or:
(43 x $5.96) + (49 x $6.85) = $256.45 + $335.53 = $591.98
On the next Quarterly Contract Anniversary we would deduct $591.98 from the Contract Value after we account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Performance Credits to the Index Option Values. We would then process any additional Purchase Payments, withdrawals you take, and deductions we make for the total quarterly Contract fees and set the Charge Base equal to this new Contract Value and begin computing the daily Contract fees for the next quarter on the next day.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix C

Appendix D – Increasing Income Payment Example with Performance Lock and Early Reallocation
Assume your Contract Value is $100,000 and you allocate 20% to the Index Protection Strategy with Trigger using the S&P 500® Index and 80% to the Index Protection Strategy with the Cap using the EURO STOXX 50® on the Income Benefit Date.
During the first Income Benefit Year you execute a Performance Lock on the Index Protection Strategy with the Cap using the EURO STOXX 50®. On the Lock Date, the increase in Index Option Value is 2.80%. A month later you execute an Early Reallocation and move the locked Index Option Value into Index Protection Strategy with the Cap using the Nasdaq-100® Index. On the day of Early Reallocation, the percentage of total Index Option Base in the EURO STOXX 50® Index Option is still 80% before we apply daily transactions.
After applying daily transactions, the Index Option Base for the Index Protection Strategy with the Cap using Nasdaq-100® Index Option is now $82,240 ($80,000 Index Option Base plus the 2.80% increase in Index Option Value). The Term End Date for this Index Option will be the second Income Benefit Anniversary.
On the first Income Benefit Anniversary, before applying daily transactions the Index Option Base in the Index Protection Strategy with Trigger is $19,858, and the Index Option Base in the Index Protection Strategy with Cap is $81,654. This means 19.56% (=$19,858 / ($19,858 + $81,654)) of the Index Option Base is in the Index Protection Strategy with Trigger, and 80.44% (= $81,654 / ($19,858 + $81,654)) of the Index Option Base is in the Index Protection Strategy with the Cap using the Nasdaq-100®.
The Index Protection Strategy with Trigger using the S&P 500® Index receives a 3.5% Performance Credit. The Index Protection Strategy with the Cap using the Nasdaq-100® Index is not locked and it does not receive a Performance Credit because this anniversary is not a Term End Date. The Index Protection Strategy with the Cap using the EURO STOXX 50® had a locked increase in Index Option Value of 2.80%.
Your annual maximum Income Payment on the first Income Benefit Anniversary will increase by 2.92% ((3.5% x 19.56%) + (0% x 80.44%) + (80% x 2.80%)).

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix D

Appendix E – Material Contract Variations by State
[To be updated by amendment]
Your Contract is subject to the law of the state in which it is issued. Some of the features of your Contract may differ from the features of a Contract issued in another state because of state-specific legal requirements. In addition, not all features and benefits are approved in all states. All material state variations in the Contract are disclosed in this Appendix. If you would like more information regarding state specific Contract provisions, you should contact your Financial Professional or contact our Service Center at the toll-free telephone number listed at the back of this prospectus.
Material State Contract Variations
ISSUE STATE	FEATURE AND BENEFITS	VARIATION

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix E

Appendix F – Variable Investment Option Under the Contract
[To be updated by amendment]
The following includes information about the AZL Government Money Market Fund. More information about the AZL Government Money Market Fund is available in the fund's prospectus, which may be amended from time to time and can be found online at allianzlife.com/variableoptions. You can also request this information at no cost by calling (800) 624-0197, or by sending an email request to contact.us@allianzlife.com.
The current expenses and performance information below reflects fees and expenses of the AZL Government Money Market Fund, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. The AZL Government Money Market Fund's past performance is not necessarily an indication of future performance.
Investment Objectives	Variable Investment Option and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of December 31, 2022)
			1 Year	5 Years	10 Years
Current income consistent with stability of principal	AZL® Government Money Market Fund(1) Adviser: Allianz Investment Management LLC Subadviser: BlackRock Advisors, LLC	0.64%	0.00%	0.53%	0.27%
(1)
The AZL® Government Money Market Fund’s annual expenses reflect a temporary fee reduction. Please see the AZL® Government Money Market Fund’s prospectus for information regarding the expense reimbursement or fee waiver arrangement.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix F

Appendix G – Audited Selected Financial Data and Statutory Financial Statements
[To be updated by amendment]
Management’s Discussion and Analysis of Financial Condition and Results of Operations (For the 12 month period ending December 31, 2022)
The following discussion of our financial condition and results of operations should be read in conjunction with our statutory financial statements and notes to those statements included in this Appendix. The discussion and analysis in this Appendix includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in 2022 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”
Statutory Financial Statements
The statutory financial statements of Allianz Life Insurance Company of North America as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 included in this Appendix G have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The principal business address of PricewaterhouseCoopers LLP is 45 South Seventh Street, Suite 3400, Minneapolis, MN.

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023
Appendix G

For Service or More Information
The Statement of Additional Information (SAI) contains additional information about the Contract, Allianz Life, and the Separate Account. The SAI is dated the same date as this prospectus, and the SAI is incorporated by reference into this prospectus. This prospectus and the SAI can be found online at allianzlife.com/prospectuses. You can also request this information at no cost by calling (800) 624-0197, or by sending an email request to contact.us@allianzlife.com.
The SEC maintains a website sec.gov. The prospectus, the Form N-4 SAI and other information about the Contract are available on the EDGAR database on the SEC’s website. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Our Service Center
If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197.
To send an application, a check for an additional Purchase Payment, or for general customer service, please mail to the appropriate address as follows:
To send an application, a check for an additional Purchase Payment, or for general customer service, please mail to the appropriate address as follows:
REGULAR MAIL
Allianz Life Insurance Company of North America P.O. Box 59060 Minneapolis, MN 55459-0060

OVERNIGHT, CERTIFIED, OR REGISTERED MAIL
Allianz Life Insurance Company of North America 5701 Golden Hills Drive Golden Valley, MN 55416-1297

Checks sent to the wrong address for applications or additional Purchase Payments are forwarded to the 5701 Golden Hills Drive address listed above, which may delay processing.
For general customer service by email, please use this address: contact.us@allianzlife.com. To send information by email, please use this address: variableannuity@send.allianzlife.com. To send information over the web, please upload to your account on our website at: allianzlife.com. If you have questions about whether you can submit certain information by email or over the web, please contact our Service Center.
Until May 1, 2024, all dealers that effect transactions in these securities may be required to deliver a prospectus.
EDGAR Contract ID No.: [To be updated by amendment]

Allianz Index Advantage+ IncomeSM Variable Annuity Prospectus – May 1, 2023

PART B – SAI

STATEMENT OF ADDITIONAL INFORMATION
ALLIANZ Index Advantage+ IncomeSM VARIABLE ANNUITY contract
INDIVIDUAL FLEXIBLE PURCHASE PAYMENT VARIABLE and index-linked  DEFERRED ANNUITY CONTRACT
Issued by
Allianz Life Variable Account B (the Separate Account) and
Allianz Life Insurance Company of North America (Allianz Life, we, us, our)
This Statement of Additional Information (SAI) is not a prospectus. It should be read in conjunction with the Contract’s prospectus, dated May 1, 2023. Definitions of capitalized terms can be found in the glossary of the prospectus.
The prospectus contains important information about the Contract and Allianz Life that you ought to know before investing. For a copy of the Contract’s prospectus, visit allianzlife.com/prospectuses, send an email request to contact.us@allianzlife.com, or call or write us at:
Allianz Life Insurance Company of North America
P. O. Box 561
Minneapolis, MN 55440-0561
(800) 624-0197
Dated: May 1, 2023
IAPISAI-0422

Annuity Payments	4
Annuity Payment Options	4
Appendix A – Death of the Owner and/or Annuitant	6

Allianz Index Advantage+ IncomeSM Statement of Additional Information – May 1, 2023
 2

Allianz Life as Custodian
Allianz Life does not have a separate custodian for the assets owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.

Legal Opinions
Erik T. Nelson, Associate General Counsel, Senior Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

Distributor
The Contracts, which are offered continuously, are distributed by Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor of the contracts.
ALFS sells annuity contracts issued by Allianz Life primarily through “wholesaling,” in which ALFS sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, ALFS has agreements with approximately 595 retail broker/dealers to sell its contracts.
We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering. We pay commissions for the sale of the Contracts. ALFS passes through most of the commissions it receives to the selling firms. ALFS received commissions for contracts issued under Allianz Life Variable Account B in the following amounts during the last three calendar years:
[To be updated by amendment]
Calendar Year	Aggregate Amount of Commissions Paid to ALFS	Aggregate Amount of Commissions Retained by ALFS After Payments to Selling Firms
2020	$319,676,842.37	$0
2021	$427,180,421.91	$0
2022	$[XX]	$[XX]
[To be updated by amendment]
As described in the prospectus, ALFS may pay marketing support payments to certain third-party firms for marketing our contracts. Currently, ALFS makes marketing support payments to approximately 67 broker-dealer firms. These payments vary in amount. In 2022, the five firms receiving the largest payments, ranging from $[XX] to $[XX] are listed below.
Firm Name
LPL Financial
Wells Fargo Advisors LLC – Wealth (ISG)
Wells Fargo Advisors LLC (PCG)
Park Avenue Securities
Securities America Inc.

Allianz Index Advantage+ IncomeSM Statement of Additional Information – May 1, 2023
 3

Administrative Service Fees
Allianz Life contracts with Tata Consultancy Services (Tata) to perform certain administrative services as described in prospectus section 13, Other Information – Administration/Allianz Service Center. Allianz Life paid Tata the following amounts for these services during the last three calendar years:
[To be updated by amendment]
Calendar Year	Total Paid to Tata
2020	$1,737,100
2021	$2,112,265
2022	$[XX]

Annuity Payments
We base Annuity Payments on the Contract Value. We guarantee the dollar amount of Annuity Payments (equal installments) and this amount does not change except as provided under Annuity Option G, or if your Income Payments under the Increasing Income payment option are converted to Annuity Payments. The Contract Value you apply to Annuity Payments is placed in our general account. Annuity Payments are based on an interest rate and mortality table specified in your Contract. These rates are guaranteed and we cannot use lower rates.
Annuity Payments end upon the earliest of the following.
•
Under Annuity Option A, the end of the guaranteed period.
•
Under Annuity Options B, F, and G, the death of the last surviving Annuitant.
•
Under Annuity Option C, the death of the Annuitant and the end of the guaranteed period.
•
When the Contract ends.
Annuity Payment Options
The Annuity Payment Options are briefly described in prospectus section 8 – The Annuity Phase, and we included additional information that you may find helpful here.
Option A. Guaranteed Period. We make Annuity Payments for a guaranteed period of ten years. If the Annuitant dies before the end of the guaranteed period, then we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s).
Option B. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract. If we convert your single Income Payments to Annuity Payments under this option, on the Annuity Date we will establish a “remaining value” equal to your Contract Value. Each Annuity Payment will reduce the remaining value by the dollar amount paid. Upon the death of the Annuitant, we will pay any remaining value to the named Beneficiary(s).
Option C - Life Annuity with Payments Over 5 or 10 Years Guaranteed. We make Annuity Payments during the life of the Annuitant. If the Annuitant dies before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period ends, the last payment is the one that is due before the Annuitant’s death.
Option F - Joint and Last Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant’s death. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract. If we convert your joint Income Payments to Annuity Payments under this option, on the Annuity Date we

Allianz Index Advantage+ IncomeSM Statement of Additional Information – May 1, 2023
 4

will establish a “remaining value” equal to your Contract Value. Each Annuity Payment will reduce the remaining value by the dollar amount paid. Upon the death of the last surviving Annuitant, we will pay any remaining value to the named Beneficiary(s).
Option G - Joint and 2/3 Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant at 2/3 of the original amount. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant’s death. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

Allianz Index Advantage+ IncomeSM Statement of Additional Information – May 1, 2023
 5

Appendix A – Death of the Owner and/or Annuitant
The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.
Upon the Death of a Sole Owner

Action if the Contract is in the Accumulation Phase

•
We pay a death benefit to the Beneficiary unless the Beneficiary is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the Beneficiary is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun). For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•
If the deceased Owner was a Determining Life and the surviving spouse Beneficiary continues the Contract:
−
we increase the Contract Value to equal the Guaranteed Death Benefit Value if greater and available, and the death benefit ends,
−
the surviving spouse becomes the new Owner,
−
if Income Payments have not begun the Accumulation Phase continues,
−
if Income Payments have begun, they can only continue if the surviving spouse is a Covered Person; otherwise the Income Benefit ends, and
−
upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.
•
If the deceased Owner was not the Determining Life the Traditional Death Benefit or Maximum Anniversary Value Death Benefit ends and the Beneficiary(s) receive the Contract Value.
Action if the Contract is in the Annuity Phase

•
The Beneficiary becomes the Payee. If we are still required to make Annuity Payments under the selected Annuity Option, the Beneficiary also becomes the new Owner.
•
If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•
If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
−
Annuity Option A or C, payments end when the guaranteed period ends.
−
Annuity Option B, F, or G, payments end. If Income Payments were converted to Annuity Payments under Annuity Option B or F, we will also pay any remaining value to the named Beneficiary(s).
•
If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Allianz Index Advantage+ IncomeSM Statement of Additional Information – May 1, 2023
Appendix A
 6

UPON THE DEATH OF A JOINT OWNER

Action if the Contract is in the Accumulation Phase

•
The surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses there may also be contingent Beneficiaries.
•
We pay a death benefit to the surviving Joint Owner unless he or she is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the surviving Joint Owner is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun). For a description of the death benefit and payout options, see prospectus section 11, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•
If the deceased Joint Owner was a Determining Life and the surviving spouse/Joint Owner continues the Contract:
−
we increase the Contract Value to equal the Guaranteed Death Benefit Value if greater and available, and the death benefit ends,
−
the surviving spouse/Joint Owner becomes the new sole Owner,
−
if Income Payments have not begun the Accumulation Phase continues,
−
if Income Payments have begun, they can only continue if the surviving spouse/Joint Owner is also a Covered Person; otherwise the Income Benefit ends, and
−
upon the surviving spouse/Joint Owner’s death, his or her Beneficiary(s) receives the Contract Value.
•
If the deceased Joint Owner was not a Determining Life the Traditional Death Benefit or Maximum Anniversary Value Death Benefit ends and the Beneficiary(s) receive the Contract Value.
Action if the Contract is in the Annuity Phase

•
If we are still required to make Annuity Payments under the selected Annuity Option, the surviving Joint Owner becomes the sole Owner.
•
If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•
If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
−
Annuity Option A or C, payments end when the guaranteed period ends.
−
Annuity Option B, F, or G, payments end. If Income Payments were converted to Annuity Payments under Annuity Option B or F, we will also pay any remaining value to the named Beneficiary(s).
•
If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Allianz Index Advantage+ IncomeSM Statement of Additional Information – May 1, 2023
Appendix A
 7

UPON THE DEATH OF AN ANNUITANT AND THERE IS NO SURVIVING JOINT ANNUITANT

Action if the Contract is in the Accumulation Phase

•
If the deceased Annuitant was not an Owner, and the Contract is owned only by an individual(s), we do not pay a death benefit. The Owner can name a new Annuitant subject to our approval.
•
If the deceased Annuitant was a sole Owner, we pay a death benefit as discussed in the “Upon the Death of a Sole Owner” table. If the Contract is continued by a surviving spouse, the new surviving spouse Owner can name a new Annuitant subject to our approval.
•
If the deceased Annuitant was a Joint Owner, we pay a death benefit as discussed in the “Upon the Death of a Joint Owner” table. If the Contract is continued by a surviving Joint Owner who is also a surviving spouse, the surviving spouse Joint Owner can name a new Annuitant subject to our approval.
•
If the Contract is owned by a non-individual, we treat the death of the Annuitant as the death of a sole Owner, and we pay a death benefit as discussed in the “Upon the Death of a Sole Owner” table. NOTE: For non-individually owned Contracts, spousal continuation is only available if the Contract is Qualified, owned by a qualified plan or a custodian, and the surviving spouse is named as the sole primary beneficiary under the qualified plan or custodial account.
Action if the Contract is in the Annuity Phase

•
No death benefit is payable.
•
If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
−
Annuity Option A or C, payments end when the guaranteed period ends.
−
Annuity Option B, F, or G, payments end. If Income Payments were converted to Annuity Payments under Annuity Option B or F, we will also pay any remaining value to the named Beneficiary(s).
•
If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a sole Owner, the Beneficiary becomes the new sole Owner.
•
If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.
UPON THE DEATH OF THE ANNUITANT DURING THE ANNUITY PHASE AND THERE IS A SURVIVING JOINT ANNUITANT

•
Only Annuity Options F and G allow joint Annuitants. Under Annuity Options F and G, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. If Income Payments were converted to Annuity Payments under Annuity Option F, we will also pay any remaining value to the named Beneficiary(s).
•
No death benefit is payable.
•
If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a sole Owner, the Beneficiary becomes the new Owner.
•
If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

Allianz Index Advantage+ IncomeSM Statement of Additional Information – May 1, 2023
Appendix A
 8

PART C – OTHER INFORMATION

ITEM 27. EXHIBITS
(a)	1.
Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account, dated May 31, 1985 incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on June 25, 1996.

2.
Resolution of Board of Directors of the Company authorizing registration of the Allianz Index Advantage annuity and establishment of a new separate account, dated December 11, 2012, incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on January 3, 2013.

(b)	Not Applicable
(c)	1.
Principal Underwriter Agreement by and between North American Life and Casualty Company on behalf of NALAC Financial Plans, Inc. dated September 14, 1988 incorporated by reference as exhibit EX-99.B3.a. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on December 13, 1996.
(North American Life and Casualty Company is the predecessor to Allianz Life Insurance Company of North America. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC, which is the predecessor to Allianz Life Financial Services, LLC.)

2.
Broker-Dealer Agreement (amended and restated) between Allianz Life Insurance Company of North America and Allianz Life Financial Services, LLC, dated June 1, 2010 incorporated by reference as exhibit EX-99B3b. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

3.
The current specimen of the selling agreement between Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, and retail brokers which offer and sell the Contracts to the public is incorporated by reference as exhibit EX-99.B3.b. from Registrant's initial filing on Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on May 19, 2006.The underwriter has executed versions of the agreement with approximately 2,100 retail brokers.

(d)	1.*	Individual Variable Annuity Contract-L40538-01
	2.*	Contract Schedule Page-S40875-01-IAI
	3.*	Index Options Contract Schedule-S40877-INCOME
	4.*	Index Protection Strategy Rider with Trigger Rider-S40879-02
	5.*	Index Guard Strategy Rider- S40889-03
	6.*	Index Precision Strategy Rider- S40891-02
	7.*	Index Performance Strategy Rider II- S40903-01
	8.*	Index Performance Strategy Rider III- S40904-01
	9.*	Index Protection Strategy with Cap Rider- S40899-02
	10.*	Performance Lock Rider (with lock and go)- S40908
	11.*	Waiver of Withdrawal Charge Rider- S40749-01
	12.*	Traditional Death Benefit Rider- S40880-01
	13.*	Maximum Anniversary Value Death Benefit Rider- S40897-01
	14.*	Income Benefit Rider (with lock and go)- S40901-04-IAI
	15.*	Income Multiplier Benefit Rider- S40905-01
	16.*	Income Benefit Rider Contract Schedule- S40902-02
	17.*	Income Multiplier Benefit Rider Contract Schedule-S40906-01
	18.*	Annuity Purchase Acknowledgment- E-APA-VAR-03
	19.*	Maximum Anniversary Value Death Benefit Contract Schedule (Allianz Index Advantage Enhancements January 2018)- S40898-IVA
20.
Inherited IRA/Roth IRA Endorsement-S40713 incorporated by reference as exhibit EX-99.B4.q. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

21.
Roth IRA Endorsement-S40342 incorporated by reference as exhibit EX-99.B4.l. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

22.
IRA Endorsement-S40014 incorporated by reference as exhibit EX-99.B4.g. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

23.
Unisex Endorsement-(S20146) incorporated by reference as exhibit EX-99.B4.h. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

24.
Pension Plan and Profit Sharing Plan Endorsement-S20205 incorporated by reference as exhibit EX-99.B4.i. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

25.
Inforce Index Performance Strategy Rider II- S40903-IAI-INFORCE,, incorporated by reference as exhibit 4(d)(iii) from Post-Effective Amendment No. 3 to Registrant’s Form S-1 (File No. 333-230901), electronically filed on January 8, 2020.

26.
Inforce Index Performance Strategy Rider III – S40904-IAI-INFORCE incorporated by reference as exhibit 4(d)(iii) from Post-Effective Amendment No. 1 to Registrant’s Form S-1 (File No. 333-237628), electronically filed on December 10, 2020.

27.
BD Flex Schedule Page-S40877-IAI-CM01, incorporated by reference as EX-99.B4.c. from Pre-Effective Amendment No. 1 to Registrant’s Form N-4 (File Nos. 333-222815 and 811-05618), electronically filed on May 7, 2018.

(e)	1.	Application for Ind. Var. Annuity Contract- IXA-APP-04
(f)	1.
The Restated Articles of Incorporation of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.i. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

2.
The Restated Bylaws of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.ii. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

(g)	Not Applicable
(h)	Not Applicable
(i)	1.
Master Professional Services Agreement effective January 1, 2020 between Allianz Life Insurance Company of North America and Tata Consultancy Services Limited, incorporated by reference as exhibit 27(i)(1). from Post-Effective Amendment No. 23 to Registrant's Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on April 15, 2022.

2.
BPO Service Description and Statement of Work of the Master Professional Serives Agreement between Allianz Life Insurance Company of North America and Tata Consultancy Services Limited effective January 1, 2020, incorporated by reference as exhibit 27(i)(2). from Post-Effective Amendment No. 23 to Registrant's Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on April 15, 2022.

3.
Attachment 2-F to BPO Schedule 2 of the BPO Service Description and Statement of Work of the Master Professional Serives Agreement between Allianz Life Insurance Company of North America and Tata Consultancy Services Limited effective January 1, 2020, incorporated by reference as exhibit 27(i)(3). from Post-Effective Amendment No. 23 to Registrant's Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on April 15, 2022.

(j)	Not Applicable
(k)**	Opinion and Consent of Counsel
(l)**	Consent of Independent Registered Public Accounting Firms
(m)	Not Applicable
(n)	Not Applicable
(o)	Not Applicable
(p)*	Powers of Attorney

*	Filed herewith
**	To be filed by amendment

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR – Allianz Life Insurance Company of NA
Unless noted otherwise, all officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
The following are the Officers and Directors of the Company:

Name and Principal Business Address	Positions and Offices with Depositor
Jasmine M. Jirele	Director, President, and Chief Executive Officer
Andreas G. Wimmer Allianz SE Königinstraße 28 80802 München, Germany	Director and Board Chair
William E. Gaumond	Director, Senior Vice President, Chief Financial Officer, Treasurer, and Interim Controller
Eric J. Thomes	Senior Vice President, Chief Distribution Officer
Neil H. McKay	Senior Vice President, Chief Actuary
Gretchen Cepek	Senior Vice President, General Counsel, and Secretary
Jean-Roch P.F. Sibille	Senior Vice President, Chief Investment Officer
Jenny L. Guldseth	Senior Vice President, Chief Human Resources Officer
Karim Akhaven-Hezavei	Senior Vice President, Chief Operating Officer
Walter White	Director
Udo Frank	Director
Kevin E. Walker	Director
Anna Sophie Herken Allianz Asset Management GmbH Seidlstrasse 24-24a Munich, Germany 80335	Director
Howard E. Woolley	Director
ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT
THE INSURANCE COMPANY ORGANIZATIONAL CHART IS INCORPORATED BY REFERENCE AS ITEM 29 FROM POST-EFFECTIVE AMENDMENT NO. 23 TO REGISTRANT'S FORM N-4 (FILE NOS. 333-185866 AND 811-05618), ELECTRONICALLY FILED ON APRIL 18, 2022.ITEM 30. INDEMNIFICATION
Indemnification provision, as required by the ’33 Act, Rule 484
The Bylaws of the Insurance Company provide:
ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES
SECTION 1. RIGHT TO INDEMNIFICATION:
(a)
Subject to the conditions of this Article and any conditions or limitations imposed by applicable law, the Corporation shall indemnify any employee, director or officer of the Corporation (an "Indemnified Person") who was, is, or in the sole opinion of the Corporation, may reasonably become a party to or otherwise involved in any Proceeding by reason of the fact that such Indemnified Person is or was:

	(i)	a director of the Corporation; or
	(ii)	acting in the course and scope of his or her duties as an officer or employee of the Corporation; or
	(iii)	rendering Professional Services at the request of and for the benefit of the Corporation; or
(iv)
serving at the request of the Corporation as an officer, director, fiduciary or member of another corporation, association, committee, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Outside Organization").

(b)	Notwithstanding the foregoing, no officer, director or employee shall be indemnified pursuant to these bylaws under the following circumstances:
	(i)	in connection with a Proceeding initiated by such person, in his or her own personal capacity, unless such initiation was authorized by the Board of Directors;
	(ii)	if a court of competent jurisdiction finally determines that any indemnification hereunder is unlawful;
	(iii)	for acts or omissions involving intentional misconduct or knowing and culpable violation of law;
(iv)
for acts or omissions that the Indemnified Person believes to be contrary to the best interests of the Corporation or its shareholders or that involve the absence of good faith on the part of the Indemnified Person;

	(v)	for any transaction for which the Indemnified Person derived an improper personal benefit;
(vi)
for acts or omissions that show a reckless disregard for the Indemnified Person's duty to the Corporation or its shareholders in circumstances in which the Indemnified Person was aware or should have been aware, in the ordinary course of performing the Indemnified Person's duties, of the risk of serious injury to the Corporation or its shareholders;

	(vii)	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Indemnified Person's duties to the Corporation or its shareholders;
	(viii)	in circumstances where indemnification is prohibited by applicable law;
(ix)
in the case of service as an officer, director, fiduciary or member of an Outside Organization, where the Indemnified Person was aware or should have been aware that the conduct in question was outside the scope of the assignment as contemplated by the Corporation.

SECTION 2. SCOPE OF INDEMNIFICATION:
(a)
Indemnification provided pursuant to Section 1(a)(iv) shall be secondary and subordinate to indemnification or insurance provided to an Indemnified Person by an Outside Organization or other source, if any.

(b)
Indemnification shall apply to all reasonable expenses, liability and losses, actually incurred or suffered by an Indemnified Person in connection with a Proceeding, including without limitation, attorneys' fees and any expenses of establishing a right to indemnification or advancement under this article, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and all interest, assessments and other charges paid or payable in connection with or in respect of such expense, liability and loss.

(c)
Such indemnification shall continue as to any Indemnified Person who has ceased to be an employee, director or officer of the Corporation and shall inure to the benefit of his or her heirs, estate, executors and administrators.

SECTION 3. DEFINITIONS:
(a)	"Corporation" for the purpose of Article XI shall mean Allianz Life Insurance Company of North America and all of its subsidiaries.
(b)
"Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, investigative or otherwise, including actions by or in the right of the Corporation to procure a judgment in its favor.

(c)
"Professional Services" shall mean services rendered pursuant to (i) a professional actuarial designation, (ii) a license to engage in the practice of law issued by a State Bar Institution or (iii) a Certified Public Accountant designation issued by the American Institute of Certified Public Accountants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS
Allianz Life Financial Services, LLC (previously USAllianz Investor Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:
Allianz Life Variable Account A
Allianz Life of NY Variable Account C
Allianz Funds
The following are the officers (managers) and directors (Board of Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

Name	Positions and Offices with Underwriter
Corey Walther	Governor and President
Eric J. Thomes	Governor, Chief Executive Officer, and Chief Manager
William E. Gaumond	Governor
Amy K. Borden	Chief Financial Officer and Treasurer
Matthew C. Dian	Vice President, Chief Compliance Officer
Heather L. Kelly	Executive Vice President, Head of Advisory & Strategic Accounts
Kristine M. Lord-Krahn	Chief Legal Officer and Secretary
Nicole D. Van Walbeek	Assistant Secretary

For the period 1-1-2021 to 12-31-2021
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Allianz Life Financial Services, LLC	$427,180,421.91	$0	$0	$0

The $427,180,421.91 that Allianz Life Financial Services, LLC received from Allianz Life as commissions on the sale of Contracts issued under Allianz Life Variable Account B was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
Incorporated by reference as Item B3 on form NCEN, filed by the Registrant on March 10, 2022.
ITEM 33. MANAGEMENT SERVICES
Not Applicable
ITEM 34. FEE REPRESENTATIONS
Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.
The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:
1.
Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.	Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;
3.
Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4.
Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Minneapolis and State of Minnesota, on this 16th day of December, 2022.

ALLIANZ LIFE VARIABLE ACCOUNT B
(Registrant)
By: ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)
By: /s/ ERIK T. NELSON
Erik T. Nelson
Associate General Counsel, Senior Counsel
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)
By: JASMINE M. JIRELE (1)
Jasmine M. Jirele
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 16th day of December, 2022.
Signature	Title
Jasmine M. Jirele (1)	Director, President & Chief Executive Officer
Andreas G. Wimmer (1)	Director and Board Chair
William E. Gaumond(1)	Director, Senior Vice President, Chief Financial Officer, Treasurer (principal accounting officer), and Interim Controller
Howard E. Woolley(1)	Director
Udo Frank(1)	Director
Kevin E. Walker(1) Anna Sophia Herken(1)	Director Director
Walter White(1)	Director
(1)	By Power of Attorney filed as Exhibit 27(p) to this Registration Statement.

By: /s/ ERIK T. NELSON
Erik T. Nelson
Associate General Counsel, Senior Counsel

EXHIBITS TO
TO
FORM N-4
(FILE NOS. 333-[ ] AND 811-05618)
 ALLIANZ LIFE VARIABLE ACCOUNT B
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
INDEX TO EXHIBITS
27(d)1	Individual Variable Annuity Contract-L40538-01
27(d)2	Contract Schedule Page-S40875-01-IAI
27(d)3	Index Options Contract Schedule-S40877-INCOME
27(d)4	Index Protection Strategy Rider with Trigger Rider-S40879-02
27(d)5	Index Guard Strategy Rider- S40889-03
27(d)6	Index Precision Strategy Rider- S40891-02
27(d)7	Index Performance Strategy Rider II- S40903-01
27(d)8	Index Performance Strategy Rider III- S40904-01
27(d)9	Index Protection Strategy with Cap Rider- S40899-02
27(d)10	Performance Lock Rider (with lock and go)- S40908
27(d)11	Waiver of Withdrawal Charge Rider- S40749-01
27(d)12	Traditional Death Benefit Rider- S40880-01
27(d)13	Maximum Anniversary Value Death Benefit Rider- S40897-01
27(d)14	Income Benefit Rider (with lock and go)- S40901-04-IAI
27(d)15	Income Multiplier Benefit Rider- S40905-01
27(d)16	Income Benefit Rider Contract Schedule- S40902-02
27(d)17	Income Multiplier Benefit Rider Contract Schedule-S40906-01
27(d)18	Annuity Purchase Acknowledgment- E-APA-VAR-03
27(d)19	Maximum Anniversary Value Death Benefit Contract Schedule (Allianz Index Advantage Enhancements January 2018)- S40898-IVA
27(p)	Power of Attorney